7/27


07025562

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dixons Group PLC

*CURRENT ADDRESS

PROCESSED
AUG 0 1 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02331

FISCAL YEAR 4-28-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/30/07

DSG international plc

Maylands Avenue
Hemel Hempstead
Herts HP2 7TG

Dear Shareholder

ANNUAL GENERAL MEETING 2007 (AGM)

I have pleasure in sending the notice of this year's AGM which will be held on Wednesday, 5 September 2007 at The Café Royal, 68 Regent Street, London W1 at 11:30 am. I also enclose your copy of our Annual Report and Accounts for the 52 weeks ended 28 April 2007.

The formal notice of the meeting is set out on pages 2 to 4 of this letter together with additional information to assist you. At every annual general meeting there are standard items of business. These are set out in resolutions 1 to 8 and 10 to 11 and cover the Annual Report and Accounts, the final dividend, the re-appointment of directors, the re-appointment and payment of the auditors, the Remuneration Report and the renewal of the directors' authority to issue shares. Details of the directors seeking re-appointment are set out in resolutions 3, 4, and 5 and you can find their biographical details on pages 30 and 31 of the Annual Report and Accounts.

Under resolution 9 we are asking shareholders to renew the authority given to the directors in previous years to make donations to EU Political Organisations. We do not, as a matter of policy, make cash contributions in support of any political party. However, we consider it to be in the best interests of shareholders that the directors should have the continued authority to engage with people in the political arena on issues which affect or have potential impacts on the Group. Whilst the law remains as presently drafted we need shareholders' authority to do so.

On 20 June 2007 the Company announced that it intended to repurchase shares to the value of £100 million through a share repurchase programme. Resolution 12 seeks shareholders' authority for the renewal of the directors' powers to buy back the Company's shares which has been granted at previous annual meetings. The passing of this resolution will enable the Company to continue the current repurchase programme.

In addition to the items of business listed in the notice, John Clare, our Chief Executive, will update you on the Group's progress and you will have the opportunity to ask questions about our performance over the past year. The chairmen of the Audit, Remuneration and Nominations Committees will be present at the AGM and will be able to answer questions relating to the business undertaken by these committees.

Recommendation

Your directors consider that all of the resolutions are in the best interests of the Company and its shareholders and unanimously recommend that you vote in favour of them, as they intend to do in respect of their own beneficial holdings.

Action to be taken

Your vote is important to us. If you are attending the meeting please ensure you bring the attendance card with you. It can be found attached to the form of proxy enclosed with this letter.

If you are unable to attend the annual general meeting in person, please send in your votes by proxy. You can do this in one of the following ways:-

- complete, sign and return the accompanying form of proxy to arrive as soon as possible but in any event by no later than 48 hours before the time of the meeting;
- if you are a CREST member you can vote via the CREST system; or
- complete the proxy voting form on-line through the Registrars' website (www.capitaregistrars.com).

Whichever method you use, please read carefully the instructions on the proxy form and in the notes on page 5 of this booklet. The lodging of a form of proxy will not prevent you attending and voting in person if you so wish.

If you are in any doubt about the action to take, you are advised to consult immediately your stockbroker, bank manager, solicitor, accountant or other financial adviser. If you have sold or transferred all of your shares in DSG international plc, please forward this document and the accompanying form of proxy without delay to the purchaser or transferee, or the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

The services and facilities available to our shareholders are set out on pages 5 and 6.

I look forward to seeing you at the annual general meeting or to receiving your voting instructions on the business of the meeting.

Yours sincerely,

John Collins

Sir John Collins
Chairman

19 July 2007

If it would assist you to receive this notice or other shareholder communications in an alternative format, such as large print or Braille, please inform the Secretary.

If you have any questions about the meeting or need any special assistance at the meeting, please contact the Secretary at the registered office or telephone 01727 202752 during normal business hours. Please note that there will be an induction loop system at the annual general meeting.

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of DSG international plc will be held at The Café Royal, 68 Regent Street, London W1B 5EL on 5 September 2007 at 11:30 am to consider the following:

All resolutions will be proposed as ordinary resolutions except numbers 11 to14 inclusive which will be proposed as special resolutions.

Ordinary business

Resolution 1 – Annual Report and Accounts

To receive the directors' report, the financial statements for the 52 weeks ended 28 April 2007 and the auditors' report thereon.

These are contained in the accompanying Annual Report and Accounts.

Resolution 2 – Dividend

To declare a dividend of 6.85 pence per ordinary share for the 52 weeks ended 28 April 2007.

Subject to approval at the meeting, the dividend will be paid on 28 September 2007 to shareholders on the register at the close of business on 24 August 2007.

Resolution 3 – Re-appointment of director

To re-appoint Kevin O'Byrne as a director.

Resolution 4 – Re-appointment of director

To re-appoint Sir John Collins as a director.

Resolution 5 – Re-appointment of director

To re-appoint Count Emmanuel d'André as a director.

The Company's articles of association require one third of the directors, other than those appointed by the Board since the previous annual general meeting, to retire and submit themselves for re-appointment and that no director should continue in office for more than three years unless his appointment is confirmed by shareholders. The above-named directors have been longest in office since being last appointed by shareholders and are willing to seek re-election. Following the annual evaluation of the Board, the directors support their re-appointment. Their biographical details appear on pages 30 and 31 of the Annual Report and Accounts and their terms of appointment are available for inspection at the Company's registered office during business hours.

Resolution 6 – Re-appointment of auditors

To re-appoint Deloitte & Touche LLP as auditors to the Company until the end of the next annual general meeting of the Company.

The Company is required to appoint auditors at every general meeting at which accounts are presented to shareholders. Deloitte & Touche LLP are willing to seek re-appointment.

Resolution 7 – Remuneration of auditors

To authorise the directors to agree the remuneration of the auditors.

In accordance with the Companies Act 1985 (the "1985 Act"), the remuneration of the auditors appointed by the Company may be fixed in such manner as the Company in general meeting may determine. It is normal practice for a Company's directors to be authorised to agree the auditors' fees. If this resolution is passed, the Audit Committee will review and approve the fees for recommendation to the Board.

Special business

Resolution 8 – Remuneration Report

To approve the Remuneration Report for the 52 weeks ended 28 April 2007.

The Directors' Remuneration Report Regulations 2002 require companies to ask shareholders to vote on the Remuneration Report. The report is contained on pages 51 to 59 of the Annual Report and Accounts. Those parts of the Remuneration Report which must be audited appear on pages 53, 56, 57, 58 and 59.

Resolution 9 – Political donations

That the Company be authorised to make donations to EU Political Organisations and to incur EU Political Expenditure (such terms having the meanings set out in Part XA of the Companies Act 1985), in an aggregate amount not exceeding £25,000 for the period ending on the earlier of the date of the next annual general meeting in 2008 or fifteen months after the date of this resolution. Such amount shall extend to expenditure to be incurred either by the Company or its wholly owned subsidiary DSG Retail Limited.

The 1985 Act requires companies to obtain shareholders' authority before they can make donations to EU Political Organisations totalling more than £5,000 in any twelve month period. The definition of Political Expenditure contained in the 1985 Act is very wide and can extend to bodies such as those concerned with policy review, law reform and the representation of the business community. It may also include special interest groups, such as those involved with the environment, which the Company and its subsidiaries may wish to support, even though these activities are not designed to support or influence support for a particular party.

It remains the policy of the Company not to make political donations as that expression is normally understood. However, the directors consider that it is in the best interests of shareholders for the Company to participate in public debate and opinion-forming on matters which affect its

Consolidation of accounts

If you have received more than one set of shareholder information it might be that there is more than one account in your name on our register of members. The most frequent reasons for this are because either your name or your address appear on each account in a slightly different way.

If you would like your accounts consolidated into one, please write to Capita Registrars (see details below) enclosing your share certificates.

CREST

The Company's shares are traded on CREST. CREST is a voluntary system which enables shareholders to hold and transfer their shareholdings electronically rather than by paper. Shareholders holding shares in this way can complete the proxy voting form through the CREST system.

Unsolicited mail

The Company is obliged to make its share register available to third parties on payment of a prescribed fee. This may result in shareholders receiving unsolicited mail. If you wish to limit the receipt of unsolicited mail you should write to:

The Mailing Preference Service
FREEPOST 22
London W1E 7ER

Or register on their website at www.mpsonline.org.uk.

ShareGift

The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available on the ShareGift internet site, www.sharegift.org.

Registrars and transfer office

Capita IRG plc
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
West Yorkshire HD8 0LA
Tel: 0870 162 3100

business. To avoid inadvertent infringement of the Act, the directors are seeking shareholders' authority to renew for a further year the authority granted at the annual general meeting in 2006. No political expenditure was incurred during the 52 weeks ended 28 April 2007.

Resolution 10 – Authority to allot shares

That the authority and power conferred on the directors by Article 11(B)(i) of the Company's articles of association be renewed for a period ending on the earlier of the date of the annual general meeting in 2008 or fifteen months after the date of this resolution and for such period the Section 80 Amount shall be £15,316,846.

Shareholders are being asked to renew the authority given to the directors in previous years to allot unissued shares. If passed, this would renew the authority for a period of up to fifteen months after the annual general meeting or until the date of the annual general meeting in 2008, whichever is earlier, in respect of shares with an aggregate nominal value of £15,316,846, representing approximately one third of the issued share capital on 11 July 2007.

Resolution 11 – Authority to disapply pre-emption rights

That the authority and power conferred on the directors by Article 11(B)(ii) of the Company's articles of association be renewed for the period ending on the earlier of the date of the annual general meeting in 2008 or fifteen months after the date of this resolution, and for such period the Section 89 Amount shall be £2,297,526; and that the sale of treasury shares shall be treated as an allotment of equity securities for the purpose of Article 11.

As at previous annual general meetings, the directors are also seeking authority to allot shares up to an aggregate nominal value of £2,297,526 (representing 5 per cent of the issued share capital of the Company on 11 July 2007) for cash other than to existing shareholders in proportion to their shareholdings. In addition, if the Company has purchased its own shares and holds them in treasury, this restriction would give the directors power to sell these shares for cash to persons other than existing shareholders, subject to the same limit that would apply to issues of shares for cash to these persons. If given, the authority will terminate no later than fifteen months after the annual general meeting.

The directors have no present intention of allotting shares other than as required in relation to the exercise of options under the Company's employee share option schemes. They intend to seek renewal at each annual general meeting of the powers conferred by resolutions 10 and 11.

Resolution 12 – Authority to purchase own shares

That the Company be and is hereby unconditionally and generally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of that Act) of ordinary shares of 2.5p each in the capital of the Company provided, and that where such shares are held in treasury, the Company may use them for the purposes of its employee share schemes, that:

(a) the maximum number of shares which may be purchased is 183 million;

(b) the minimum price which may be paid for each share (exclusive of expenses) is its nominal value at the time of purchase;

(c) the maximum price which may be paid for a share is an amount (exclusive of expenses) equal to the higher of:

  (i) 105 per cent of the average of the closing price of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased, or

  (ii) the higher of the price of the last independent trade and the highest current bid as stipulated by Article 5(1) of Commission Regulation (EC) 22 December 2003 implementing the Market Abuse Directive as regards exemptions for buy-back programmes and stabilisation of financial instruments (No 2273/2003); and

(d) this authority shall expire at the conclusion of the annual general meeting in 2008 or, if earlier, fifteen months after the date on which this resolution is passed (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

The directors are seeking authority as in previous years to make market purchases of the Company's shares. If granted the authority would be used with discretion and purchases would be made in the light of prevailing market conditions. The directors would only purchase and cancel such shares after taking into account the effects on earnings per share and the benefits for shareholders generally.

The directors would also take into account the Company's cash resources, the effect on gearing and other possible investment opportunities before deciding whether to exercise this authority.

The proposed authority would be limited by the terms of the special resolution to the purchase of 183 million shares (just under 10 per cent of the issued shares on 11 July 2007). The minimum price payable per share would be its nominal amount and the maximum price (exclusive of expenses) would be the higher of 105 per cent of the average of the closing price for the Company's shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased, or the higher of the price of the last independent trade and the highest current bid.

Any such purchase would be made on market (i.e. on the London Stock Exchange in the normal way) and would be paid for out of distributable profits.

Under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 companies can hold shares acquired by way of market purchase as treasury stock, rather than having to cancel them. Such shares can subsequently be cancelled, sold for cash or used to satisfy options issued to employees pursuant to the Company's employee share option schemes. The ability to hold in treasury shares that the Company purchases pursuant to the authority conferred by this resolution would give the Company the ability to reissue treasury shares quickly and cost effectively, and would provide the Company with additional flexibility in the management of its capital base. Shareholders should note that this resolution explicitly authorises the Company to use any shares purchased and held in treasury for the purposes of the Company's employee share schemes. If any shares were used in this way, the Company would take them into account when calculating the share issuing limits in the schemes, as long as required under the Guidelines of the Association of British Insurers.

Details of any shares purchased pursuant to the proposed authority would be notified to the London Stock Exchange by 7.30 am on the business day following the purchase and to the Registrar of Companies within 28 days. Details would also be included in the Company's Annual Report and Accounts in respect of the financial period in which any such purchases take place.

The Company would be liable to pay stamp duty at a rate of 0.5 per cent of the price of any shares purchased.

The authority set out in the special resolution will expire at the conclusion of the next annual general meeting or on 5 December 2008, if earlier, but it is envisaged that renewal will be sought at the 2008 and subsequent annual general meetings.

Resolution 13 – electronic communications

That the Company be authorised, subject to and in accordance with the provisions of the Companies Act 2006 to send, convey or supply all types of notices, documents or information to the shareholders by means of electronic equipment for the processing (including digital compression), storage and transmission of data, employing wires, radio optical technologies, or any other electromagnetic means, including by making such notices, documents or information available on a website.

The Directors are seeking general authority to send or supply documents or information to shareholders in electronic form (e.g. by email) or by means of a website, so taking advantage of new company legislation regarding electronic communications with shareholders, which became effective on 20 January 2007.

The Companies Act 2006 allows companies to use website communications with shareholders as the default position by placing such documents as the Annual Report and Accounts on a website rather than having to send them out in hard copy. If the Company believes it is cost effective to do this, it will notify shareholders by post or email, if an email address has been provided, that the document is available on the Company's website. Shareholders can, however, ask for a hard copy of any document at any time.

If the Company decides to pursue this course of action, in compliance with the Companies Act 2006, it is under an obligation to write to all shareholders informing them that the Company may send or supply shareholder information by means of a website. Those shareholders who do not respond within 28 days are deemed to have agreed to the Company communicating shareholder information to them by means of a website.

Resolution 14 – amendment of articles of association

That the regulations contained in the document marked "A" submitted to the annual general meeting and initialled for the purposes of identification by the Chairman be approved and adopted as the new articles of association of the Company, in substitution for and to the exclusion of the existing articles of association with effect from the end of the annual general meeting.

The articles would be amended to reflect the new legislation on electronic communications, and to make a number of minor consequential amendments required in light of the Companies Act 2006.

The key changes are:

(a) to allow the Company to send all notices, documents and information (whether authorised or required in light of the Companies Acts or the articles of association) by electronic means and/or by making them available on a website, and the Company Communications Provisions apply to all such communications;

(b) deemed notice provisions replace the "default" statutory provisions, so that notices are deemed to have been received (i) where despatched by post, 24 hours (or 48 hours where second class post is used) after posting, (ii) where electronic means are used, 24 hours from the time of transmission and (iii) in the case of website communications, when material is made available on a website (or, if later, on receipt of notice of such availability); and

(c) to expand the directors' indemnity provisions to cover any person who is or was at any time a trustee of any pension fund or employees' share scheme of the Company or any other company within the Group.

A copy of the articles of association as proposed to be amended by resolution 14 will be available for inspection during usual business hours on weekdays (Saturdays, Sundays and public holidays excepted) at the Company's registered office, Maylands Avenue, Hemel Hempstead, Herts HP2 7TG until the conclusion of the annual general meeting, and will also be available for inspection at the meeting from at least 30 minutes prior to the commencement of the meeting until its conclusion.

By order of the Board

Helen Grantham
Secretary

19 July 2007

Registered office:
Maylands Avenue
Hemel Hempstead
Hertfordshire HP2 7TG
Registered in England No. 3847921

Notes:

(i) A shareholder entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company. Completion of a form of proxy will not preclude a shareholder from subsequently attending and voting at the meeting in person. A proxy form is enclosed.

(ii) Alternatively, shareholders may complete the proxy voting form on-line through the Registrars' website (www.capitaregistrars.com) and follow the instructions. You will be asked to enter your Investor Code, your surname and postal code. The Investor Code is a numerical account number shown on share certificates and dividend tax vouchers.

(iii) CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so by following the procedures laid down in the CREST Manual. CREST personal members or other CREST sponsor members and those CREST members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Capita Registrars (ID RA10) by 11:30 am on 3 September 2007. No such message received through the CREST network after this time will be accepted. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Capita Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertified Securities Regulations 2001. CREST members and where applicable their CREST sponsors or voting service provider(s) should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection CREST members and where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(iv) In order for an appointment of proxy to be valid, it must be received by Capita Registrars at 34 Beckenham Road, Beckenham, Kent BR3 4TU (together with the power of attorney or other authority (if any) under which it is signed) no later than 11:30 am on 3 September 2007.

(v) All shareholders on the register at 6:00 pm on 3 September 2007 and only those shareholders are entitled to attend and vote at the annual general meeting. On a poll, the number of shares held by each shareholder at 6:00 pm on 3 September 2007 will determine the number of votes that a shareholder may cast. Changes to entries on the register after 6:00 pm on 3 September 2007 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(vi) To ensure your entrance to the meeting is dealt with promptly, please bring your attendance card with you and register at the registration desk in the Pompadour Suite on the 2nd floor.

(vii) The register of directors' interests in the share capital of the Company and copies of directors' service agreements and letters of appointment are available for inspection during normal business hours at the registered office of the Company on any weekday (except Saturdays, Sundays and public holidays) and at the place of the meeting from 11:15 am until the close of the meeting.

Shareholder enquiries

Shareholders can access shareholding details over the Internet. The web address for our Registrars' site is www.capitaregistrars.com. As well as checking name, address and shareholding details in the Shareholder Help section, change of address, dividend mandate and stock transfer forms can be downloaded. This is a secure site. So that the system can validate enquiries, an Investor Code is required. This is a numerical account number shown on share certificates and dividend tax vouchers. If shareholders are unable to attend the annual general meeting in person, they can complete the proxy voting form on-line through the Registrars' website.

Share dealing services

On-line and telephone share dealing services are available through our Registrars giving you easy access and simple to use services. There is no need to pre-register and the facilities allow you to trade in "real time" and at a known price which will be given to you at the time you give your instructions. In order to deal via these facilities you will need your Investor Code (see above) as well as stating your surname, full postcode and date of birth. Details of the on-line dealing service are available on www.capitadeal.com and the telephone dealing service is on 0870 458 4577.

Cazenove operates a postal share dealing service for private investors who wish to buy or sell the Company's shares. Details are available by telephoning 020 7155 5328.

Internet

The Annual Report and Accounts and other Group information are available on the corporate website, www.dsgiplc.com.

Dividend payments

Shareholders who receive their dividends by cheque are reminded that dividends can be paid into their bank or building society accounts. This method of payment is less time consuming, reduces the risk of delay or loss of cheques in the post and ensures the account is credited on the dividend payment date. To change your dividend payment instructions, you can contact the Registrars to obtain a dividend mandate form (see details below).

Consolidated tax voucher

For shareholders who receive dividends directly into their bank or building society account, we have introduced consolidated tax vouchers in respect of the current and subsequent tax years. This means that you will NOT receive an individual tax voucher for the dividends payable in September 2007 and March 2008. Instead you will receive a tax voucher in March 2008 containing details of all dividends paid and the related tax credits in the tax year ending 5 April 2008.

DSG international plc

Annual Report and Accounts 2006/07

082-03331

Dixons Group PLC

AR/S
4-28-07

Financial Highlights

Underlying Group sales*
£million

Year	£million
2006/07	7,929.7
2005/06	6,984.4
2004/05	6,451.8
2003/04	5,947.3
2002/03	5,294.4

Underlying profit before taxation*
£million

Year	£million
2006/07	295.1
2005/06	311.0
2004/05	289.9
2003/04	289.8
2002/03	251.2

Contents



Underlying diluted earnings per share*
pence

Year	Pence
2006/07	10.9
2005/06	11.8
2004/05	10.9
2003/04	11.1
2002/03	10.0

Dividends per share
pence

Year	Pence
2006/07	8.870
2005/06	8.450
2004/05	8.050
2003/04	7.320
2002/03	6.655

*Underlying results exclude the effects of amortisation of acquired intangibles, exceptional asset impairments, net restructuring charges and other one off items, profit on sale of investments, net fair value remeasurements of financial instruments and, where applicable, discontinued operations. ⬭ Figures for 2006/07, 2005/06 and 2004/05 are presented under International Financial Reporting Standards (IFRS). ⬭ Figures for 2003/04 and 2002/03 are presented under UK GAAP as previously reported and whilst have been restated to exclude discontinued operations have not been restated for any new UK accounting standards which may now apply.

Our Brands

Segment	Brand	Description	Sales (£ million)
Electricals	Currys / Currys.digital / Dixons Tax Free	The UK's biggest electricals chain, combining superstores and Currys.digital on the High Street. Dixons Tax Free stores are based at UK airports and at Eurotunnel.	£2,677.0m
Electricals	Electro World	Electrical stores in Hungary, the Czech Republic, and Poland.	£160.3m
Electricals	Elkjøp	The leading Nordic electrical retailer.	£1,394.3m
Electricals	Kotsovolos	Greece's leading electrical retailer.	£295.6m
Electricals	UniEuro	Italy's second largest electrical retailing specialist.	£621.4m
Electricals	Ireland	Ireland's leading electrical retailer.	£131.9m
Computing	PC City	Specialist computing superstores in Spain, Italy, France and Sweden.	£347.0m
Computing	PC World	UK's biggest chain of computing superstores.	£1,443.4m
Computing	PC World Business	DSGi Business specialises in B2B activities and comprises PC World Business, Equanet, MacWarehouse and Microwarehouse. It is a specialist provider of business IT solutions.	£407.4m
e-commerce	PIXmania.com / Dixons.co.uk	PIXmania.com is a Pan-European online electricals retailer. Dixons.co.uk is one of the leading UK electrical e-tailers.	£451.3m

Stores	Selling space (000 sq ft)	Average selling area per store (sq ft)	Employees	Website
535	4,966	9,283	13,714	www.currys.co.uk www.dixonstaxfree.co.uk
24	810	33,732	1,289	www.electroworld.cz www.electroworld.hu www.electroworld.pl
251*	3,493*	13,916*	5,306	www.elkjop.no www.elgiganten.se www.elgiganten.dk www.gigantti.fi www.elko.is www.lefdal.com www.markantalo.fi
85*	789*	9,278*	1,772	www.kotsovolos.gr
153*	2,505*	16,371*	2,643	www.unieuro.com
28	281	10,043	684	www.pcworld.ie www.currys.ie www.dixons.ie
59	999	16,926	1,770	www.pccity.es www.pccity.it www.pccity.se www.pccity.fr
157	2,505	15,959	7,906†	www.pcworld.co.uk www.thetechguys.com
–	–	–	908	www.pcwb.com www.equanet.com www.macwarehouse.co.uk www.microwarehouse.co.uk
–	–	–	1,294	www.pixmania.com www.dixons.co.uk

*Includes franchises

†Includes The TechGuys

Our Markets

Our international scale provides opportunities to deliver improved operating efficiencies and better buying as well as the development of Group exclusive brands and product propositions. We will continue to grow operations within Europe.

Shaded area indicates online presence with PIXmania.com
■ Shaded area indicates multi-channel and pure play online operations
○ Distribution hubs



£1,443m
Nordic sales
£4,790m
UK & Ireland sales
£204m
Central Europe sales
£451m
e-commerce sales
£1,493m
Southern Europe sales

Retail operations in 14 countries and pure play online operations in 26.

Austria
– PIXmania.at

Belgium
– PIXmania.be

Czech Republic
– Electro World
– PIXmania.cz

Cyprus
– PIXmania.com

Denmark
– El Giganten
– PIXmania.com

Estonia
– PIXmania.com

Finland
– Gigantti
– Markantalo
– PIXmania.com

France
– PC City
– PIXmania.fr

Germany
– PIXmania.de

Greece
– Kotsovolos
– PIXmania.com

Hungary
– Electro World
– PIXmania.hu

Iceland
– Elko

Ireland
– Currys
– Dixons.co.uk
– PC World
– PC World Business
– PIXmania.ie

Italy
– UniEuro
– PC City
– PC City Business
– PIXmania.it

Latvia
– PIXmania.lv

Lithuania
– PIXmania.lt

Luxembourg
– PIXmania.lu

Netherlands
– PIXmania.nl

Norway
– Elkjøp
– Lefdal Lavpris
– PIXmania.com

Poland
– Electro World
– PIXmania.pl

Portugal
– PIXmania.pt

Slovakia
– PIXmania.sk

Slovenia
– PIXmania.com

Spain
– PC City
– PC City Empresas
– PIXmania.es

Sweden
– El Giganten
– PC City
– PC City Business
– PIXmania.se

Switzerland
– PIXmania.com

UK
– Currys
– Currys.digital
– Dixons.co.uk
– Dixons Tax Free
– PC World
– PC World Business
– The TechGuys
– PIXmania.co.uk

1,300
Stores

100m
Customers

38,600
Employees


THE QUEEN'S AWARDS FOR ENTERPRISE: INTERNATIONAL TRADE 2006

Chairman's Statement



Sir John Collins
Chairman

A year of significant change

Many of our businesses performed well this year. However, the Group's overall performance was marred by losses in Italy and France.

No excuses will be made for the performance in these two countries and important lessons have been learned. With these in mind, we focus on growing your Group into an international business delivering the returns to you that it is capable of. In the case of UniEuro in Italy we are determined that the business will return to profit, and a new management team has an appropriate plan to do so with the right sense of urgency. In France the main problem was in finding sites for our stores that allowed fair competition with established players. PIXmania, our e-commerce business, is doing well in France and this is how we will now compete and grow in this important market.

The Nordic countries maintained their record of delivering or bettering their targets and both the management and the stores remain a valued asset to the Group.

Currys in the UK outperformed its peers in its profit growth with earnings up by nearly 30 per cent and it managed a tough market astutely. The businesses both in Ireland and UK airports delivered good results. Currys.digital on the High Street successfully transitioned from the Dixons brand and improved its contribution. PC World grew its share against resurgent competition. PC City Spain moved into profit, and sister companies in Italy and Sweden made good progress. Kotsovolos in Greece did well and Electro World in Central Europe is moving in the right direction. An important milestone was reached with our business in the Czech Republic moving into profitability for the first time. The launch of The TechGuys further differentiates our service to customers and is a very important initiative for the Group.

Our ambition to be a major player in electricals through the internet led to the acquisition of PIXmania. The company, based in Paris, operates in 26 countries in Europe and, together with Dixons.co.uk, delivered strong revenue growth and positions us well in this fast growing sector. The warehouse and control issues at PIXmania have now been resolved and measures have been put in place to avoid any repetition.

Operational efficiency improved further with the opening of major new warehouses in Newark in the UK and in Piacenza in Italy. International buying became a reality, and we further strengthened relationships with our principal suppliers.

Our balance sheet remains ungeared and is a major strength for expansion as and when the right opportunities appear. We have acted responsibly in accounting for the full effects of exiting PC City in France and the impairment of UniEuro in Italy. Our priority over the new financial year is to grow earnings.

Improving customer service remains a priority. Staff training and development, the move to team bonuses, the launch of The TechGuys and the introduction of reserve and collect facilities are just some of the actions we have been taking this year to deliver on this. We also continue to encourage and increase the interchange of people between the countries in which we operate.

We again reviewed Board performance, and identified scope for further concentrating debate and discussion on key issues. Written briefings serve well with the executive directors taking questions for clarification. The Nominations, Remuneration and Audit Committees dealt with a variety of issues during the year. Since the period end the Nominations Committee managed the Group Chief Executive succession. The Board is committed to maintaining high standards of corporate governance and has complied with the provisions set out in Section 1 of the Combined Code.

The UK Government's adoption of the WEEE directive required considerable planning to collect spent electrical goods from July 2007. Initiatives to reduce emissions of greenhouse gases, in our own case principally through more efficient use of transport, is gaining momentum. The same applies to energy efficiency.

The four charities supported by The DSG international Foundation under our *Switched on Communities* initiative satisfied us that the money is being well spent and that technology and training can radically improve the quality of life.

Geoffrey Budd the Company Secretary retired after 38 years with the Group. We thank him for the excellence of his work and wish him well as Chairman of the Trustee Board of our UK pension scheme.

As we announced in May, John Clare our Group Chief Executive will retire later this year. Alongside Stanley Kalms and Mark Souhami, John has shaped this great company of ours. Among his many achievements was the creation of Freeserve and PC World, the move to large out of town stores for both PC World and Currys and our international expansion. He has also opened the door to the internet. He leaves the Group well positioned and we thank John and his wife Anne and wish them happiness and continued success for the future. We welcome John Browett to lead the Group through the next phase of our development. He has the pedigree, the experience and the energy to succeed.

I thank all our staff for their hard work and commitment to the Group in a testing year.

Sir John Collins
Chairman

Business and Financial Review



John Clare CBE
Group Chief Executive

Group Chief Executive's Overview

The year was, overall, one of significant change for the Group, in which many of the foundations for future growth were laid.

In that context, I am pleased with the performance we have delivered in most of our core businesses, including UK, Nordics, Greece and Ireland, and also in our start up businesses in Central Europe and Spain. Our new e-commerce division has also delivered strong growth. However, our overall Group result was disappointing, largely because of a weak performance in Italy.

During the year, we stepped up the pace of transition towards our goal of becoming Europe's leading specialist electrical retailer and e-tailer.

Firstly, we chose to discontinue or sell businesses that did not present good opportunities to deliver future value to shareholders, PC City France and the communications businesses.

Secondly, we invested significantly to improve the service we offer our customers through the introduction of The TechGuys, and a major colleague engagement programme in our UK stores that included moving from personal sales commissions to team bonuses based on store performance.

We also invested in changes in both the people and physical infrastructures that support our current operations. This included the significant change programme in Italy, completing the reorganisation of our UK logistics infrastructure and the development of international buying teams.

Finally, we have invested in creating or acquiring the business base to drive our growth into the European e-tailing market. We acquired a majority interest in PIXmania, Europe's leading electrical e-tailer. We reinvigorated the Dixons brand by taking it off the High Street and giving it the freedom to grow on the internet and, with sales almost trebling in its first year, it has got off to an excellent start. We have also enhanced our multi-channel offerings with the introduction of reserve and collect options for our customers in Currys and PC World, and will be rolling them out to our other operations.

Since we signed our option agreement with Eldorado, we have learnt a great deal about both the company and the market in which it operates. This due diligence has led the Board to conclude that it is not appropriate to proceed with this investment. The Board has therefore notified Eldorado that it is terminating the option agreement. We secured this agreement for no cost.

Russia remains an interesting and exciting market and we will continue to watch the developments there, both commercially and politically, and I expect the Group to re-examine opportunities for entering this market in the future.

In view of this decision the Board now plans to return up to £100 million to shareholders through a share buy back programme over the next 12 months, representing the capital that would have been invested in the first tranche of Eldorado shares.

The Group is now in a very different and better position than one year ago. It is well positioned in-store and online for future growth in its core markets, including recovery in Italy. It is better meeting the needs of today's customers in the stores, on the web and in after sales support.

Whilst we remain cautious about the prospects for consumer expenditure in many of our markets, including the UK, I am confident that we will continue to offer an exciting range of new technology products that our customers will find appealing. I am also satisfied that this Group is positioned to do well within its markets. The Group's clear focus is now on getting overall earnings growth back on track.

I recently announced my intention to retire from the Group at the annual general meeting on 5 September after 22 years, including 13 years as Group Chief Executive. Those years have been challenging and competitive, always exciting and never dull. There have been a significant number of successes and innovations over the years including the development of PC World, Freeserve, our international expansion and growth of our e-tailing operations both multi-channel and pure play. I would like to thank all the colleagues I have worked with over that period, many now retired themselves. They taught me a great deal, and I hope I have passed on much in return. It was great fun.

The Group I inherited had a culture that was very entrepreneurial. We try things and do not fear failure. Despite the size of the Group today, that culture still prevails, and I hope that it always will.

I pass the baton of leadership on to John Browett. I wish him, and all colleagues in DSG international, well in the future. He takes on a great business with great people, well positioned for future growth.

John Clare CBE
Group Chief Executive

Key Financials and Developments



John Clare CBE
Group Chief Executive



Kevin O'Byrne
Group Finance Director and
Head of Computing Division

- Total Group sales up 14 per cent to £7,929.7 million (2005/06 £6,984.4 million).
- Group like for like sales[1] up 4 per cent.
- International sales now represent 41 per cent of total Group sales.
- Internet sales now represent 10 per cent of total Group sales, up from 3 per cent in the previous year.
- Underlying pre-tax profit[2] £295.1 million (2005/06 £311.0 million).
- Underlying diluted earnings per share 10.9 pence (2005/06 11.8 pence).
- Group target of zero paid days stock[3] achieved on average across the year.
- Cost savings of £25 million delivered during the period.
- Proposed final dividend of 6.85 pence, making total dividends for the period of 8.87 pence per share, an increase of 5 per cent.
- £50 million special contribution made to the pension scheme.
- Decision not to proceed with the option to acquire any interest in Eldorado.
- £100 million share buy back programme initiated.
- Retirement of John Clare and appointment of John Browett as Group Chief Executive.
- For the first time, the Czech Republic and Spain profitable for the full year.
- Initial benefits of Group buying initiatives delivering margin improvement in Currys.
- Successful transition of Dixons into pure play e-tailer with sales growth of 182 per cent in its first year.
- Acquisition of majority interest in FotoVista, serving e-tailing operations across 26 countries, driving focus on e-tailing.
- Closure of PC City stores in France.
- Early success of The TechGuys following its launch; PC advice clinics rebranded under The TechGuys.
- Major restructuring programme in Italy completed.
- Sale of The Link stores and Genesis Communications.
- UK store colleague reward system enhanced with rewards based on team performance replacing personal sales commissions.

Business Performance

Underlying sales and profit analysis

	Sales				Underlying profit/(loss)	
	52 weeks ended 28 April 2007 £million	52 weeks ended 29 April 2006 £million	Total[4] % change	Like for like % change	52 weeks ended 28 April 2007 £million	52 weeks ended 29 April 2006 £million
UK Computing[5]	1,850.8	1,752.3	+6%	+4%	124.8	129.4
International Computing[6]	347.0	287.5	+22%	–	(28.2)	(22.2)
Total Computing	2,197.8	2,039.8	+8%	+3%	96.6	107.2
UK & Ireland Electricals	2,808.9	2,742.9	+2%	+3%	103.1	79.8
Nordic[7]	1,394.3	1,155.1	+24%	+9%	91.0	83.4
Southern Europe[8]	917.0	895.4	+4%	−3%	8.0	44.3
Central Europe[9]	160.3	118.7	+36%	–	(9.3)	(9.9)
Total Electricals	5,280.5	4,912.1	+8%	+3%	192.8	197.6
e-commerce	451.3	26.3	–	+182%	1.2	0.0
Total Retail	7,929.6	6,978.2	+14%	+4%	290.6	304.8
Corporate and Group shared services	0.1	6.2	–	–	(25.7)	(27.3)
Property profits	–	–	–	–	8.7	7.4
Corporate Centre	0.1	6.2	–	–	(17.0)	(19.9)
Group	7,929.7	6,984.4	+14%	+4%	273.6	284.9
Underlying net finance income					21.5	26.1
Group underlying profit before tax					295.1	311.0

Notes

(1) Like for like sales are calculated based on stores that have been open for a full financial year both at the commencement and end of the financial period. Customer support agreement sales are excluded from all UK like for like calculations to remove the distorting effect of the introduction of pay-as-you-go customer support agreements. Chains that are subject to closure have sales excluded as of the announcement date.

(2) Throughout this Annual Report and Accounts, references are made to "underlying" performance measures. Underlying results are defined as being before amortisation of acquired intangibles, exceptional asset impairments, net restructuring charges and other one off items, profit on sale of investments, net fair value remeasurements of financial instruments and, where applicable, discontinued operations. The financial effect of these items is shown in the analyses on the face of the income statement and in note 4 to the financial statements.

(3) Average paid days stock is a measure of average period stock days across the year less average period trade creditor days.

(4) Total sales percentage change is reported in local currency for regional sales and in pounds sterling for divisional and Group totals.

(5) UK Computing comprises PC World, PC World Business and The TechGuys.

(6) International Computing comprises the PC City operations in Spain, France, Sweden and Italy.

(7) Nordic comprises the Elkjøp Group, which operates in Norway, Sweden, Finland, Denmark, Iceland and the Faroe Islands.

(8) Southern Europe comprises UniEuro in Italy and Kotsovolos in Greece.

(9) Central Europe comprises Electro World that operates in Hungary, the Czech Republic and Poland.

Free Cash Flow relates to continuing operations and comprises net cash generated from operations before special pension contributions, plus net finance income, cash flows related to finance leases, less income tax paid and net capital expenditure.

Unless otherwise noted, throughout this statement figures relate to continuing operations. Total revenue including discontinued operations was £8,104.5 million (2005/06 £7,403.4 million).

The Group estimates that it has a 6.3 per cent European market share. Sales growth has been driven in all markets by new technology, primarily flat panel TVs and laptop computers as well as by digital imaging and audio products. White goods continue to grow in Nordic and Southern European markets, whilst in the UK there were some early signs of improvement in this category towards the end of the period. The Group's markets address a total population of some 300 million with almost 100 million transactions carried out across the Group each year, in stores and online.

During the year we invested in changes to the physical infrastructure that supports our operations. This programme will reduce our UK and Italian logistics costs by some £20 million per year, whilst improving the service we offer to our stores and customers.




Currys

We reorganised our logistics infrastructure in the UK and Italy, opening a 150,000 square metre distribution hub in Newark – Europe's largest electrical distribution centre – and a 50,000 square metre hub in Piacenza.



493,000 sq m

of combined floor space in our distribution centres



We have created Group international buying teams in consumer electronics, appliances, telecoms and accessories to add to those already in place for Computing products. Purchasing can be made locally where necessary, but increasingly these teams buy on behalf of the whole Group.

15%

reduction in supply chain costs in 2006/07


Currys
www.currys.co.uk

We've introduced 40 double decker trailers for use in the Currys home delivery network. By using the five metre high trailers, we can remove an average of 18 vehicle trips from our schedule each day, reducing CO_2 emissions by almost 600 tonnes per annum.

Electricals Division

Electricals Division
Sales (£m)

2006/07	£5,280.5
2005/06	£4,912.1

Total change +8%
Like for like change +3%

Underlying operating profit (£m)

2006/07	£192.8
2005/06	£197.6

UK & Ireland
Sales (£m)

2006/07	£2,808.9
2005/06	£2,742.9

Total change +2%
Like for like change +3%

Underlying operating profit (£m)

2006/07	£103.1
2005/06	£79.8

UK

Currys

Currys.

Dixons



Sales (£m)

2006/07	£2,677.0
2005/06	£2,639.7

Ireland

Sales (£m)

2006/07	£131.9
2005/06	£103.2

Total sales in the Electricals division were up 8 per cent to £5,280.5 million (2005/06 £4,912.1 million) and like for like sales were up 3 per cent with strong sales across the year of flat panel televisions and digital products. Underlying operating profit was £192.8 million (2005/06 £197.6 million).

UK & Ireland

Total sales in the UK & Ireland operations were up 2 per cent at £2,808.9 million (2005/06 £2,742.9 million) with like for like sales up 3 per cent. Underlying operating profit was £103.1 million (2005/06 £79.8 million). The brown goods market grew by 10 per cent driven by flat panel televisions and the white goods market was relatively subdued growing by 3 per cent across the year.

UK

The UK electricals operations include Currys, Currys.digital and the Dixons Tax Free stores. Total sales for the year were up 1 per cent at £2,677.0 million (2005/06 £2,639.7 million) while like for like sales were up 3 per cent, as Currys continued to reduce its exposure to smaller High Street retail sites.

During the year, Currys introduced a number of initiatives to improve the offering and service levels to customers as well as improving profitability. These include initial benefits from the Group's buying initiatives, improvements in the logistics infrastructure in the UK reducing both cost to the Group and delivery times to customers, as well as the move to team bonuses based on a store's overall performance rather than individual sales commissions.

Currys superstores performed well with like for like sales up 4 per cent across the year and a gross margin improvement of 0.6 per cent versus the previous year.

Currys.digital has had its first full year of operation since the stores were rebranded from Dixons. The conversion of the stores was completed on plan and on budget. The stores had minor refits to improve the display and increase the range of high definition flat panel televisions as well as introducing new categories such as small domestic appliances and white goods. The performance of these stores under the new Currys.digital brand has been a success with a significant reduction in costs, and sales in line with expectations.

Sales at Dixons Tax Free were impacted by the disruption at UK airports during the first half. Rents in these stores are tied to turnover and the business managed to transition sales into higher margin products. Against this backdrop the tax free operations delivered a good performance increasing its net contribution to the Group. Dixons Táx Free currently operates from 21 stores and has plans to open four new stores in the new Terminal 5 at Heathrow.

Ireland

Sales in Ireland grew by 29 per cent at constant exchange rates to £131.9 million (2005/06 £103.2 million) as the business continued to expand with seven new stores added during the period, taking the total store base in Ireland to 28 at the end of the year. Like for like sales increased by 8 per cent. Since the end of the financial year the Group's first franchise store in Ireland was opened.

Nordic

In the Nordic region, Elkjøp grew total sales by 24 per cent at constant exchange rates to £1,394.3 million (2005/06 £1,155.1 million) with like for like sales up 9 per cent. Underlying operating profits grew by 9 per cent to £91.0 million (2005/06 £83.4 million). This performance was impacted by adverse foreign exchange movements. Excluding these, underlying operating

Electricals Division continued

Nordic

Sales (£m)

2006/07	£1,394.3
2005/06	£1,155.1

Total change **+24%**
Like for like change **+9%**

Underlying operating profit (£m)

2006/07	£91.0
2005/06	£83.4

Southern Europe
Sales (£m)

2006/07	£917.0
2005/06	£895.4

Total change **+4%**
Like for like change **(3)%**

Underlying operating profit (£m)

2006/07	£8.0
2005/06	£44.3



Sales (£m)

2006/07	£621.4
2005/06	£632.7

profit was up 13 per cent. Elkjøp delivered particularly strong performances in Sweden and Norway.

At the end of the previous financial year, Elkjøp acquired Markantalo in Finland and in December it acquired a 40 per cent interest in F-Group in Denmark, consolidating Elkjøp's position as the number one electrical retailer across the Nordic market. Elkjøp grew its franchise operations by nine stores taking the total number to 78 stores. The model developed by Elkjøp has provided the template for the Group to roll out franchising operations in other European countries.

Elkjøp extended its multi-channel offering in all of its markets, increasing its online sales by 85 per cent. It plans to introduce a reserve and collect service for customers during the year.

Elkjøp continues to go from strength to strength as it grows its operations outside its original market of Norway through organic growth, acquisition, franchising and online. The changing sales mix has had a negative impact on its gross margins in percentage terms. However, this is in line with management's expectations and Elkjøp's growth plans and cash margin continues to grow.

Elkjøp increased its share in all its markets. With the addition of 21 new stores and nine franchise stores, Elkjøp now operates a total of 251 stores across the region of which 173 are owned.

Southern Europe

Sales in the Group's Southern European operations grew in total by 4 per cent at constant exchange rates to £917.0 million (2005/06 £895.4 million), with like for like sales down 3 per cent. A strong performance in Greece has been more than offset by the performance in Italy. Underlying operating profit was £8.0 million (2005/06 £44.3 million). In Southern Europe, the Group estimates that the brown goods market grew by 7 per cent, white goods by 9 per cent and computing by 7 per cent.

UniEuro

UniEuro in Italy had a disappointing year with total sales down 1 per cent at constant exchange rates to £621.4 million (2005/06 £632.7 million) and like for like sales down 8 per cent. During the period, the programme to re-engineer all parts of UniEuro's operations into a centralised structure, common to all other businesses within the Group was a key focus. The impact of this significant change programme was exacerbated by the challenging market environment existing in Italy and the increased space opening programmes of UniEuro's main competitors. As a consequence, the electricals market in Italy became more promotional and UniEuro reduced prices to remain competitive, impacting gross margins.

During the year, UniEuro's management team was strengthened and is implementing a plan to recover its market position. This includes improvements in the customer proposition, increased marketing investments and a store refurbishment programme covering a significant proportion of the stores. 35 stores were refurbished over an eight week period prior to Christmas, and a further 25 stores are planned for the new financial year. The refurbished store format delivers a much improved shopping experience for customers which includes the availability and display of wider ranges of core products such as flat panel televisions, computing products, communications and digital audio products. It also provides additional space for carry out stock, accessories and peripherals. During the final quarter of the financial year, the new management team opened five new stores, improved stock availability and is now operating with more confidence, maintaining its market share.

We have invested in creating and acquiring the business base to drive our growth into the European e-tailing market. The Group operates multi-channel and pure play e-commerce sites in 26 countries.




PIXmania.com
ORDER NOW

During the year, we acquired 77 per cent of FotoVista Group, owner of PIXmania.com, Europe's leading specialist electrical e-tailer. As part of the Group, PIXmania.com has access to the Group's product ranges and supply chain and service infrastructures.


Currys

Both PC World and Currys have developed reserve and collect operations that have significantly increased the conversion of their web visitors to web and store buyers. Online purchases can be made for delivery or secured for shoppers to collect at their choice of store.

10%

of Group sales are from internet operations


Dixons
We will beat ANY
Sale
12 MONTHS

We turned the Dixons brand into a pure play e-tailer building on its core brand characteristics of offering technology at market beating value. Online sales have almost tripled since making that change and the former Dixons retail stores continue to trade well, now branded Currys.digital.

Electricals Division continued

Together with the move to a centralised operating model, these recent actions have led to improvements at UniEuro. It is now able to provide customers with wider ranges at better prices in a convenient and enjoyable environment. As a result, brand awareness and value perceptions have increased. The Group is confident in the long term prospects for the Italian market and UniEuro, as such management have now put in place a programme to significantly increase the store portfolio over the next two to three years.

Under accounting rules, the Group is required to review the carrying value of UniEuro on the Group's balance sheet. As a result of this review, the carrying value has been reduced by £115.1 million and goodwill in respect of UniEuro is now carried at £325.9 million.


ΚΩΤΣΟΒΟΛΟΣ
MEGA
ΚΩΤΣΟΒΟΛΟΣ

Sales (£m)

2006/07	£295.6
2005/06	£262.7

Kotsovolos

In Greece, Kotsovolos total sales were £295.6 million (2005/06 £262.7 million) with like for like sales up 7 per cent. At constant exchange rates and excluding sales from the Radio Athinae chain, the closure of which commenced in the second half, sales growth on an equivalent basis was 17 per cent.

On 24 May 2007, the Group announced that following the exercise of a put option by Fourlis Holding SA (Fourlis), it had acquired a further 10 per cent interest in Kotsovolos for a cash consideration of €22.9 million (£15.6 million). The consideration was calculated in accordance with the pricing formula agreed at the time the Group acquired a controlling interest in Kotsovolos in September 2004. This acquisition takes the Group's total interest in Kotsovolos to 89 per cent of the issued share capital. Under the terms of the original acquisition agreement, Fourlis retained a 20 per cent interest in Kotsovolos, which has now fallen to 10 per cent as a consequence of this transaction. Fourlis has the right to sell its remaining interest to the Group from September 2008 and the Group has the right to acquire any outstanding interest held by Fourlis from September 2009.

Since becoming part of the Group, Kotsovolos continues to improve its performance, as Greece's leading specialist electrical retailer. It is able to leverage the Group's scale to deliver market leading prices and ranges to its customers. It plans to open five further large space out of town stores in Greece this year, taking the total to 14, and it continues to rationalise the legacy store portfolio of smaller retail units to provide customers with new and exciting retail environments. Kotsovolos now operates 85 stores across the country, of which six are franchises. Gross margins in Kotsovolos were in line with last year.

Central Europe


ELECTRO WORLD
ELECTRO WORLD

Sales (£m)

2006/07	£160.3
2005/06	£118.7

Total change +36%

Underlying operating loss (£m)

2006/07	£(9.3)
2005/06	£(9.9)

Central Europe

In Central Europe, our Electro World operations continue to perform well with total sales growth at constant exchange rates of 36 per cent to £160.3 million (2005/06 £118.7 million). Underlying investment operating losses were £9.3 million (2005/06 £9.9 million).

The Group continues to invest across these important growth markets. In Poland, Electro World now operates from five stores and all performed well. In Hungary, Electro World operates from seven stores and continued to make progress, despite a difficult economic and political environment.

An important milestone was achieved by Electro World this year with the operations in Czech Republic delivering a first time profit contribution from the 12 stores.

Computing Division

Computing Division
Sales (£m)

2006/07	£2,197.8
2005/06	£2,039.8

Total change **+8%**
Like for like change **+3%**

Underlying operating profit (£m)

Year	£m
2006/07	£96.6
2005/06	£107.2

Total sales in the Computing division were up 8 per cent to £2,197.8 million (2005/06 £2,039.8 million) with like for like sales up 3 per cent. Underlying operating profit was £96.6 million (2005/06 £107.2 million).

UK Computing

UK Computing

PC WORLD PC WORLD Business

TECHGUYS



Sales (£m)

Year	£m
2006/07	£1,850.8
2005/06	£1,752.3

Total change **+6%**
Like for like change **+4%**

Underlying operating profit (£m)

Year	£m
2006/07	£124.8
2005/06	£129.4

UK Computing comprises PC World, PC World Business and The TechGuys. Total sales were up 6 per cent at £1,850.8 million (2005/06 £1,752.3 million) with like for like sales up 4 per cent. Underlying operating profit was £124.8 million (2005/06 £129.4 million), including an investment of approximately £4 million in The TechGuys.

PC World continues to experience high levels of deflation in core hardware products, however, this was offset by strong sales growth, in particular in laptops. PC World continues to deliver leading levels of attachments to its hardware sales, however, with laptops becoming a larger part of the sales mix, there has been a negative effect on the gross margin. The overall UK computer hardware market grew by 7 per cent in value, and PC World grew its share. Seven new PC World stores were opened during the period.

PC World has been at the forefront of some of the Group's customer service initiatives with *collect@store* providing customers the "Best of Both Worlds", as well as through the introduction of team bonuses based on store performance and removal of individual commissions. The launch of The TechGuys also helps PC World to continue to deliver high levels of customer satisfaction. The rebranding of all 157 PC advice clinics to The TechGuys is expected to be complete in the first quarter of the new financial year. As a part of the rebranding process, all PC World stores are undergoing a comprehensive service transformation programme, which includes further training and actions to improve customer service.

During the year, the PC World Business operations were brought together under one unit, DSGi Business. This encompasses the PC World Business operations in store, over the telephone and online, together with the Equanet managed account business and the MacWarehouse business supplying Apple products. This integration will allow DSGi Business to reduce its operational costs substantially and better align its operations with its customer base. During the year, DSGi Business sales grew by 8 per cent to £407.3 million (2005/06 £376.5 million).

International Computing

International Computing


PC CITY



Sales (£m)

Year	£m
2006/07	£347.0
2005/06	£287.5

Total change **+22%**

Underlying operating loss (£m)

Year	£m
2006/07	£(28.2)
2005/06	£(22.2)

PC City total sales were up 22 per cent at constant exchange rates to £347.0 million (2005/06 £287.5 million). The product trends across mainland Europe were similar to those in the UK, with laptops and flat panel televisions selling well.

Progress for the PC City operations was impacted by the weak performance of PC City in France. The Group is exiting store based operations in France and focusing on the e-tailing opportunities in that market. As previously reported, the total costs associated with this closure are expected to amount to some £38 million of which approximately £20 million will be a cash cost.

Underlying investment operating losses were impacted as a result of these changes and were £28.2 million (2005/06 £22.2 million) for PC City as a whole.

Excluding the operations in France, PC City grew total sales by 26 per cent to £296.5 million with a strong performance from PC City Spain which has delivered a full year of profit following good sales and margin growth from its 29 stores.

Service delivery, as well as product sales, is increasing in importance to specialist retailers. We serve more than 100 million people every year, and we want shopping in our stores and online to be a pleasurable experience for every customer, backed up by efficient after sales care.


WE'RE
MAKING
SHOPPING
EASIER



We eliminated personal sales commissions at Currys and PC World with a continuing focus on customer service delivery. We have also increased colleague training in product and customer handling skills.

4 million

customer calls resolved by The TechGuys



3,000

TechGuys advisors and engineers

1,000

customer service colleagues recruited during the year

Our customers count on technology in their personal as well as their professional lives. During the year, we rebranded our service support organisation The TechGuys, bringing its presence to the forefront of customer service.


TECH GUYS


VAIO

PC City in Italy and Sweden continue to perform in line with expectations with sales growth of over 40 per cent in each country operating from ten and nine stores respectively.

e-commerce Division

Dixons.co.uk

PIXmania.com

Sales (£m)

2006/07 £451.3

2005/06 £26.3

Like for like change +182%

Underlying operating profit (£m)

2006/07 £1.2

2005/06 £nil

e-commerce Division

This is the newest division of the Group and comprises Dixons.co.uk and PIXmania.com. Total sales for the e-commerce division were £451.3 million (2005/06 £26.3 million). Underlying operating profit was £1.2 million (2005/06 £nil).

Just prior to the start of the year, the Group transitioned the Dixons brand into a pure play e-tailer and it has had a very successful first year growing sales by 182 per cent. It has expanded the ranges and categories available, which now account for over a quarter of Dixons.co.uk's sales as well as helping to increase the average transaction value.

Year on year, PIXmania grew its sales by 42 per cent. In March the Group announced that PIXmania's operating profits this year would be impacted by warehouse and control issues in its supply chain operations. The Board is confident that these issues have now been resolved.

During the second half of the year, the range of products offered through PIXmania was expanded to include Group ranges of computing and vision products, particularly in France. Further ranges and categories will be introduced into PIXmania in more countries during 2007, and the Board remains excited about the opportunities for this business as part of the Group. The business will benefit from Group buying, supply chain and logistics infrastructure. The acquisition of the 77 per cent interest in FotoVista S.A., the parent company of PIXmania, has brought expertise into the Group that is being used in the Group's other internet and multi-channel operations.

Customer Service

During the year, the Group took a number of actions to improve the shopping experience and make life easier for customers. The Group reduced complexity, improved the range of services, simplified the information it provides and changed the way in which store colleagues are rewarded.

The Group implemented a pioneering employee engagement and training initiative in Currys stores in the UK. The programme is designed to foster a commitment to teamwork in stores that improves motivation, spreads workload equitably and delivers measurable improvements in customer satisfaction. This year's authoritative Verdict report, "How Britain Shops Electricals", pointed to Currys achieving the biggest gains in customer loyalty of any of the retailers profiled. The initiative has also been implemented in the Group's national distribution operation in the UK.

The Group completed the removal of individual commission from its PC World and Currys stores in the UK, replacing the traditional scheme with a new team bonus, based on total store performance and customer service. This major change in reward and store culture has been well received by store colleagues and has delivered measurable improvements in customer satisfaction.

In September, the Group launched The TechGuys, the UK's first and only truly national digital support service for UK homes. The TechGuys became the umbrella brand for the Group's existing service operations. This service is now available to owners of consumer electronics and computing equipment

Customer Service continued

regardless of where they bought their technology. This national operation combines a mobile field force, in store support centres at PC World, a national call centre in Nottingham and trials of stand alone support centres on major commuter routes. Rebranding the advice and support centres in PC World stores created an opportunity to introduce a new training programme for in store TechGuys to ensure the Group provides customers with experienced technicians with first-rate customer service skills.

The Group is reviewing opportunities to extend The TechGuys brand outside the UK and to provide The TechGuys branded services to business customers. Other initiatives include the introduction of a convenient remote fix service that enables technicians to repair customers' PCs remotely via a broadband connection.

The Group made major progress with the development of its international buying operations. The goal is to combine our buying power and standardise our terms for products on a pan-European basis. This will strengthen the Group's competitive retail price position in all of the countries in which it trades, delivering substantial benefits and savings to customers.

The Group launched trials of new format PC World stores in south-east England as part of PC World's mission to transition the business from a focus on computers to a wider range of computing products. The new stores have been fully remodelled. The focus is on helping customers to understand the potential of the products sold by the Group, by giving practical demonstrations of the features and benefits. Further modifications will be made to the format of these stores that will be tested before a full roll out of the new format is undertaken.

In PC World stores, the Group also invested in an out-of-hours replenishment programme to improve stock availability and maximise the customer-facing time available to store colleagues. This was particularly successful during peak season.

The Group completed the implementation of its multi-channel retail offering in the UK, adding a *Reserve and Collect* service to Currys. This followed the successful earlier implementation of *collect@store* at PC World, an initiative that generates 7 per cent of PC World's current turnover. Early indications from Currys are that *Reserve and Collect* has been welcomed by customers, contributing 2 per cent of turnover in the second half of the financial year. The service will be extended to a wider range of products in the current financial year. Implementation is also underway in Norway and is likely to be extended to other countries in the year ahead.

From 1 July, the Group will offer UK customers an in store take back service for end-of-life electrical products. Shoppers visiting Currys and PC World to buy a product will be able to bring their old product back for recycling or refurbishment at the same time. This will apply regardless of where they bought their original product. In store takes back has been operating in our Nordic stores for several years and customer reaction has been very positive. The Group also take back old products and packaging as part of our delivery service to customers. These services also meet our compliance obligations under the forthcoming electrical waste directive (WEEE).

Financial Position

The Group delivered underlying profit before tax of £295.1 million (2005/06 £311.0 million), including property profits of £8.7 million (2005/06 £7.4 million). Underlying diluted EPS reduced 8 per cent to 10.9 pence. Total Group profit before tax was £114.1 million (2005/06 £295.9 million).

Adjustments to underlying results

	52 weeks ended 28 April 2007 £million	52 weeks ended 29 April 2006 £million
Profit before tax	114.1	295.9
Add back operating items:		
Amortisation of acquired intangibles	**4.7**	1.8
Distribution Network	**17.0**	4.6
Information Systems outsourcing	–	7.0
Electricals division operations and brand portfolio	–	6.0
PC City France closure and reorganisation	**38.4**	4.8
One off charges relating to UniEuro	**115.1**	–
Other one off charges	–	4.1
Effect of changes in pension benefits	**(4.7)**	–
	170.5	28.3
Add back financing items:		
Profit on sale of investments	–	(2.9)
Net fair value remeasurements	**10.5**	(10.3)
	10.5	(13.2)
Net charges to add back	**181.0**	15.1
Underlying profit before tax	295.1	311.0

Underlying profit before tax is reported before one off net operating costs of £170.5 million and non-underlying financing charges of £10.5 million. A further explanation of these charges is explained below:

- £17.0 million in connection with the final stage of reorganisation costs associated with the distribution operations in UK and Italy. One off gains on the sale of the properties relating to the distribution reorganisation are expected in 2007/08 financial year.
- £38.4 million charge in respect of the closure and reorganisation of the PC City France operations described above.
- £115.1 million relating to the impairment of UniEuro. Such charges comprise the impairment of goodwill of £98.1 million, together with a provision for onerous lease commitments and fixed asset write downs of £12.0 million and £5.0 million, respectively.
- £4.7 million gain relating to changes in benefits accruing to members of the UK defined benefit pension scheme following changes in legislation concerning lump sums allowed on retirement.
- The charge of £10.5 million relates to the net fair value remeasurement gains and losses on revaluation of financial instruments as required by IAS 32 and 39. It includes a £9.3 million charge in respect of the revaluation of put options held by the minority shareholder of Kotsovolos, Fourlis, who held 20 per cent of the share capital at 28 April 2007. As described above, on 24 May 2007, Fourlis exercised options amounting to 10 per cent resulting in the Group now owning 89 per cent of this business.

Financial Position continued

Free Cash Flow

In the period, Free Cash Flow generated was £164.0 million, compared with £284.1 million in the previous year.

	52 weeks ended 28 April 2007 £million	52 weeks ended 29 April 2006 £million	Change year on year £million
Underlying profit before tax	**295.1**	311.0	(15.9)
Depreciation & amortisation	**138.6**	132.1	6.5
Working capital*	**57.1**	94.3	(37.2)
Working capital impact of pay-as-you-go customer support agreements	**(67.3)**	(86.5)	19.2
Taxation	**(100.8)**	(85.0)	(15.8)
Capital expenditure†	**(136.1)**	(152.7)	16.6
Sale of freehold property	**51.9**	33.6	18.3
Other	**(10.9)**	3.4	(14.3)
Free Cash Flow before restructuring items	**227.6**	250.2	(22.6)
Net (expenditure)/proceeds from the restructuring of distribution assets†	**(26.8)**	37.0	(63.8)
Other restructuring and one off items	**(36.8)**	(3.1)	(33.7)
Free Cash Flow	**164.0**	284.1	(120.1)

*Working capital includes dividend payments to minority shareholders of £nil in the period (2005/06 £8.2 million).
†Capital expenditure excludes £31.1 million relating to the restructuring of distribution assets in the UK.

Underlying working capital improvements in the period were £57.1 million (2005/06 £94.3 million), driven by higher stock turns and creditor days. The Group achieved its target of zero average paid days stock across the year. The introduction of the monthly pay-as-you-go customer support agreements proposition impacted working capital by £67.3 million (2005/06 £86.5 million).

Capital expenditure was £136.1 million (2005/06 £152.7 million). Cash generated from the sale of freehold property was £51.9 million (2005/06 £33.6 million). In addition, in the period, £4.3 million cash was generated from properties sold relating to the restructure of the UK distribution network.

Available net funds

At 28 April 2007, the Group had available net funds (which exclude funds held under trust for customer support agreement liabilities) of £113.7 million, compared with £246.1 million in the previous year.

	52 weeks ended 28 April 2007		52 weeks ended 29 April 2006	
	£million	£million	£million	£million
Opening net funds		**439.6**		523.9
Free Cash Flow		**164.0**		284.1
Dividends	**(157.5)**		(149.9)	
Share buy back programme	**–**		(107.6)	
Acquisitions & disposals	**(199.8)**		(68.7)	
Pension contribution	**(50.0)**		–	
Other items	**28.6**		(42.2)	
Other movements in net funds		**(378.7)**		(368.4)
Closing net funds		**224.9**		439.6
Less: Funds held under trust		**(111.2)**		(193.5)
Available net funds		**113.7**		246.1

Movements in net funds include £157.5 million dividend payments, £199.8 million representing the net cash impact of acquisitions and disposals, principally £167.4 representing the acquisition of FotoVista S.A. net of the disposal of its personal photography business, Primaphot, and £50.0 million for the special pension contribution made in the period. Other items include £20.8 million inflow from the issue of ordinary share capital.

Dividends

The directors have proposed a final dividend of 6.85 pence per share (2005/06 6.53 pence), an increase of 5 per cent. Subject to shareholder approval at the annual general meeting on 5 September, it will be paid on 28 September 2007 to shareholders registered on 24 August 2007. This gives total dividends for the year of 8.87 pence (2005/06 8.45 pence), an increase of 5 per cent. The Group's policy is to increase dividends in line with earnings over time; however, in the short term, this will be balanced against rebuilding dividend cover.

Consolidated Balance Sheet

Consolidated net assets decreased to £1,304.3 million from £1,423.7 million at 29 April 2006. The main movements comprised an increase of £206.6 million generated from underlying post tax profits which were offset by non-underlying items of £204.2 million as set out in the income statement on page 63. Net assets were further enhanced by actuarial gains of £45.7 million arising from the UK defined benefit pension scheme as well as £20.8 million from the issue of shares to satisfy employee options. These increases were offset by foreign exchange movements of £24.5 million and dividends in the period of £157.0 million.

Tax

The Group's tax rate on underlying profit was 30 per cent (2005/06 28.8 per cent). The increase in the tax rate reflects the reduced benefit of lower overseas tax rates.

Cost savings

In the period, the Group delivered £25 million of cost savings and is targeting further savings of £25 million for 2007/08. Of these initiatives, the outsourcing of the Group's IS service and the reorganisation of the logistics infrastructure are delivering savings over a number of years as follows:

- The outsourcing of the IS services will save the Group approximately £10 million per annum. As a result of the phasing of this contract the Group realised £5 million of this during the 2006/07 financial year. The full benefits of this contract are expected to be realised during the 2007/08 financial year.
- The reorganisation of the Group's logistics infrastructure in the UK and in Italy is expected to save approximately £20 million per annum. This is a significant change programme over a number of years, and is expected to be completed during the first quarter of the new financial year. In 2006/07, £5 million of this benefit was realised as the changes were implemented. In 2007/08, this is expected to rise to £15 million with the full benefits being realised in the 2008/09 financial year.

The balance of the cost savings initiatives are being delivered from a number of areas within the Group including a programme to rationalise the retail support functions.

Pensions

At 28 April 2007, excluding deferred tax benefits, the deficit of the UK defined benefit pension scheme amounted to £38.4 million (29 April 2006 £141.7 million). Including deferred tax benefits, the deficit amounted to £17.0 million (29 April 2006 £99.8 million). The Group has been implementing a programme of changes to pension arrangements in order to address the deficit over the longer term. These have included the gradual increase in the Group contribution rate which is currently 12.9 per cent and the change of benefits to operate on a career average earnings basis rather than "final salary" for future service. The deficit has mainly been reduced by a special contribution made by the Group of £50.0 million in March 2007 coupled with a significant increase in the discount rate applied to liabilities in the period which reflects returns on long term gilts.

The charge to operating profit for the scheme was £11.8 million (2005/06 £18.3 million) and includes the one off benefit of £4.7 million relating to the change in legislation concerning lump sum payments allowed on retirement. Also included in the income statement is a net financing income of £4.5 million (2005/06 cost of £0.6 million) which represents the expected return on assets of the scheme, based on market conditions prevailing at the start of the financial period, offset by the unwinding of the discount applied to the liabilities of the scheme. The defined benefit section of the UK pension scheme was closed to new entrants on 1 September 2002.

Going concern

After making due enquiry, on the basis of current financial projections and borrowing facilities available, the directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the directors continue to adopt the going concern basis in preparing the financial statements.

John Clare CBE Group Chief Executive

Kevin O'Byrne Group Finance Director and Head of Computing Division

Corporate Responsibility Review


energy saving
recommended

We work closely with our suppliers in providing our customers with more efficient and sustainable products.

DSG international has an approach to corporate responsibility (CR) best described as *from design to disposal*. We are aware of our obligations and have processes in place to monitor the sourcing of the goods we sell through to their distribution, sale, use and eventual disposal. Visit www.dsgiplc.com/cr to see an illustration of *from design to disposal* in action and to download our CR highlights document.

On the following pages is an outline of how we assess and act upon social, environmental and ethical matters relevant to our business, with performance updates from last year. Our goal is to demonstrate continuous improvement in all areas.

In addition to remaining a constituent member of the Dow Jones Sustainability Indices and FTSE4GOOD, during the year we entered the Business in the Community CR Index as one of the top 100 "Companies That Count."

Corporate Governance

For a review of how our directors apply the principles of corporate governance and shareholder accountability across the Group, please read our Corporate Governance Report on pages 43 to 47.

Kevin O'Byrne is the executive director with responsibility for CR matters. The Group CR Committee advises the Board on pertinent non-financial risks and regulation changes, and makes policy recommendations accordingly. The Board reviews CR progress annually.

The CR Committee also works with our businesses to engage employees in CR initiatives and continuously improve our practices in this area. Senior representatives from HR, marketing, global sourcing, supply chain management, and community relations sit on the Committee. In the last financial year the Committee met four times and, among other activities, made improvements to our Ethical Purchasing Policy and Health and Safety monitoring system in order to future-proof our policies against changing social expectations and risks.

A separate Diversity Working Group also meets regularly to assess how we maintain a positive working environment; one that is supportive of our goal to grow talent and celebrate diversity. It is our policy that no individual will be discriminated against on the basis of age, gender, sexual orientation, nationality, ethnic origin, religious beliefs, disability or for any other reason. This applies to the recruitment, training and career development of individuals. We are a member of the Employers Forum on Disability and have been awarded the "Two Ticks" Positive about Disabled People accreditation from Job Centre Plus.


POSITIVE ABOUT DISABLED PEOPLE

Age, gender and ethnicity of employees

	2006/07	2005/06
Female	**33%**	33%
Male	**67%**	67%
Full time	**56%**	59%
Part time	**44%**	41%
Ethnic minority/ non-national	**18%**	19%
Aged over 50	**8%**	8%
Average number of employees*	**38,596**	37,260

*Full time equivalents, excluding employees related to discontinued operations.

"Respect for people" is a central part of the Diversity Working Group's activity, and is embedded in our Group-wide *Being the Best* principles:

- operating with integrity;
- giving outstanding service to customers;
- respecting our colleagues; and
- continually seeking ways to improve performance.

Colleagues across the Group are encouraged and rewarded for demonstrating examples of *Being the Best*. Our annual and colleague-nominated Chief Executive's Awards recognise those colleagues who through their exemplary attitudes and actions are role models for *Being the Best*.

Accidents and injuries	2006/07	2005/06
Number of accidents or injuries to staff	**2,372**	2,856
Number of working days lost as a result of accidents to staff in the last year	**4,196**	4,200



Satisfied and engaged colleagues have a positive impact on all stakeholders.

Workplace

We strive to be an employer of choice, helping our employees balance a flourishing career with a satisfying home life through opportunities as varied as international secondments, language training and flexible working hours.

Our commitment starts by providing a safe and healthy working environment; eliminating risks where possible, and providing support to employees affected by ill health or work-related injuries.

The DSGi Risk Awareness and Management Awards (DRAMA) help to raise risk awareness. Store teams from across the Group are invited to explain how they successfully engage colleagues in risk reduction. During the period, around a third of entries were from non-UK stores.

We recognise that a culture of involvement and empowerment leads to a satisfied and engaged workforce, which in turn has a positive impact on all stakeholders. Our staff forums gather elected members from our business operations in the UK and internationally to discuss working practices with our directors including the Group Chief Executive. Employees also get to have their say on performance issues in biannual satisfaction surveys, and through a "whistle-blowing" scheme where employees can register any concerns anonymously.

Company news is shared with employees through face-to-face management briefings, supported by webcasts, podcasts, our Group newsletter and intranets.

Last year we announced a major change to the reward system in PC World where individual sales commissions were replaced with a team bonus measured on store profitability and customer satisfaction indicators. A team reward system has now been implemented in Currys and Currys.digital stores. During the year, Currys also introduced a Balanced Scorecard system for employees in store and at the Retail Support Centre. The scorecard, which measures performance in the areas of Customer, People, Process and Finance, clarifies accountability and gives consistent objectives to employees.

We were delighted to receive a People Management Award from professional services firm KPMG. Our Greek business Kotsovolos won an award for delivering best practice in training and reward.

Share-based schemes are operated widely and more than 14,500 employees participate in the Group's various share-based incentive schemes.

During the year we relaunched our social activity committee, now called Spirit, and extended free membership to all employees based at our Retail Support Centre in Hemel Hempstead.

An organisation's responsibility to its employees is thoroughly tested when market conditions necessitate operational changes. In 2005, the Board approved plans to restructure our UK supply chain, putting a number of employees at risk of redundancy with others changing locations and roles. We announced the plans to employees immediately, and began a two year programme of support to help redeploy them within the business, relocate, retrain or seek alternative employment. Employees responded with loyalty, and absenteeism and job turnover were minimised.

Corporate Responsibility Review continued

Marketplace

Our success has long been synonymous with retail innovation and we were delighted when our introduction of The TechGuys was acknowledged during the year with a Retail Week Innovation of the Year Award and finalist status in the National Business Awards.

The TechGuys is the UK's largest and most responsive technology support service, with more than 3,000 advisors and engineers repairing, upgrading and helping our customers get the most from technology.

Our lab-based TechGuys in the UK and Hong Kong test own-brand products and a growing number of branded products before they reach our stores. In addition, they work with suppliers to suggest improvements to products as well as to instruction manuals, in order to make them easier to understand. The team is currently helping a number of suppliers to develop energy efficient products and plug and play technologies that are simple to install.

In these and other ways we aim to improve our customers' satisfaction with their purchases. All Group businesses measure customer satisfaction, through a combination of interviews and mystery shopping exercises. Ongoing initiatives are in place to enhance customer experience. One example is the Currys "virtual store" where high performers from around the UK meet every quarter to brainstorm ideas.

Performance on ethical supply chain standards code

	2006/07	2005/06
Meets requirements	**14**	15
Minor improvement required	51	44
Major corrective action required	3	27
Delisted	3	1
Total factories audited	71	87

Ethical sourcing remains high on our agenda. For many years we have independently audited our suppliers' workplaces. If problems are found and not corrected within an agreed timeframe, the defaulting supplier is delisted. This year, the CR Committee recommended to tighten further the audit criteria – and our Ethical Purchasing Policy was rewritten.

It is the Group's policy to agree terms of payment with its suppliers. Payments are made in accordance with these terms provided that the supplier has complied with all the relevant contractual obligations. Trade creditors at 28 April 2007 represented 50 days of annual purchases made during the period (29 April 2006 44 days).

Community

Our responsibility to the community includes fostering good relationships with our neighbours, supporting vulnerable customers, and promoting technology as a tool for social inclusion.

Our employees are our best CR ambassadors, and continue to dedicate their time to charitable and voluntary activities. This year we extended our employee grants initiative, formerly UK-only, into all businesses and supported more than 300 organisations.

Value of cash, staff time, and goods donated by the business to good causes*

2006/07	**£1,141,276**
2005/06	£1,205,866
2004/05	£1,113,886
2003/04	£1,143,452†

*New reporting model, excluding value of goods donated to the CREATE/REMPLOY charitable organisation.
†UK figures only.

Through our registered charity The DSG international Foundation, we have donated funds to community programmes for many years. This year, £875,000 was donated to the Foundation. In July 2006 we launched *Switched on Communities* – a three year international community involvement programme funded by the Foundation – to provide technology and training to those who need it most.

We have four partners in the UK and are in the process of extending our network around Europe, with donations already made in Greece and France.

Our UK partners are:

- The Foyer Federation, helping homeless young people break the "no home, no job, no home" cycle;
- Eco-Schools, unparalleled within the field of environmental education;
- The e-Learning Foundation, helping schools bridge the digital divide; and
- AbilityNet, working to give disabled people access to IT.

The map below shows the spread of projects we have supported during the year. There are too many projects to explain in full, but a version of this map showing details of each project can be found at www.dsgiplc.com/cr

Key to map

- e-Learning Foundation grant
- Eco-schools
- Foyer grant
- AbilityNet partner
- Other projects



Eco-schools
Our grant has helped Old Warren House School in Lowestoft buy its own wind turbine and cut power bills. The school plans to generate enough electricity to power all of its lights and computers plus a surplus to sell back to the national grid at a profit.


switched on

AbilityNet
Foresight is an organisation that helps disabled people in North East Lincolnshire get involved with new and challenging activities from archery to researching family trees. Through our partnership with AbilityNet, we have provided Foresight *with IT training* and accessible equipment such as the keyboards pictured.



e-Learning Foundation
"You can do it. You can fly" is the maxim of Keys Meadow Primary School in Enfield, where 30 children in Year 5 are involved in its e-Learning programme, using personal laptops to develop their learning and IT skills, both in school and at home.

Foyer
Brighton and Hove Foyer received 13 new fridge-freezers to support its Healthy Living Project and enable residents to shop and cook more cost-effectively. Residents can now freeze healthy home-made meals and buy in bulk, which is crucial when living on a tight budget.

Corporate Responsibility Review continued

Our partnerships extend beyond community support, and show the advantages of embedding ethics into business strategy. Tying in with the Government's e-strategy for schools, PC World Business has partnered with The e-Learning Foundation to make personal learning devices available to pupils on a cost neutral basis for their schools. AbilityNet conducted an accessibility audit of our e-commerce sites, and trained our web design teams to make it easier for customers to shop with us.

The UK Digital Switchover is a good example of commercial activity supporting vulnerable customers. Digital switchover will take place TV region by TV region between 2008 and 2012. The exception is Whitehaven in Cumbria, which becomes the first place to switch to purely digital TV and radio broadcasting in October 2007. We have been selected by the BBC, along with our partners Capita Group and Proximity, to deliver the Whitehaven Digital Switchover Help Scheme. As part of the scheme, support such as a specially designed set top box and aerial installation will be offered to those who are 75 and over, the severely disabled, and those who are registered partially sighted and blind.

Environment

Our aim remains to manage the impacts of our business on the environment, and we are pleased to report progress against our four environmental objectives set in 2005/06.



Volume of recycled waste

	2006/07	2005/06
Waste recycled (tonnes)	**23,611**	25,607
As a percentage of waste produced	**17%**	10.7%



We offer customers a store-based recycling service.

Develop the provision of recycling services within the business and to customers wherever possible

The Waste Electrical and Electronic Equipment (WEEE) Directive aims to minimise the impact of waste electrical and electronic goods on the environment. We have implemented the Directive in 11 countries of operation, and will start the UK's first and only store-based recycling scheme for electrical products on 1 July. Unlike other UK retailers, we elected to offer in store take back as we believe this is an added value service our customers want. Customers can also have their old appliances collected from home for free if they arrange home delivery of an equivalent new appliance.

We have run schemes to recycle batteries used by our UK stores for two years, and this year we were chosen to be part of a consumer battery recycling trial by the Waste & Resources Action Programme, funded by Defra. Shoppers can drop off their unwanted batteries at selected Currys, Currys.digital and PC World stores. The trials form part of a wider effort to develop cost-effective ways for the UK to meet the forthcoming EU Batteries Directive, which is expected to require the collection of 25 per cent of household batteries by 2012.

Extend the use of 100 per cent recycled carrier bags from the UK to our international chains

We continue to use 100 per cent recycled carrier bags in the UK and Ireland, and have extended their use into some of our international operations this year. Plans for the remainder of our markets are in progress.

Develop an updated set of energy saving measures as guidance for stores and subsequently require each business to make a commitment to CO_2 saving

Through our work with The Carbon Trust, we have instigated an energy management programme, initially piloted in PC World and Currys superstores in the UK. Top energy consuming stores have been audited, and a six-step approach devised to save more than 2,000 tonnes of CO_2 per year. Selected international stores will be audited this year.

In Italy, our new 50,000 square metre UniEuro warehouse has 15 square metres of solar energy collectors on its roof, which provide 60 per cent of the energy required for the building's hot water heating.

We have introduced 40 double-decker trailers for use in our home delivery network. This removes an average of 18 vehicle trips from our schedule each day, saving over 2.6 million miles per year. This reduces diesel usage by 950,000 litres and CO_2 emissions by almost 600 tonnes per year.

Identify and offer a greater choice and advice to customers with regard to the purchase of energy efficient appliances and the efficient operation of appliances

We work closely with our suppliers in providing our customers with more efficient and sustainable products, including a "green PC" range due later this year. The green PC will be built with components selected for their efficiency and low energy consumption. Recycled or recyclable materials will be used in the manufacturing process where possible and carbon offsets will be acquired to cover the impact of component production and transportation.



This digital TV receiver was invented by one of our employees and is recommended by the Energy Saving Trust.

Currys' first digital TV receiver to be given an Energy Saving Recommendation label from the Energy Saving Trust was designed by one of our employees, Graham Cleary at Currys in Northampton, as part of an employee innovation competition.

As the need for greater water efficiency is becoming ever more evident, we have entered into a partnership with the not-for-profit organisation Waterwise to sponsor a section on its website that ranks water-using products in order of their water efficiency. Water efficiency data is now included in all Currys appliance guides.

Our goal for the coming year is to continue to make progress within our four environmental objectives and in new objectives which the CR Committee is due to review and set in July 2007. These objectives will be publicised on our corporate website at www.dsgiplc.com/environment.

Conclusion

We remain committed to evaluating, and where practical, implementing new policies and processes that help us conduct our business efficiently, profitably and in an ethically responsible and environmentally sustainable way. We will continue to monitor our performance.

Kevin O'Byrne
Executive Director with responsibility for CR

Board of Directors



Sir John Collins Chairman ▲
Sir John Collins (65) joined the Board in September 2001 as Deputy Chairman and was appointed Chairman in September 2002. He is also a director of Rothschild Continuation Holdings AG. He joined Shell in 1964 and was Chairman and Chief Executive of Shell UK, 1990 to 1993. He was Chief Executive of Vestey Group from 1993 to 2001. Previous appointments include Chairman of National Power plc, Chairman of Cantab Pharmaceuticals, a non-executive director of NM Rothschild & Sons, The Peninsular and Oriental Navigation Company plc, BSkyB, Stoll Moss Theatres and the London Symphony Orchestra. Sir John has also served as Chairman of the Advisory Committee on Business and the Environment, Chairman of the DTI/DEFRA's Sustainable Energy Policy Advisory Board, President of the Energy Institute, Chairman of the DTI's Energy Advisory Panel and as a governor of Wellington College. He is Chairman of the Group's Nominations Committee.



John Clare CBE Group Chief Executive ▲
John Clare (56) joined the Group as Marketing Director of Dixons in 1985. He was appointed Managing Director of Dixons Stores Group in 1988, when he also joined the Group Board. He became Group Managing Director in 1992 and Group Chief Executive in 1994. He is a non-executive director of Hammerson plc, Chairman of the Government's Fair Cities Steering Committee, President of ISBA, Chairman of Job Centre Plus within the Government Department of Work and Pensions, and a member of the Edinburgh University Development Board. In 2005, he was awarded the CBE for services to the National Employment Panel and to Business.



Kevin O'Byrne Group Finance Director and Head of Computing Division
Kevin O'Byrne (42) joined the Board as Group Finance Director in July 2004. In January 2006 he also assumed responsibility for the Computing division which includes PC World stores, PC City stores and DSGi Business. He joined the Group in September 2002 as Retail Finance Director. Prior to this he held senior finance positions in a number of companies including The Quaker Oats Company and Arthur Andersen. He graduated from Trinity College Dublin in 1987 and qualified as a Chartered Accountant in 1990.



Count Emmanuel d'André Non-Executive Director o ▲ ◆
Count Emmanuel d'André (69) joined the Board in February 2002. He is a non-executive director of La Mondiale (insurance), the Holder Group (bakery manufacturing) and Praxis (consulting). He is Chairman of the Royaumont Foundation, and the Créativallée Association. His previous positions have included membership of the advisory committee of Banque de France, Chairman and CEO of Trois Suisses International Group (mail order), Chief Executive of Lapaud International, senior consultant with Arthur D. Little, Paris, Development Director of the Express Group (newsgroup) and international manager of Camping Gaz. He was a non-executive director of Auchan Group (hypermarkets), of Sidel (packaging), and Robert Bosch France, and a member of the strategic committee of Ernst and *Young France.*



Rita Clifton Non-Executive Director o ▲ □ ◆
Rita Clifton (49) joined the Board in September 2003. She is Chairman of Interbrand, a non-executive director of Emap plc and non-executive Chairman of Populus Ltd, the opinion pollster to The Times. She previously spent 18 years in the advertising industry, including positions with Saatchi & Saatchi and J Walter Thompson. She has been a member of the Government's Sustainable Development Commission, and is on the Assurance and Advisory board for BP's carbon offset programme "targetneutral". She is also a Visiting Professor at Henley Management College.



Andrew Lynch FCA Non-Executive Director o ▲ □ ◆
Andrew Lynch (50) joined the Board in May 2003. He is Chairman of the Audit Committee and the Board's designated Senior Independent Director. Andrew is Chief Executive Officer of SSP, the travel concessions catering company formerly part of Compass Group plc. He was a director of Compass Group from 1997 to 2005 where he held the position of Group Finance Director from 1997 to 2003 before becoming Chief Executive Officer of SSP in 2003. His earlier career included corporate finance and financial management positions with Prudential Corporation plc and KPMG. He is a Fellow of the Institute of Chartered Accountants.



John Whybrow Non-Executive Director o ▲ □ ◆
John Whybrow (60) joined the Board in June 2003. He is Chairman of the Remuneration Committee. He is Chairman of Wolseley plc, having been a non-executive director between 1997 and 2002, and is also Chairman of Petworth Cottage Nursing Home. He was Chairman of CSR plc between 2004 and 2007. He joined Philips in 1970 and was President of Philips Lighting NV and Executive Vice President of Royal Philips Electronics BV. He received the Polish Order of Merit in 2002.

o Member of the Audit Committee
▲ Member of the Nominations Committee
□ Member of the Remuneration Committee
◆ Independent non-executive director

Senior Management
2006/07

Group Management
Corporate Affairs
Kai Boschmann

Company Secretarial
Helen Grantham

Finance & Corporate Development
Keith Evans
Phil Gerrard
Matthew Hurn
Helen James
Ed Leigh
Bruce Marsh
Kevin O'Byrne*
James Welsh

Investor Relations
David Lloyd-Seed

Human Resources
Ben Bengougam*
Helen Hall
Becky Ivers

Financial Services
David Campbell
Max Frei
Jonathan Hewitt
Dorothy Winrow

Group IS
Neale Chinery
John Thorp*

Group Sourcing
Peter Duncombe
Jeremy Fennell
Steve Jones
Kristian Kulsrud
Ken Sladen
Simon Turner*
Jean Pierre Van Tiel

Store Design
George Wilding

Property
Mark Feltham

Computing Division
PC World
Phil Birbeck
Keith Jones*
Bryan Magrath
Paul Mitford
Niall O'Keeffe
Neil Old
Jerry Roest

PC City Europe
Steve Campbell

Spain
Esther Galvez

Italy
John Mewett

The TechGuys
David Bugg
Amanda Burnett
Peter Northwood
Gary Robertson

e-commerce Division
Steve Rosenblum*
Jean-Emile Rosenblum

Electricals Division
Per Bjørgås*
Nicholas Cadbury
Sean Feeney
Geir Langbakken
Declan Ronayne
Elaine Rowe

Currys
Robin Cooper
Carl Cowling
Mike Hedgecox
Peter Keenan*
Andrew Milliken
Jeremy Ross
Humphrey Singer
Jim Spittle

Nordics
Ronny Blomseth*
Marianne Nokelby
Per Sigvardson

Denmark
Stig Myklebust

Norway
Bengt Bårdsen

Finland
Irmeli Rytkönen

Sweden
Henrik Bjønnes

Electro World
Milena Chalupská
Milan Ruzicka
Zdena Simankova

Hungary
Attila Alm

Czech Republic
Jiri Klicnik

Poland
Jacek Gruchalski

UniEuro
Andrea Cipolloni
Matt Dixon
Mark Rollmann
Julian Smith

Kotsovolos
Fernando de Vicente
Chris Matthews
George Polemitis

*Member of the Group Executive Committee

The Group Executive Committee is an international, cross-functional executive team responsible for the implementation of strategy and the day to day management of the Group's business.

Directors' Report

The directors present their report and the audited consolidated financial statements of DSG international plc (the Company) and its subsidiary and associated undertakings (together the Group) for the 52 weeks ended 28 April 2007. Comparative figures are for the 52 weeks ended 29 April 2006.

Business and Operating Review

The Business and Operating Review is based on many of the principles contained in the best practice statement "Reporting Statement: Operating and Financial Review" issued by the Accounting Standards Board (ASB). It covers areas contained in the Directors' Report, the Business and Financial Review and Corporate Responsibility Review and should be read in conjunction with the Chairman's Statement on pages 6 and 7. The areas covered are as follows:

	Location in Annual Report	Page
Principal activities, products and services, objectives and strategies of the Group and markets in which the Group operates	Directors' Report	34-35
Principal risks and uncertainties facing the Group, treasury policies and objectives and liquidity	Directors' Report	36-39
The manner in which the Group measures its performance	Directors' Report	39-40
Share capital structure	Directors' Report	41
Review of the development and performance of the business for the 52 weeks ended 28 April 2007	Business and Financial Review	8-20
Financial position of the Group as at 28 April 2007	Business and Financial Review	21-23
Future prospects of the business	Business and Financial Review	9
Environmental matters	Corporate Responsibility Review	28-29
Employee, social, ethical and community matters	Corporate Responsibility Review	24-28

Governance

Principal activities

The Company is the parent company of a group engaged in the multi-channel retail of high technology consumer electronics, personal computers, domestic appliances, photographic equipment, communication products and related financial and after-sales services. The Group also undertakes business to business (B2B) sales.

The Group comprises three divisions: Electricals, Computing and e-commerce.

The Electricals division operates in four regions:

- UK & Ireland: comprising Currys, Currys.digital and Dixons Tax Free in the UK; and comprising Currys, Dixons and PC World in Ireland;
- the Nordic Region: comprising the Elkjøp group of companies which operates in Norway, Sweden, Finland, Denmark, Iceland and the Faroe Islands under brands such as Elkjøp, Elko, El Giganten, Gigantti, Lefdal Lavpris and Markantalo;
- Southern Europe: comprising UniEuro in Italy and Kotsovolos in Greece; and
- Central Europe: comprising Electro World in Hungary, the Czech Republic and Poland.

The Computing division comprises:

- UK Computing: comprising PC World, PC World Business and The TechGuys; and
- International Computing: comprising PC City in Spain, Italy, Sweden and France. PC City France operations are in the process of being closed.

The e-commerce division is made up of Dixons.co.uk in the UK and FotoVista trading as PIXmania.com in 26 European countries.

Products and services

The principal products sold by the Group are categorised as Brown Goods, White Goods, Personal Computing, Mobile Phones and related products.

Brown Goods include televisions, DVD players, audio products, iPods and MP3 players, cameras and camcorders. These products are characterised by rapid technological advances offering major improvements in quality, functionality, interactivity and design.

White Goods include washing machines and dryers, fridges and freezers, gas and electric cookers, microwaves, vacuum cleaners and small domestic products such as kettles, toasters, irons and breadmakers. While these products benefit from innovation, fashion and improved design, they are heavily dependent on the replacement cycle in most markets.

Personal Computing includes desktops, laptops, printers and a wide range of related products. Computer technology is benefiting from increasing processing power, lower costs and rapidly increasing interaction with digital products. Increasing use of PCs in the home and in business is a major area of market development for the Group and a new customer support service, The TechGuys, designed to provide expert, fast-track support for increasingly technology-dependent homes, was launched in the UK during the period. The service is a response to the growing reliance on life-enhancing technologies in the home.

Mobile phones are now a common purchase for most European consumers. The introduction of new technologies offers significant opportunities for increased functionality and add-on services, including portable audio, photography and e-mail.

The Group also offers its customers financial services such as credit facilities and after-sales support agreements. Support agreements provide customers with comprehensive advice, access to help lines, prompt repair services or replacement following purchase.

Objective and strategy

The long term objective of the Group is to deliver value to shareholders whilst becoming the largest and most profitable specialist electrical retailer in Europe.

The Board's strategy to achieve this goal is embodied in the following key principles:

- retailing operations shall only be conducted in markets where the Group is, or can become, the number one or number two specialist electrical retailer;
- the Group shall offer customers the opportunity to purchase products and services from a number of channels, principally large efficient space and the internet via online transactions and reserve online with collect at store;
- to attract a strong customer base, stores shall compete with market-beating prices, an extensive range of products, excellent customer service and outstanding after-sales support;
- stores shall employ and develop highly motivated sales staff, knowledgeable about the products and services they sell and trained in selling skills and customer service;
- the Group shall utilise its international scale to buy goods at the lowest cost to enhance margins and provide value to customers; and
- operations in all countries shall share experience, knowledge and best practice to improve efficiency and to reduce operating costs.

European electrical retail markets

The European market for electrical goods and related services sold by the Group is estimated to be in excess of £120 billion per annum. It is highly competitive, characterised by a relatively small number of global manufacturers supplying goods to local, regional and national electrical retailers.

Specialist electrical retailers are the predominant destination for customers. Buying groups, general merchants and independents also have a retail presence in most European markets.

The development of the internet delivers enhanced product information and facilitates price comparability for consumers. Whilst this creates new challenges in terms of margin maintenance, it provides a significant opportunity for DSGi. The Group believes that over time internet demand will polarise towards the larger retailers with scaleable distribution and systems together with proven after-sales service and support.

Other markets

In addition to the core European markets, rapid economic development in a number of major countries, such as Russia, China and India, may provide opportunities for growth over the longer term. These opportunities may be in the form of buying alliances, joint ventures, acquisitions or greenfield developments. Such markets are not, however, without their risks, particularly political, economic, financial and regulatory.

Risks to achieving the Group's objective
The Corporate Governance Report on pages 43 to 47 describes the processes through which the directors assess, manage and mitigate risk. The Board regularly reviews the risks faced by the Group. The directors consider that the major risks to achieving the Group's objective are those set out below. The Board, however, recognises that the profile of risks changes constantly and additional risks not presently known or that are currently deemed immaterial may also impact on attainment of the Group's business objective.

(i) Economic environment
The economic environment impacts on spending on electrical goods in many ways. House moves and home improvements impact on spending on domestic appliances. The "feel good" factor is an important influence on discretionary spending on electrical goods. Unemployment levels, interest rates, consumer debt levels, availability of credit, taxation and many other factors influence customers' spending decisions.

The Group recognises that economic changes, both beneficial and adverse, can affect individual countries and regions. Management therefore monitors economic metrics and works closely with suppliers to adjust forecasts of demand. Stock orders are realigned and where possible selling capacity and support services are flexed in response to changing expectations.

Meeting customers' needs
Customers expect competitive prices. What differentiates specialist electrical retailers is the wide range of products stocked and the provision of services that customers want, in a convenient location with staff that provide excellent service. Giving outstanding service is a key ingredient of our *Being the Best* principles.

Regular surveys of customer satisfaction are conducted across all stores. The results are used to assess store performance and to drive high standards across each chain. Customer feedback is used to shape the Group's ranges and to understand where it can be more responsive to customers' needs.

Seasonality
The Group's business is highly seasonal, with a very significant proportion of its sales and operating profit generated during its third quarter, which includes the Christmas and New Year season.

Competition
The Group operates in a highly competitive environment. There are few barriers to new entrants to markets for the sale of electrical goods. Businesses therefore join and leave the market and/or expand or reduce their product ranges in response to competitive forces. Different channels to market have different cost structures and different appeal to customers.

The Group continuously monitors the activities of its competitors and potential competitors in each of its markets and takes appropriate action in terms of, for example, its product and service offering and pricing to maintain and strengthen its position. The Group actively manages its brands through advertising, promotions and enhancing the retail experience with the goal of ensuring DSGi's stores are seen as the primary destination for electrical goods.

Market margin pressure
The level of margins in electrical retailing is governed by the market. Consumer demand, manufacturer supply, competition from store and internet channels and regulation/taxation all impact on margins. The Group is focused on protecting margins through maximising its international buying scale, maintaining an efficient supply chain and placing continued emphasis on strong selling skills. The Group actively manages its cost structures to mitigate the impact of product margin erosion.

Price deflation
Electrical goods are typically subject to price deflation as the production of new products and technologies grows and availability increases. This has been a common feature of the electrical goods market for some time and the Group works closely with its suppliers to bring products to the mass market.

(ii) Store portfolio
The quality and location of the Group's store portfolio is a key contributor to the Group's growth strategy. The Group principally operates from large out of town stores in convenient locations that are accessible to substantial numbers of customers. The ability to secure the best sites is critical to building the retail brands.

The Group has a programme of space expansion both in the UK and overseas. It actively manages its store portfolio to optimise the location, size and costs of each of its stores. In areas where the population catchment is lower, franchising of the Group's brands offers the potential for market growth. During the period, the Group had franchised brands in Norway (Elkjøp), Italy (UniEuro), Sweden (El Giganten), Greece (Kotsovolos), Denmark (El Giganten), Finland (Gigantti), Iceland (Elko) and the Faroe Islands.

(iii) Employees
The Group has a strong reputation for developing retail leaders and sales staff with entrepreneurial spirit. All retailers face the challenge to attract, develop and retain the right calibre of staff for their business. Through the Group's retail reputation, development programmes and the career opportunities afforded by the Group's size and diversity of operations, the Board believes that DSGi is well placed to build on its success.

(iv) Product life cycle and supply
Some electrical products sold by the Group are subject to rapid technological change which shortens their life cycle. Careful management is required to avoid loss of value and/or the risk of stock obsolescence when products are superseded. The Group has extensive experience of managing electrical goods with short product life cycles. It maintains aged stock records and utilises demand forecasts, price management, accessory offers and point of sale material to sell through the products.

(v) Entering new markets
Expansion through acquisition or the establishment of new businesses is subject to the availability of suitable opportunities. Companies operating large out of town stores may not be available for purchase and new operations may not be able to find suitable sites for new stores. Entry into new markets gives rise to risks related to culture, markets, legislation, regulation and access to goods and resources.

The Group utilises its considerable experience of developing new retailing chains through both acquisitions and start ups to mitigate risk. Extensive research is undertaken and local advice is taken. If entry is by establishing a greenfield operation the Group will test the market with a small number of stores, prior to a possible roll out of the chain. Acquisitions made in stages as well as outright acquisitions are considered.

(vi) Treasury risks and policies
Treasury operations are managed centrally within policies and procedures approved by the Board. Group Treasury reports regularly to the Group Executive Committee and the Tax and Treasury Committee and is subject to periodic independent internal and external reviews. The major financial risks to which the Group is exposed relate to movements in foreign exchange, interest rates, liquidity risk and credit risk. Where appropriate, cost effective and practicable the Group uses financial instruments and derivatives to manage these risks in accordance with defined policies. Throughout the period under review, in accordance with Group policy, no speculative use of derivatives, foreign exchange or other instruments was permitted.

The Group's accounting policies in relation to derivatives are set out in note 1.16 to the financial statements.

Exchange rate risk
The Group is exposed to exchange movements on overseas earnings and fluctuations in translated values of foreign currency assets and liabilities. The Group's principal translation currency exposures are the Euro and Norwegian Kroner. The Group's policy is to match, in whole or in part, where cost effective, currency earnings with related currency costs and currency assets with currency liabilities through the use of appropriate hedging instruments.

The Group is also exposed to certain transactional currency exposures. Such exposures arise from purchases in currencies other than in the functional currency of the entity. The Group's principal transactional currency exposures are the US Dollar and Euro. It is Group policy to eliminate the currency exposures on such purchases through the use of appropriate hedging instruments such as forward exchange contracts.

Interest rate risk
The principal interest rate risks of the Group arise in respect of Sterling cash and investments, internally hedged Norwegian Kroner liabilities and Euro borrowings. Potential exposure to interest rate movements is mitigated by the Group's policy to match the profile of interest payments with that of its interest receipts. Further mitigation is achieved with interest based credit commissions received and through the use of interest based hedging instruments.

Liquidity risk
It is Group policy to maintain committed bank and other facilities sufficient to meet anticipated financial requirements. Uncommitted facilities are also maintained and used if available on advantageous terms. It is Group Treasury policy to ensure that a prudent level of committed facilities is available at peak trading periods, based on forecast working capital requirements.

Credit risk
The Group has no significant concentration of credit risk. The Group's exposure to credit risk on liquid funds, investments and derivative financial instruments arises from the risk of default of counterparties, with a maximum exposure equal to the book value of these instruments. This is limited as Group Treasury policy on investment restricts counterparties to those with a minimum Moody's long term credit rating of A3 and short term credit rating of P1. Investments mainly comprise bank deposits, floating rate notes and commercial paper. The Group continuously reviews the credit quality of counterparties, the limits placed on individual credit exposures and categories of investments.

Sales to retail customers are made predominantly in cash or via major credit cards. It is Group policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

(vii) Pension risk and policies
The principal pension scheme operated by the Group is the UK defined benefit scheme.

This scheme is subject to risks regarding the amount of the liabilities as a result of changes in life expectancy, inflation and future salary increases, risks regarding the value of investments and the returns derived from such investments.

The pension trustee, in consultation with the Company, has implemented changes to the scheme's investment strategy to mitigate the volatility of liabilities and to diversify investment risk.

(viii) Systems failure
In common with other large businesses, the Group is dependent on the suitability and reliability of its systems and procedures, including its information technology, warehousing and distribution systems. The Group has developed emergency procedures which are regularly tested. The Group carries out evaluation, planning and implementation analysis before updating or introducing new systems that have an impact on critical functions.

(ix) Outsourcing
The Group has outsourced the majority of its UK call handling and IT services. While these contracts will produce major cost savings, the Group recognises the increased dependency on third parties, in particular the relationship with its IT partner, HCL, to deliver core activities and has put in place appropriate service level agreements within the contracts.

(x) Damage to property and consequential business interruption
The Group operates from a large number of sites, all of which are subject to the risks of fire, weather and water damage and in some cases are subject to earthquake and other specific risks.

The Group regularly reviews and assesses these risks, takes action to mitigate the likelihood and cost of potential incidents and has insurance in place to cover material exposures. Business continuity plans are in place to respond to major disruption to the business.

(xi) Legislative, reputational and regulatory risks
The Group is subject to a range of legal and regulatory requirements originating from the UK and the European Union, particularly in the areas of consumer protection, health and safety and the environment. Changes in these laws and regulations and the policies regarding enforcement may impact on the Group in terms of cost, changes to business practices and restrictions on activities. The Group engages with governmental bodies in the UK and Europe through trade associations such as the CBI and British Retail Consortium, or directly, where it considers it appropriate to do so.

Tax laws that apply to the Group's businesses may be amended by the relevant authorities, for example as a result of changes in fiscal circumstances or priorities. Such potential amendments and their application to the Group are regularly monitored and, if relevant, appropriate actions taken to ensure ongoing efficiency.

Social, environmental and ethical risks that might impact on the Group's reputation are regularly monitored by the Board.

Performance monitoring
The successful delivery of the Group's strategic objective is monitored by the Board through Key Performance Indicators and the periodic review of Group operations.

Key performance indicators

Financial and operational	Definition
Total sales	Growth in total sales.
Like for like sales	The ability to grow sales in stores in the Group is an important measure of a brand's appeal to customers and its competitive position. The Board measures like for like sales as sales in stores that have been open for a full financial year both at the commencement and end of the financial period. Customer support agreement sales are excluded from all UK like for like calculations to remove the distorting effect of the introduction of pay-as-you-go agreements. Sales targets are set relative to the market and expected economic conditions; the Group requires each of its operations to exceed the level of growth in its designated market.
Market position	In line with the Group's strategy to be the leading specialist electrical retailer in Europe, this is an important measure of how well customers are being engaged by the Group's brands in each market. Retailing operations should be, or be capable of becoming, the number one or number two specialist electrical retailer in that market, measured by market share.
Operating profit	Continued growth of operating profits enables the Group to invest in its future and provide a return for shareholders. Targets are set relative to expected market performance.
Controllable earnings	The Group defines controllable earnings as operating profit less a charge based on the average amount of invested capital across the year. The Group targets to manage controllable earnings in line with longer term strategic objectives.
Free Cash Flow	The Group defines Free Cash Flow as net cash generated from operations excluding special pension contributions, plus net finance income, less taxation and net capital expenditure. The management of cash usage, in particular working capital employed in the business, optimises resources available for the Group to invest in its future growth and to generate shareholder value.

Stakeholder satisfaction	Definition
Customer satisfaction	Results of mystery shopping and telephone surveys.
Staff satisfaction	Results of staff surveys.
Staff turnover	Number of leavers as a percentage of the average number of employees.

Shareholder	Definition
Earnings per share	The level of growth in earnings per share provides a suitable measure of the overall financial health of the Group and its ability to deliver returns to shareholders each year. The Group targets growth in underlying diluted earnings per share (EPS) of 3 per cent over the annual Retail Prices Index (RPI).
Total shareholder return	This metric provides a relative performance measure over the longer term of the Group's ability to deliver returns for shareholders. The Group seeks to outperform the FTSE 100 index over a three year period.

Corporate responsibility key performance indicators:
The Group monitors five principal corporate responsibility indicators. These are:

- staff diversity;
- health & safety – employee accidents;
- ethical supply chain audits;
- contributions to the community; and
- waste recycled.

Details are set out in the Corporate Responsibility Review on pages 24 to 29, together with the performance results for 2006/07.

These indicators are used to manage the business and in executive management appraisal on a divisional and regional basis. They enable the Board to identify risks to achieving the Group's objectives and to take mitigating action promptly.

A review of the Group's results and key performance indicators for 2006/07 is set out on pages 8 to 23.

Acquisitions

On 3 July 2006 the Group acquired a controlling 77 per cent interest in FotoVista S.A. (FotoVista). The net cash flow for this acquisition, after taking account of disposal proceeds from Primaphot described below, was £167.4 million. FotoVista is the parent company of PIXmania, a leading European e-tailer of digital photographic and consumer electronic products.

On 15 December 2006 the Group acquired a 40 per cent holding in The F-Group for consideration of DKK 175.0 million (£16 million). The company trades exclusively in Denmark as a retailer of consumer electronics, music and films under the Fona brand.

Disposals

On 16 September 2006 the Group completed the sale of its 60 per cent equity interest in The Link Stores Limited to O_2 (UK) Limited.

On 29 March 2007 the Group sold its personal photography business, Primaphot, part of the FotoVista Group, to a consortium of private investors, including a member of senior management.

On 28 April 2007 the Group sold its UK-based Genesis Communications (Genesis) business to a private investor.

Post balance sheet events

On 24 May 2007, following the exercise of a put option held by the main minority shareholder of P. Kotsovolos S.A. (Kotsovolos), Fourlis Holding SA, the Group acquired a further 10 per cent stake in Kotsovolos for cash consideration of €22.9 million (£15.6 million). The acquisition increases the Group's total interest in Kotsovolos to 89.1 per cent.

In 2004/05, a co-operation agreement was entered into by the Group with Eldorado Group (Eldorado) granting the Group the option to acquire Eldorado in tranches up to 100 per cent by 2011. On 19 June 2007, the directors notified Eldorado that the Group was terminating this option arrangement.

Dividends

An interim dividend of 2.02 pence per share was paid on 2 March 2007 to shareholders on the register at the close of business on 26 January 2007. The directors recommend the payment of a final dividend of 6.85 pence per share, making total dividends of 8.87 pence per share for the period (2005/06 8.45 pence per share). Subject to shareholders' approval at the annual general meeting on 5 September 2007, the final dividend will be paid on 28 September 2007 to shareholders on the register at the close of business on 24 August 2007.

Total dividends payable to shareholders in the financial period were £157.0 million.

Share capital

Details of the Company's share capital and changes to the issued share capital during the period, including share options exercised are given in note 23 to the financial statements. At the annual general meeting on 6 September 2006, shareholders approved a resolution for the Company to make purchases of its own shares to a maximum number of 183 million ordinary shares. This resolution remains valid until the conclusion of this year's annual general meeting. As at 28 April 2007, the directors had not used this authority.

Substantial share interests

At 20 June 2007 the following interests of 3 per cent or more in the issued share capital had been notified to the Company:

	% of issued share capital
Capital Research and Management	10.13
FMR Corp. and Fidelity International Limited	5.63
Barclays PLC	4.55
Sprucegrove Investment Management Limited	4.00
Legal & General plc and Legal & General Investment Management Limited	3.56
Oppenheimer Funds, Inc.	3.03

Directors

The names of the directors who served throughout the period and up to the date of this report, their biographical details and other information, are shown on pages 30 and 31.

In accordance with the Articles of Association, Sir John Collins, Kevin O'Byrne and Count Emmanuel d'André will retire at the annual general meeting and, being eligible, will offer themselves for re-appointment. Sir John Collins and Count Emmanuel d'André were appointed non-executive directors, pursuant to letters dated 3 July 2001 (subsequently amended) and 30 January 2002 respectively for three year terms ending on 11 September 2005 and 1 September 2005, respectively. Their appointments for further three year terms upon the expiry of their current terms of office were approved by the Board on 21 June 2005 and 5 April 2005, respectively. Kevin O'Byrne has a service agreement with DSG Retail Limited which can be terminated by 12 months' notice. The Board is satisfied that the directors retiring by rotation are qualified for re-appointment by virtue of their skills, experience and contributions to the Board. Their biographies are shown on pages 30 and 31.

The interests of the directors in the share capital of the Company are shown in the Remuneration Report on pages 57 and 58. No director had any beneficial interests in the shares of any subsidiary undertaking or in any contract or arrangement (apart from contracts of service) to which the Company or any subsidiary was a party during or at the end of the financial period.

Policy and practice on payment of suppliers
The Group's policy and practice on payment of suppliers is shown in the Corporate Responsibility Review on page 26.

Directors' and officers' liability insurance
Pursuant to Article 145 of the Memorandum and Articles of Association, the directors, secretary and other officers of the Company are entitled to be indemnified by the Company out of its own funds against liabilities arising from the conduct of the Group's business to the extent permitted by law. The Group has purchased appropriate Directors' and Officers' insurance cover which in general terms indemnifies individual directors' and officers' personal legal liability and costs for claims arising out of actions taken in connection with the Group's business.

Charitable and political donations
During the period, the Group donated £1,076,000 for charitable activities including £875,000 (2005/06 £875,000) paid to The DSG international Foundation (formerly The Dixons Foundation), a registered charitable trust. Further details of the Group's charitable activities are set out in the Corporate Responsibility Review on pages 26 to 28.

The Company made no payments (2005/06 £nil), which constituted EU Political Expenditure. A resolution to authorise the directors to incur EU Political Expenditure in the coming year to an aggregate amount not exceeding £25,000 will be proposed at the forthcoming annual general meeting.

Equal opportunities and employee involvement
Details of the Group's equal opportunities policies and the ways in which it seeks to involve employees in the Group's business, together with information about the Group's policy in regard to the employment of people with disabilities are set out in the Corporate Responsibility Review on pages 24 and 25.

Auditors and disclosure of information to auditors
Deloitte & Touche LLP are willing to continue in office as auditors to the Company. Resolutions for their re-appointment and to authorise the directors to agree their remuneration will be proposed at the forthcoming annual general meeting.

In accordance with the provisions of Section 234ZA of the Companies Act 1985, each of the directors at the date of approval of this report confirms that to their knowledge and belief, and having made appropriate enquiries of other officers of the Group:

- so far as they are aware, there is no relevant audit information of which the Company's auditors are unaware; and
- they have taken all the steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Annual general meeting
The annual general meeting will be held on 5 September 2007 at The Café Royal, Piccadilly, London W1 at 11.30 a.m. Notice of the meeting, together with full details and an explanation of the business to be considered, is given in a separate letter accompanying this report.

By Order of the Board

Helen Grantham
Secretary
20 June 2007

Corporate Governance Report

The Company maintains high standards of corporate governance for which the directors are collectively accountable to shareholders. Sound governance is central to achieving the directors' prime objective of maximising shareholder value and comprises, principally, the processes by which the Group is directed and managed, risks are identified and controlled and effective accountability is assured.

Combined Code

The following statement, together with the Remuneration Report on pages 51 to 59, the Audit Committee Report on pages 48 and 49 and the Nominations Committee Report on page 50 explains how the Group has, throughout the period, applied the principles set out in Section 1 of the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 ("the Combined Code").

Board of directors

The Board comprises a non-executive Chairman, four non-executive directors considered by the Board to be independent and two executive directors. Andrew Lynch fulfilled the role of the Senior Independent Director throughout the year. There were no changes to the Board during the period. The offices of Chairman and Group Chief Executive are held separately and written statements of their responsibilities have been approved by the Board.

The Chairman ensures that the Board has full and timely access to all relevant information and holds occasional meetings with the non-executive directors to discuss, amongst other matters, corporate strategy and performance. There is frequent contact between directors outside formal meetings to progress the Group's business and to promote open communication and teamworking.

The Articles of Association require one-third of the Board not otherwise subject to re-appointment by shareholders to retire by rotation each year and ensure that over a three year period each director is subject to re-appointment by shareholders in general meeting. Details of the directors retiring by rotation at the annual general meeting on 5 September 2007 are set out in the Directors' Report on page 41.

Detailed biographies of the Board members are shown on pages 30 and 31.

The schedule of matters reserved for the Board includes:

- approval of the interim statement and annual report and accounts (including the review of critical accounting policies and accounting judgements and an assessment of the Company's position and prospects);
- approval of the interim and final dividends;
- the appointment and remuneration of the external auditors;
- communication with shareholders, including approval of all circulars, prospectuses and major public announcements;
- changes relating to the Company's capital structure and the Memorandum and Articles of Association;
- the appointment, removal and remuneration of directors and the Company Secretary;
- the terms of reference of Board Committees, the Chairman and the executive directors;
- approval of the Group's strategy and annual budget;
- review of Group performance;
- maintaining and monitoring the Group's system of internal control and risk management;
- approval of major capital expenditure or disposals, material contracts, material acquisitions and divestments; and
- changes to retirement benefits schemes, employee share plans and long term incentive programmes.

The full schedule of matters reserved for the Board appears on the corporate website (www.dsgiplc.com).

An annual Board "awayday" focuses on the longer term strategic direction of the Group and the markets in which it operates. An evaluation of the effectiveness of the Board and its principal committees and of their constitution and processes was undertaken in July 2006. This included the annual assessment of the individual members of the Board and of their roles, conducted through one-to-one interviews with the Chairman. The non-executive directors, led by the Senior Independent Director, reviewed the leadership and performance of the Chairman, taking into account the views of the executive directors. These assessments concluded that the structure of the Board and of its committees was robust and that the contributions and the time commitments of their constituent members satisfied the present needs of the business.

A corporate governance framework has been approved by the Board defining the role and responsibilities of the constituent elements of the Group's management structure. This enables the Board to plan, execute, control and monitor the Group's activities so as to achieve its strategic objectives.

All directors have access to the services of the Company Secretary and may take independent professional advice at the Company's expense in the furtherance of their duties. On appointment, each director receives a tailored induction programme into the Group together with guidance and training appropriate to their level of previous experience. Non-executive directors are encouraged to meet members of senior management regularly and to undertake visits to all parts of the Group, particularly newly acquired and developing businesses. All directors are kept informed of changes in relevant legislation and changes in commercial and financial risks.

The Board met eight times during the period excluding nine ad hoc meetings convened to deal with procedural matters. All directors attended all meetings apart from Andrew Lynch who was absent from one meeting. Meetings were held at various locations in which the Group operates both in the UK and elsewhere in Europe enabling the non-executive directors to gain first hand experience of markets in which the Group trades and giving local management direct access to members of the Board. There were meetings of the non-executive directors during the period without the executive directors being present and a meeting between the Senior Independent Director and the other non-executive directors without the Chairman being present.

Board committees

The Board has established a number of committees to which it has delegated specific responsibilities. The trading divisions are managed by separate executive committees. Separate reports from the Audit, Nominations and Remuneration Committees, including details of membership and terms of reference, are set out on pages 48 to 59. Membership of the other principal committees and a summary of their terms of reference are shown below:

Members	Meetings attended during the period	Meetings held during period	Summary terms of reference
Chairman's Committee		10	A forum for the Chairman to monitor and review the development and implementation of strategy and business/market developments and to report appropriately to the Board.
Sir John Collins (Chairman)	10		
Ben Bengougam	10		
John Clare	10		
Kevin O'Byrne	9		
Group Executive Committee		10	Responsible for the implementation of strategy and the day to day management of the Group's business.
John Clare (Chairman)	10		
Ben Bengougam	9		
Per Bjørgås	9		
Kevin O'Byrne	8		
Simon Turner	10		
Nick Wilkinson (until 12 January 2007)	7		
Nick Wood (until 2 March 2007)	5		
Ronny Blomseth (since 17 January 2007)	2		
Keith Jones (since 17 January 2007)	2		
Peter Keenan (since 17 January 2007)	2		
Stephen Rosenblum (since 17 January 2007)	2		
John Thorp (since 17 January 2007)	2		

All committees operate within written terms of reference approved by the Board, which are available on request from the Company Secretary and the majority of which may be viewed on the corporate responsibility section of the corporate website. The Board receives and reviews minutes of their meetings.

Relations with shareholders and other stakeholders
The Board attaches considerable importance to the maintenance of constructive relationships with shareholders and its other stakeholders. Relationships with suppliers, employees and the community are further discussed in the Corporate Responsibility Review on pages 24 to 28. Effective two way communication with institutional investors and analysts is established through regular presentations and meetings in the UK and overseas, usually by the Group Chief Executive, Group Finance Director and Group Director of Investor Relations. The Chairman holds occasional meetings with major shareholders to discuss matters of mutual interest including corporate strategy and governance. Matters arising from these presentations and meetings are communicated to the Board. Presentations are conducted in accordance with the Financial Services Authority's Disclosure Rules on the dissemination of inside information to ensure the protection of such information that has not already been made available generally to the Company's shareholders. The Board receives and reviews an investor relations report at each of its meetings. The Senior Independent Director is available to discuss with shareholders any major issues that cannot be resolved through normal channels. Non-executive directors are offered the opportunity to attend meetings with major shareholders.

The annual general meeting provides an opportunity to communicate directly with shareholders. The chairmen of the Audit, Remuneration and Nominations Committees are available at the meeting to answer questions from shareholders. Notice of the annual general meeting and related documents are mailed to shareholders at least 20 working days before the meeting. Separate resolutions are proposed on each substantially different issue. The notice is contained in an accompanying letter.

In addition to the interim and annual reports, shareholders can obtain information about the Group from the corporate website.

Pension schemes
The Group operates a number of defined contribution and defined benefit pension schemes. The principal scheme, which operates in the UK, comprises a funded defined benefit section and a defined contribution section.

A corporate trustee holds the assets of the scheme separately from those of the Group. There are six directors of the trustee company: two are nominated by the Group, two selected from amongst the scheme membership and two are independent directors. Asset management is delegated to a number of independent companies whose performance is monitored by a specialist performance measurement service. The scheme's accounts are audited annually by Nexia Smith & Williamson, who are not auditors to any Group companies. Members of the scheme receive an annual statement of their accrued benefits and a copy of the trustee's annual report.

Further information about pensions is given in note 28 to the financial statements.

Internal control
In accordance with the guidance of the Turnbull working party set out in "Internal Control: Revised Guidance for Directors on the Combined Code", the Group has established and maintained a process for identifying, evaluating and managing the significant risks faced by the Group, for reviewing the effectiveness of the system of internal control and for confirming that action has been taken to remedy any significant failings or weaknesses that have been identified. This process, which is reviewed periodically by the Board, was in place throughout the 52 weeks ended 28 April 2007 and to the date of approval of the financial statements. Regular review of progress against targets was instrumental in identifying the fraud in FotoVista, which related to weaknesses in that company's purchase to pay and supply chain areas, as well as facilitating the creation of actions to remedy the related systems and controls issues.

Responsibility and accountability
The Board has overall responsibility for the Group's system of internal control, for reviewing its effectiveness and the Group's approach to risk management.

The Board delegates to executive management the day to day responsibility for identifying, evaluating and managing the risks facing the Group's operations, and for implementing and maintaining internal control systems that manage those risks in an efficient and effective manner, appropriate to their nature and scale.

Senior management is responsible and accountable for internal control and risk management and for ensuring compliance with the Group's policies and procedures.

Inherent limitations and continuous improvement

In determining its policies on internal control, the Board has regard to the materiality of the relevant risks, the likelihood of losses occurring and the costs of control. The directors are aware that the inherent limitations in any system of control mean that risk cannot be totally eliminated. It follows that the Group's system of internal control is designed to manage and mitigate, rather than remove, the risk of failure to achieve business objectives.

The Group's approach to managing and monitoring internal control and risk assessment is regularly reviewed to identify ways in which it can be improved and further embedded throughout the Group's operations. Where significant weaknesses are identified, these are investigated fully using appropriate internal resources and, where deemed necessary, engaging external expertise. Detailed plans are drawn to remedy the weaknesses, and progress is monitored on an ongoing basis.

Control environment and control activities

In addition to the corporate governance structure described above, the Group's system of internal control and processes for managing risk comprise the following main elements:

- the Board and management committees meet regularly to monitor progress against the targets set out in the Group's budget and strategic three year plan and to consider the quarterly re-forecasts of the Group's expected financial period end position. Financial and non-financial performance reports are produced daily, weekly and four weekly to facilitate this review process;
- the defined lines of authority established by the Board ensure that significant decisions are taken at an appropriate level; these include requirements for the approval and control of both capital and operating expenditure, treasury operations and cash management;
- each business function has established procedures and controls to minimise the risk of fraud and to safeguard the Group's assets;
- appropriate controls and procedures have been established over the security of data held on, and functionality provided by, the Group's business systems. These include disaster recovery arrangements. The computer systems are periodically tested and reviewed by both internal and external audit functions;
- the Group appoints individuals who are of a calibre to enable them to discharge the duties and responsibilities of the roles assigned to them. Established performance review and development mechanisms exist to identify key objectives and areas for improvement for each member of staff. Succession planning forms an integral part of HR management;
- Group Treasury operates within established and documented policies and procedures. The policies are described in the Directors' Report on pages 37 and 38 and are reviewed and approved annually by the Group Executive Committee;
- the Group's programme of insurance covers the material risks to the Group's assets and business and is reviewed annually by the Group Executive Committee and the Audit Committee;
- all entities within the Group are required to adhere to common standards of internal control and corporate governance, which are specified in documented guidance; and
- post completion assessments are carried out following major acquisitions.

Assurance and monitoring

Senior management under the direction of the Board is responsible for maintaining the appropriate internal control systems and for managing risk at an operational level. The Board conducts an annual evaluation of the management of risk and the processes of internal control and has established a monitoring framework consisting of the functions set out below.

Audit Committee

The Audit Committee seeks ongoing assurance that the control environment and activities described above are operating effectively and reports regularly to the Board. The Audit Committee's review of the effectiveness of the internal controls is formally reported to the Board on an annual basis.

Internal audit

The internal audit department is fully independent of business operations and has a Group-wide mandate. Their work is driven by a risk-based methodology ensuring that the controls to mitigate the Group's key risks are audited on a regular basis. Its plans are approved by the Audit Committee, which also receives regular reports on its findings and progress of related actions.

External audit

The external auditors provide further independent observations on certain elements of the internal financial controls as part of their audit of the financial statements and their findings are presented to the Audit Committee.

Corporate responsibility

The Group operates a Corporate Responsibility (CR) Committee, chaired by the Group HR Director, which meets at least four times annually. The Group Finance Director is the Board member with specific responsibility for social, environmental, ethical and other CR-related matters. The CR Committee assists the Board in identifying reputational and other risks arising from the conduct of the Group's businesses. It makes recommendations on measurement tools and audit procedures and reports on the effectiveness of systems for managing CR-related matters.

All Board members receive regular updates on CR issues, risks and opportunities.

Further information on Corporate Responsibility *is given on pages* 24 to 29 and on the corporate responsibility section of the corporate website.

Compliance

The directors consider that the Company has throughout the period complied with the provisions set out in Section 1 of the Combined Code.

Audit Committee Report

Membership and meetings

The current membership of the Committee, whose biographies and qualifications are set out on page 31, is set out in the table below and comprises the four independent non-executive directors. All Committee members served throughout the period. The Committee met four times during the period in June, September, January and April in advance of key internal and external reporting dates.

Members	Meetings attended during period
Andrew Lynch (Chairman)	4
Rita Clifton	3
Count Emmanuel d'André	4
John Whybrow	4

The Chairman has recent and relevant financial experience. The Secretary or Assistant Secretary acted as secretary to the Committee during the period.

Representatives of the external auditors, the Group Finance Director, the Group Financial Controller and the Group Director of Internal Audit and Risk Management were invited to attend each meeting to ensure that Committee members were fully informed and fully supported in carrying out their duties. Part of each meeting was held between the members of the Committee, the Group Director of Internal Audit and Risk Management and the external auditors in private.

Role of the Committee

The Board has delegated to the Audit Committee responsibility to:

- monitor the integrity of the financial statements and any formal announcements relating to the Company's financial performance;
- review critical accounting policies and financial reporting judgements;
- review the integrity of the Group's system of internal control and risk management;
- monitor and review the effectiveness of the Group's internal audit function;
- the annual audit plan of both the internal and external audit functions including the principal areas of focus;
- review the group risk and insurance programmes;
- review regularly the Group's policy on the supply of non-audit services by the external auditors, to approve the qualifying services and the level of non-audit fees and to monitor the services provided;
- review and monitor the external auditors' independence and objectivity, assess the effectiveness of the external audit process, approve the external auditors' remuneration and terms of engagement and make recommendations in respect of their re-appointment or removal; and
- monitor the results and effectiveness of arrangements under which employees can raise in confidence issues of concern relating to financial matters and internal controls.

In addition, the Audit Committee has responsibilities for reviewing taxation matters and working capital management. The full terms of reference of the Audit Committee are available on the corporate responsibility section of the corporate website.

Key matters considered

In addition to executing the responsibilities described above, the key matters considered by the Committee during the period included:

- disaster recovery plans in place across the Group taking into account the lessons learned following the explosion at the Buncefield oil depot close to the Group headquarters in Hemel Hempstead in December 2005;
- significant issues arising from reports from both the internal and external audits;
- "Raising concerns", the mechanism through which employees are able to raise in confidence issues with an independent party. During the year this facility was extended to further business units;
- the systems and controls in place in FotoVista following the discovery of fraud and control issues; and
- the annual audit fee with particular regard to the balance between audit and non-audit fees. In order to ensure the ongoing independence of the external auditors, the Committee has overseen a reduction in the use of Deloitte & Touche LLP for non-audit matters and the non-audit fees for the full year are now less than 50 per cent of the audit fee. A pre-approval policy for non-audit work permitted to be carried out has been carefully monitored throughout the period and helps to ensure that engagements which might compromise auditor independence are not assigned to Deloitte & Touche LLP.

The Committee, having considered the policies and procedures applied by the Group and the internal policies and representations of Deloitte & Touche LLP, including the regular rotation of audit partner, remains satisfied with the auditors' objectivity and independence and the effectiveness of the audit process. Accordingly, the Committee has recommended to the Board that a resolution for their re-appointment be proposed at the annual general meeting.

Andrew Lynch FCA
Chairman of the Audit Committee

Nominations Committee Report

Membership and meetings
The current membership of the Committee is set out below and comprises the four independent non-executive directors plus the Group Chief Executive. All the Committee members served throughout the period. The Committee met once during the period.

Members	Meetings attended during period
Sir John Collins (Chairman)	1
John Clare	1
Rita Clifton	1
Count Emmanuel d'André	1
Andrew Lynch	1
John Whybrow	1

The Company Secretary is secretary of the Committee.

Role of the Committee
The Committee's principal roles and responsibilities are:

- to keep under review the structure, size and composition of the Board and its principal committees and to recommend changes deemed necessary;
- to identify, evaluate and nominate to the Board candidates for appointment to the Board;
- to be responsible for succession planning for Board members, in particular the Chairman and Chief Executive; and
- to make recommendations to the Board for the continuation or otherwise of a director in office upon the expiry of any specified term of appointment.

No member of the Committee participates in discussions or decisions concerning their own appointment to the Board. The Committee's full terms of reference are on the corporate responsibility section of the corporate website.

Key matters considered
The principal matters considered by the Committee included the following:

- further consideration of succession planning in relation to Board members and senior executives within the Group; and
- the evaluation of the Board undertaken during the year which confirmed the Committee's opinion that the Board's size, composition and structure and the present Board Committee structure were appropriate to the present needs of the Group. It remains the intention of the Committee to increase the executive representation on the Board in due course.

The Committee is satisfied that the directors retiring by rotation at the forthcoming annual general meeting (Kevin O'Byrne, Sir John Collins and Count Emmanuel d'André) are properly qualified for re-appointment by virtue of their skills and experience and their contribution of guidance and time to the Board's deliberations.

Following the end of the period, the Committee considered and recommended the appointment of John Browett as Group Chief Executive following the announcement of John Clare's retirement.

Sir John Collins
Chairman of the Nominations Committee

Remuneration Report

This report, approved by the Board, has been prepared in accordance with the requirements of the Companies Act 1985 (the "Act"), as amended by the Directors' Remuneration Report Regulations 2002, and the Listing Rules of the Financial Services Authority. Apart from the information relating to individual remuneration, share options, share interests and pensions information on pages 53 and 55 to 59, this report is not subject to audit.

The purposes of this report are to inform shareholders of the Company's policies on directors' remuneration applicable to the two financial periods up to 28 April 2007 and, so far as practicable, for subsequent years as well as to provide details of the remuneration of individual directors as determined by the Remuneration Committee. Shareholders will be asked to approve the report at the annual general meeting on 5 September 2007.

Remuneration Committee
The Board has delegated to the Remuneration Committee responsibility for determining policy in relation to and approval of the remuneration packages and terms and conditions of employment of each of the executive directors of the Company and for other senior executives of the Group, and policy in relation to the operation of the Group's share-based employee incentive schemes. In setting its policies, the Committee has regard to the compensation and benefits arrangements which apply below senior management level.

The Committee's terms of reference are shown on the corporate responsibility section of the corporate website. The current membership of the Committee is set out below and all Committee members served throughout the current and prior periods. The Committee met five times during the period.

Members	Meetings attended during period
John Whybrow (Chairman)	5
Rita Clifton	5
Andrew Lynch	4

The Chairman, Group Chief Executive and the Group Human Resources Director attend meetings of the Committee by invitation in an advisory capacity. Meetings are attended by the Company Secretary (who acts as secretary to the Committee) and occasionally by the Director of Employee Reward and representatives of remuneration consultants. Nobody attends any part of a meeting at which their own remuneration is discussed.

The remuneration policy which was in place for the current and the previous two financial periods was approved by shareholders at the annual general meetings held in 2004, 2005 and 2006. No significant changes to the principal elements of the policy have been made for the financial period commencing on 29 April 2007. A change to the targets for the annual cash bonus has been made for the 2007/08 financial year and details are described in section (b)(i) below.

KPMG LLP who assisted the Remuneration Committee in devising the current policy, provided occasional advice to the Committee during the year for which they received fees of £32,500. During the year the Committee appointed New Bridge Street Consultants LLP in their place for which they received fees of £21,200. Total fees received by KPMG LLP from the Group were £703,000 and included internal audit, tax advice, corporate finance work and other accounting advice provided throughout the year. New Bridge Street Consultants LLP provided no other services to the Company.

Remuneration policy
Executive directors
The objectives of the remuneration policy are to:

- ensure that remuneration fairly recognises and rewards the contribution of individual directors and senior executives to the attainment of the Group's short and longer term results and, where appropriate, the performance of individual trading divisions and business units;
- maintain, particularly through reward schemes based on performance, a competitive package of pay and benefits which provides the motivation for future achievement;
- facilitate, in an increasingly competitive international environment, the building and retention of a high calibre and focused team which will work effectively to achieve the Group's longer term strategic objectives;
- align the directors' interests with those of shareholders by offering participation in schemes which provide opportunities to build shareholdings in the Company; and
- facilitate effective succession planning.

In implementing this policy, the Remuneration Committee takes account of information and surveys from internal and independent sources and the remuneration paid for comparable positions in other companies, especially those operating internationally. It reviews data and surveys provided by remuneration consultants and market research companies with particular reference to the scale and composition of the total remuneration packages payable to people with like responsibilities, qualifications, skills and experience in businesses of similar size and structure.

The main components of the remuneration of the executive directors are as follows:

(a) Basic salaries
These reflect the Remuneration Committee's assessment of the mid-market rate for relevant positions and levels of responsibility and the individual director's experience, performance and value to the business. The basic salaries of the two executive directors were reviewed at the start of both the 2006/07 and the 2007/08 financial periods, to coincide with the Group-wide pay reviews and are currently £700,000 and £480,000 for John Clare and Kevin O'Byrne, respectively.

(b) Performance related remuneration
The performance based elements of remuneration are designed to drive performance and to strengthen the alignment between the interests of the Company's shareholders and its senior management, whilst encouraging management retention. Remuneration packages are constructed to deliver a ratio between fixed salary and performance related pay of 2:3 for on target performance.

The components of performance related remuneration are as follows:

(i) Annual cash bonus
For the years 2006/07 and 2005/06 performance based remuneration for the executive directors comprised an annual cash bonus plan based on the achievement of the Group's targets. In the case of other participating executives below Board level, divisional and business unit targets were applied.

For 2006/07 and 2005/06, the bonus performance measures were underlying diluted earnings per share (EPS) growth and Free Cash Flow. EPS and Free Cash Flow are defined in the consolidated financial statements in note 8 and the consolidated cash flow statement, respectively. The maximum bonus payable to the Group Chief Executive was 100 per cent of basic salary. The maximum which may be earned by the Group Finance Director was increased from 85 per cent in 2005/06 to 100 per cent in 2006/07 by the addition of an element based on the attainment of the controllable earnings targets of the Computing Division for which he assumed responsibility during the year in addition to his duties as Group Finance Director. In the case of both of the executive directors the bonus performance measures were based on the same year on year EPS growth rates as for 2005/06 and the achievement of Free Cash Flow targets whereby EPS growth represented 80 per cent of the maximum for achieving target and Free Cash Flow comprised 20 per cent of the maximum for achieving target. The potential maximum bonus for members of the Group Executive Committee was 85 per cent of basic salary and for other participating senior executives was 80 per cent of basic salary. In the case of both the executive directors and other participating senior executives, 50 per cent of the maximum bonus would have been earned for achievement of targets with additional bonuses payable for substantially exceeding targets calculated on a sliding scale.

For 2007/08 maximum potential bonus for executive directors remains unchanged at 100 per cent of basic salary but the bonus performance measures have been changed to a mixture of Group Controllable Earnings (up to 80 per cent of the maximum bonus) and Free Cash Flow targets (up to 20 per cent of maximum where targets exceeded).

Targets are set using benchmarks that reflect both internal and external expectations, along with earnings estimates for other retailers in the forthcoming year. The Remuneration Committee is satisfied that the targets are challenging. Before approving bonus payments, the Remuneration Committee will confirm that awards reflect genuine improvement in the Group's underlying financial performance. Further information on employee costs, including those relating to senior management is given in notes 6 and 34, respectively to the financial statements.

(ii) Long Term Incentive Plan (LTIP)
Under the LTIP, performance is measured in terms of the Total Shareholder Return (TSR) achieved by the Company over a three year period relative to the companies comprising the FTSE 100 Index at the start of the performance period. The Remuneration Committee chose the TSR performance condition as it aligned

management's interests with those of the shareholders. TSR data is collated by external consultants to help the Company calculate the extent to which the performance condition has been met. The number of shares awarded is calculated by reference to basic salary at the date of the provisional award. The maximum award of shares requires performance in the upper quartile and is equivalent to 50 per cent of basic salary in the case of the executive directors, 45 per cent for the members of the Group Executive Committee and 40 per cent for other participating executives. Prior to vesting, the Remuneration Committee will satisfy itself that the TSR performance achieved reasonably reflects the financial performance of the Group and reserves the right to vary awards accordingly.

No awards are payable for performance below the median TSR achieved by the comparator group. At the median performance, awards will be 40 per cent of the maximum number of shares, representing 20 per cent of basic salary for the executive directors, 18 per cent for the members of the GEC and 16 per cent for other participating executives. The number of shares released is calculated using a sliding scale for performance between the median and upper quartile.

(iii) Share options and performance share plans
The Remuneration Committee approves the bases on which options are granted to executive directors and other employees under the Company's discretionary share option schemes and other performance share plans.

Options are normally granted annually to executive directors and other senior executives over shares having a market value on the date of grant equal to twice their basic salary. Executive directors and senior executives are also entitled to participate in the Sharesave Scheme (SAYE) on the same conditions as other employees. Over 6,000 employees currently participate in SAYE.

The following table summarises the terms applicable to the executive directors' and senior executive options outstanding as at 28 April 2007.

Share option terms (audited information)

	Performance conditions	Retesting
Grants made before 1 July 2003.	The market price on the date of exercise is at least 20 per cent higher than the option price, assuming exercise takes place between three and four years after the date of grant. For later exercises, the rate of share growth is adjusted in line with the Retail Prices Index (RPI). Exercise is also conditional upon underlying diluted earnings per share (EPS) having increased by not less than 3 per cent above the annual RPI over any consecutive period of three years during the life of the option.	During the life of the option.
Grant made on 28 July 2003.	On the third anniversary of the date of grant EPS growth over the period since the date of grant must exceed the annual RPI by at least 3 per cent per annum compound.	The EPS test will be used on the fourth and fifth anniversaries.
Grant made on 4 August 2004.	On the third anniversary of the date of grant EPS growth over the period since the date of grant must exceed the annual RPI by at least 3 per cent per annum compound.	No re-testing.
Grants made after 11 October 2004.	Over the three year performance period EPS growth is equal to or greater than annual RPI plus 5 per cent. Where EPS growth is between annual RPI plus 3 per cent and annual RPI plus 5 per cent, options will vest on a straight line basis between 50 per cent and 100 per cent of the award.	No re-testing.

Remuneration Report continued

All options are exercisable between three and ten years from the date of grant if the Remuneration Committee determines that the performance conditions have been met. Such determination is made following presentation of the calculation which is performed once EPS figures are known for the relevant financial year. The Remuneration Committee chose the EPS performance condition because it represented challenging market conditions in the retail sector. All share options lapse on the earlier of ten years from the date of grant or the date on which the Remuneration Committee determines that the performance conditions have not been met.

Prior to 2005/06, options were granted to other employees in the UK and overseas on the basis of management grade and to employees with more than three years' service. Employees below executive level now participate in a cash settled performance share plan linked in most cases to the attainment of three year EPS targets. The eligibility criteria and overall fair value of awards under this plan are similar to those under the previous share option plan. For 2007/08, it is proposed to grant options to an additional layer of senior management and the cash settled performance share plan will continue to apply below this level.

Of the 91,155,973 shares currently under option, 10,523,278 relate to the executive directors and members of senior management. Options granted since April 1997 may be satisfied either by the issue of new shares or using shares bought in the market. Options satisfied by the issue of new shares upon exercise represented 6.36 per cent of the issued share capital of the Company.

Further information on share-based payments is set out in note 26 to the financial statements.

(c) Taxable benefits
Each of the executive directors is entitled to the use of a company car with related benefits or cash payments in lieu and is a member of the non-contributory DSGi medical expenses plan which provides benefits similar to those applicable in similar companies.

(d) Pensions and related benefit
The executive directors accrued benefits under the senior executive defined benefit section of DSG Retirement & Employee Security Scheme (DRESS). This is a funded, HM Revenue & Customs registered contributory pension scheme which provides a pension at normal retirement age (60) of two-thirds of pensionable salary subject to a minimum period of 20 years' membership. Part of this pension may be exchanged for cash at the date of retirement. Membership of the scheme also confers dependants' pensions, insured lump sums on death in service and benefits in the event of prolonged disability.

In 2003 the Remuneration Committee decided that bonuses should no longer be pensionable and addressed this by removing bonuses from the definition of pensionable pay in respect of pensionable service accruing after the end of 2004/05. As John Clare had already accrued the minimum period of 20 years' membership required to secure the maximum pension of two-thirds of pensionable salary as at the date of this change, his pensionable pay includes cash bonuses, and pension contributions have been made on this basis.

Details of pension benefits earned by directors during the financial period are shown on page 57.

Following the implementation of the Finance Act 2004, John Clare whose accrued pension at 6 April 2006 was valued in excess of the Lifetime Allowance has elected to continue to accrue pensionable service on existing terms, but subject to the new tax regime. He has the option to withdraw from DRESS, in which case he would receive a taxable salary supplement of 30 per cent of his base pay, representing the contributions that the Company would otherwise pay to DRESS.

Notwithstanding the abolition of the statutory earnings cap for pension purposes on 6 April 2006, an equivalent cap, adjusted annually for inflation, has been introduced for the purposes of DRESS. This is currently £112,800. Kevin O'Byrne will continue to receive a salary supplement equivalent to the contributions which would otherwise have been paid by the Company to DRESS on that part of his pensionable salary which exceeds the earnings cap. A similar salary supplement arrangement for pension purposes applies to seven other senior executives.

New externally recruited executive directors will be offered membership of the money purchase section of DRESS and the Remuneration Committee may exercise its discretion regarding the level of award of any salary supplement or enhanced contributions.

(e) Service agreements
Each of the executive directors has a service agreement with DSG Retail Limited which may be terminated at any time by 12 months' notice. Service agreements contain neither a liquidated damages nor a change of control clause. It is the Company's policy to ensure that any payments made to a director in the event of the early termination of a service agreement reflect the circumstances giving rise to termination and, where considered appropriate, the obligation of the outgoing director to mitigate his loss. Accordingly, consideration is given to making compensation payments in instalments and are conditional on the leaver's employment and earnings status.

The service agreements of the executive directors who served during the financial period were entered into on the following dates:

	Date
John Clare	3 Feb 1989
Kevin O'Byrne	16 Jul 2004

The service agreements of the continuing directors are available for inspection at the registered office of the Company during normal business hours on each business day.

(f) External directorships
Executive directors are permitted to accept non-executive directorships in external companies and to retain the fees which they receive in such roles. Normally only one such appointment will be authorised for each director. During the period, John Clare was a non-executive director of Hammerson plc and was paid a fee at the rate of £44,000 per annum.

Non-executive directors
Non-executive directors are normally appointed for three year terms. Their current terms expire as follows:

	Date
Sir John Collins	11 Sep 2008
Count Emmanuel d'André	1 Sep 2008
Rita Clifton	1 Sep 2009
Andrew Lynch	20 May 2009
John Whybrow	24 Jun 2009

The remuneration of non-executive directors is determined by the Board upon the recommendations of the Group Chief Executive and the Group Finance Director.

Sir John Collins' fee is currently £300,000 per annum and following the annual review will increase to £320,000 in September 2007. He is also provided with the use of a car and related benefits and is a member of the Group's medical expenses plan.

The other non-executive directors receive a fee (currently £45,000 per annum or euro equivalent). The fee is normally reviewed annually in September. The last increase occurred in September 2006.

Andrew Lynch and John Whybrow receive additional fees payable at the rate of £7,500 per annum for services as chairmen of the Audit Committee and Remuneration Committee, respectively.

Andrew Lynch has been designated Senior Independent Director for which he receives a further fee of £5,000 per annum.

Non-executive directors derive no other benefits from their office and are not eligible to participate in the Group's pension scheme. It is Company policy not to grant share options to non-executive directors or to require part of their fees to be paid in the form of shares.

Letters of appointment of the non-executive directors are available on application to the Company Secretary.

Remuneration Report continued

Directors' remuneration (audited information)

The following table shows an analysis of the emoluments of individual directors:

	Basic salary and fees £'000	Cash bonus £'000	Taxable benefits £'000	52 weeks ended 28 April 2007 Total £'000	Basic salary and fees £'000	Cash bonus[1] £'000	Taxable benefits £'000	52 weeks ended 29 April 2006 Total £'000
Executive								
Current directors								
John Clare	700	–	33	733	666	224	33	923
Kevin O'Byrne	539[2]	–	15	554	435[2]	107	16	558
Former director								
David Longbottom[3]	–	–	–	–	294	83	25	402
	1,239	–	48	1,287	1,395	414	74	1,883
Non-executive								
Current directors								
Sir John Collins	294	–	1	295	278	–	1	279
Count Emmanuel d'André	41	–	–	41	35	–	–	35
Rita Clifton	41	–	–	41	35	–	–	35
Andrew Lynch	53	–	–	53	45	–	–	45
John Whybrow	48	–	–	48	40	–	–	40
	477	–	1	478	433	–	1	434
	1,716	–	49	1,765	1,828	414	75	2,317

(1) The cash bonus shown for the 52 weeks ended 29 April 2006 comprised amounts payable in respect of that year. Amounts previously disclosed represented cash received in that financial year but paid in respect of the previous financial year.

(2) Kevin O'Byrne's salary included £75,535 (52 weeks ended 29 April 2006 £61,981) representing contributions which would have been payable to DRESS had his pensionable salary not been subject to the earnings cap.

(3) Amounts shown relate to his period in office as a director (1 May 2005 to 5 April 2006).

The following table shows performance related remuneration paid in the form of shares:

	2006/07 Gross value of shares released £'000	2005/06 Gross value of shares released £'000	2006/07 Gains from exercise of share options £'000	2005/06 Gains from exercise of share options £'000
Current directors				
John Clare	–	268	–	–
Kevin O'Byrne	–	39	–	–
Former director				
David Longbottom	–	100	–	–
	–	407	–	–

The gross value of shares released in 2005/06 comprised share releases under the Deferred Equity Participation Plan (DEPP) which operated for years prior to and including 2003/04 and which provided a bonus based on the level of growth in EPS payable partly in cash and partly in shares. The share element was matched by the Company on a basis determined by the Remuneration Committee with shares awarded being allocated to a share bank, a proportion of which was released to participants annually after a retention period and for which the last release was made in April 2006.

It is the policy of the Remuneration Committee to encourage executive directors to build shareholdings in the Company over a three year period to a minimum value equivalent to their basic salary with the expectation that such shareholdings will be achieved principally through shares vesting under the share option and other performance share plans in which they participate.

Directors' pensions (audited information)

	Accrued pension as at 28 April 2007 £'000	Accrued pension as at 29 April 2006 £'000	Gross increase in accrued pension during the period £'000	Increase in accrued pension during the period, net of inflation £'000	Transfer value of accrued benefits as at 28 April 2007 £'000	Transfer value of accrued benefits as at 29 April 2006 £'000	Change in transfer values less members' contributions £'000
John Clare	474	413	61	46	7,506	6,892	562
Kevin O'Byrne	16	12	4	3	106	83	23

Accrued pension shown is that payable at normal retirement age (60).

The transfer values have been calculated in accordance with Guidance Note GN 11 "Retirement Benefit Schemes – Transfer Values" published by the Institute of Actuaries and the Faculty of Actuaries and dated 6 April 2001. The difference between the transfer values at the beginning and end of the period includes the effect of factors beyond the control of the Company and the directors, such as stock market movements.

Directors' share interests

Unrestricted beneficial and family interests	28 April 2007	29 April 2006
Executive directors		
John Clare	2,193,725	2,193,725
Kevin O'Byrne	25,286	25,286
Non-executive directors		
Sir John Collins	30,508	30,508
Count Emmanuel d'André	1,253	1,204
Rita Clifton	2,500	2,500
Andrew Lynch	10,000	10,000
John Whybrow	5,000	5,000

Governance

Directors' LTIP awards (audited information)

The directors' restricted beneficial interests shown in the table below represent the maximum number of shares which may vest under the LTIP. Details of the LTIP are described in section (b)(ii) of this report.

	At 30 April 2006	Awarded in the period	Released in the period	Lapsed in the period	At 28 April 2007	End of performance period and vesting date[1]
John Clare						
2004/05	204,186	–	–	–	204,186[2]	April 2007
2005/06	234,507	–	–	–	234,507	April 2008
2006/07	–	190,476[3]	–	–	190,476	April 2009
	438,693	190,476	–	–	629,169	
Kevin O'Byrne						
2004/05	91,787	–	–	–	91,787[2]	April 2007
2005/06	123,239	–	–	–	123,239	April 2008
2006/07	–	126,122[3]	–	–	126,122	April 2009
	215,026	126,122	–	–	341,148	

(1) Vesting of shares is subject to the achievement of performance targets summarised in section (b)(ii) above. No shares vest if TSR performance is below the median for the comparator group. For performance in the upper quartile, 100 per cent would vest, for median performance 40 per cent would vest and for performance between the median and upper quartile the number of shares is calculated using a sliding scale. Any shares which vest cannot be released within close periods.

(2) Following the period end, the Remuneration Committee reviewed the TSR performance condition associated with the awards made to John Clare and Kevin O'Byrne in the 2004/05 financial period and determined that the target had not been met. Accordingly, these awards have now lapsed.

(3) The market price was 183.75 pence at the date the scheme interest was awarded.

Remuneration Report continued

The status of the provisional awards under the LTIP are regularly reviewed and as at the last review the status of the awards as at the date of this report is as follows:

Financial period in which provisional award made	Status	Award if status maintained
2004/05	TSR below median	No award
2005/06	TSR below median	No award
2006/07	TSR below median	No award

It is intended that any releases of shares under the LTIP will be satisfied by shares held in trust by Halifax EES Trustees International Limited, the trustee of the employee share ownership trust (the Trust). Vesting of the shares provisionally awarded under the LTIP in 2005/06 and 2006/07 occurs in May 2008 and May 2009, respectively subject to the attainment of performance targets. The shares provisionally awarded under the LTIP in 2004/05 did not vest as they did not satisfy the performance targets.

In common with all other employees of the Group, each of the executive directors is technically interested in 2,233,063 ordinary shares (29 April 2006 2,233,063 ordinary shares) held by the Trust. There were no changes in directors' restricted or unrestricted share interests between 28 April 2007 and 20 June 2007.

Directors' share options (audited information)

	At 30 April 2006	Granted in period	Exercised in period	Lapsed in period	At 28 April 2007	Date of grant	Exercise price
John Clare							
Discretionary[1]	2,000,000	–	–	–	**2,000,000**	19 Jul 1999	334.75p
	173,993	–	–	–	**173,993**	17 Jul 2000	273.00p
	216,450	–	–	–	**216,450**	23 Jul 2001	231.00p
	341,614	–	–	–	**341,614**	22 Jul 2002	161.00p
	447,761	–	–	–	**447,761**	28 Jul 2003	134.00p
	400,378	–	–	–	**400,378**[3]	4 Aug 2004	158.35p
	363,949	–	–	–	**363,949**[3]	11 Oct 2004	174.20p
	837,999	–	–	–	**837,999**	3 Aug 2005	158.95p
	–	733,176	–	–	**733,176**	18 Jul 2006	190.95p
Sharesave[2]	4,675	–	–	–	**4,675**	7 Mar 2002	177.00p
	10,059	–	–	–	**10,059**	6 Mar 2003	81.64p
	4,796,878	733,176	–	–	**5,530,054**		
Kevin O'Byrne							
Discretionary[1]	103,125	–	–	–	**103,125**	7 Feb 2003	102.45p
	123,134	–	–	–	**123,134**	28 Jul 2003	134.00p
	179,981	–	–	–	**179,981**[3]	4 Aug 2004	158.35p
	163,605	–	–	–	**163,605**[3]	11 Oct 2004	174.20p
	440,390	–	–	–	**440,390**	3 Aug 2005	158.95p
	–	485,467	–	–	**485,467**	18 Jul 2006	190.95p
Sharesave[2]	10,059	–	–	–	**10,059**	6 Mar 2003	81.64p
	3,966	–	–	–	**3,966**	4 Mar 2004	118.82p
	–	6,070	–	–	**6,070**	26 Feb 2006	134.88p
	1,024,260	491,537	–	–	**1,515,797**		

(1) Options are exercisable between three and 10 years from the date of grant, subject to the performance conditions being met. The conditions upon which discretionary options may be exercised are summarised in the share options terms table shown above in section (b) of this report.

(2) Options granted under the Sharesave Scheme are exercisable in the six month period following the date of maturity of a three year or five year savings contract.

(3) The performance period for the options granted on 4 August 2004 and 11 October 2004 expired at the end of 2006/07. The Remuneration Committee has reviewed the EPS performance condition associated with these options and determined that it had not been met. Accordingly, these options have now lapsed.

Options may be exercised earlier by "good leavers" at the discretion of the Remuneration Committee, subject to performance conditions being satisfied.

The mid-market price of an ordinary share on 28 April 2007 was 161.00 pence. The highest and lowest mid-market prices during the period were 222.00 pence and 161.00 pence respectively.

Former directors (audited information)
Pursuant to an agreement dated 1 October 2002, Lord Kalms, the former Chairman, was appointed President of the Company for an initial period ending on 16 September 2012. He received £27,890 for his services as President during the year. His remuneration is subject to annual review in line with the RPI. He was provided with benefits amounting to £35,186 comprising membership of the Group's medical expenses plan, a car and related benefits and with office facilities. Lord Kalms retains the rights attaching to share options unexercised at the date of his retirement from the Board subject to the conditions of grant. He is no longer eligible to participate in discretionary share schemes or in any bonus arrangements.

David Longbottom retired from the Board on 5 April 2006. In line with its normal policy in relation to "good leavers", the Remuneration Committee exercised its discretionary powers to authorise the release to him of 54,609 shares held in his share bank under the DEPP on the due release date of 28 April 2006, to exercise options unexercised at his retirement date, subject to the conditions of grant, and to receive, subject to the attainment of the relevant performance targets of the Group, a percentage of the shares provisionally awarded under the LTIP in 2004 and 2005 based on his period of employment as a proportion of the vesting period.

Governance

Total shareholder return
The graph set out below shows the Company's performance measured by total shareholder return on a holding of £100 in the Company's shares over the five years since 28 April 2002, measured against the same amount invested in the FTSE 100 Index.


£
150
125
100
75
50
25
0
28 April 2002
3 May 2003
1 May 2004
30 April 2005
29 April 2006
28 April 2007
— DSG international plc
— FTSE 100
Source: Thomson Datastream

This index has been selected as the Company is a constituent of it and it is the comparator group selected by the Remuneration Committee for the purposes of the LTIP.

Approved by the Board of directors on 20 June 2007 and signed on its behalf by

John Whybrow
Chairman of the Remuneration Committee

Statement of Directors' Responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations. They are required to prepare accounts for the Group in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and have chosen to prepare unconsolidated company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP).

In the case of the consolidated IFRS financial statements, International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's "Framework for the preparation and Presentation of Financial Statements". In almost all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. The directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements of IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the financial position and financial performance.

In the case of the unconsolidated Company financial statements prepared under UK GAAP, the directors are required by UK company law to prepare financial statements which give a true and fair view of the state of affairs of the Company for each financial period as at the end of that financial period and of the profit or loss of the Company for that period.

In preparing both the consolidated Group financial statements and the unconsolidated Company financial statements, suitable accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made. Applicable accounting standards have been followed. The financial statements have been prepared on the going concern basis.

The directors are responsible for maintaining adequate accounting records and sufficient internal controls to safeguard the assets of the Company and to prevent and detect fraud or any other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985.

Independent Auditors' Report

To the members of DSG international plc
We have audited the Group financial statements of DSG international plc for the 52 weeks ended 28 April 2007 which comprise the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and the related notes 1 to 36. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' Remuneration Report that is described as having been audited.

We have reported separately on the parent company financial statements of DSG international plc for the 52 weeks ended 28 April 2007.

This report is made solely to the Company's members as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the directors' Remuneration Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the International Accounting Standards Regulation (IAS Regulation) No 1606/2002 and whether the part of the directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether, in our opinion, the information given in the Directors' Report is consistent with the Group financial statements. The information given in the Directors' Report includes that specific information presented in the Business and Financial Review and the Corporate Responsibility Review that is cross referred from the Business and Operating Review section of the Directors' Report. In addition, we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Report reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report as described in the contents section and consider whether it is consistent with the audited Group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Independent Auditors' Report continued

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the directors' Remuneration Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the directors' Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the directors' Remuneration Report described as having been audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 28 April 2007 and of its profit for the period then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the Group financial statements.

Separate opinion in relation to IFRS

As explained in note 1 of the Group financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board. In our opinion the Group financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 28 April 2007 and of its profit for the period then ended.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
20 June 2007

Consolidated Income Statement

	Note	52 weeks ended 28 April 2007 Underlying* £million	Non-underlying* £million	Total £million	52 weeks ended 29 April 2006 Underlying* £million	Non-underlying* £million	Total £million
Continuing operations							
Revenue	2, 3	7,929.7	–	7,929.7	6,984.4	–	6,984.4
Profit from operations before associates		271.2	(170.5)	100.7	284.6	(28.3)	256.3
Share of post tax results of associates		2.4	–	2.4	0.3	–	0.3
Operating profit	2, 3	273.6	(170.5)	103.1	284.9	(28.3)	256.6
Profit on sale of investments		–	–	–	–	2.9	2.9
Finance income		94.5	12.7	107.2	91.4	15.0	106.4
Finance costs		(73.0)	(23.2)	(96.2)	(65.3)	(4.7)	(70.0)
Net finance income	5	21.5	(10.5)	11.0	26.1	13.2	39.3
Profit before tax		295.1	(181.0)	114.1	311.0	(15.1)	295.9
Income tax expense	7	(88.5)	11.2	(77.3)	(89.2)	1.0	(88.2)
Profit after tax – continuing operations		206.6	(169.8)	36.8	221.8	(14.1)	207.7
Net loss on disposals	30	–	(28.8)	(28.8)	–	–	–
(Loss)/profit after tax from discontinued operations	30	–	(5.6)	(5.6)	–	4.0	4.0
(Loss)/profit after tax – discontinued operations	30	–	(34.4)	(34.4)	–	4.0	4.0
Profit for the period		206.6	(204.2)	2.4	221.8	(10.1)	211.7
Attributable to:							
Equity shareholders of the parent company		203.0	(198.0)	5.0	220.6	(4.7)	215.9
Minority interests		3.6	(6.2)	(2.6)	1.2	(5.4)	(4.2)
		206.6	(204.2)	2.4	221.8	(10.1)	211.7
Earnings per share (pence)	8						
Basic – total				0.3p			11.7p
Diluted – total				0.3p			11.6p
Basic – continuing operations				1.8p			11.2p
Diluted – continuing operations				1.8p			11.1p
Underlying earnings per share (pence)	1, 8						
Basic – continuing operations		11.1p			12.0p		
Diluted – continuing operations		10.9p			11.8p		

*"Underlying" profit and earnings per share measures exclude the impact of amortisation of acquired intangibles, exceptional asset impairments, net restructuring charges and other one off items, profit on sale of investments, net fair value remeasurements of financial instruments and, where applicable, discontinued operations. Such items are described as "Non-underlying". Further information on these items is shown in notes 4, 5, 7 and 30.

Consolidated Statement of Recognised Income and Expense

	Note	52 weeks ended 28 April 2007 £million	52 weeks ended 29 April 2006 £million
Profit for the period		2.4	211.7
Actuarial gains on defined benefit pension scheme	28	45.7	47.1
Cash flow hedges	22		
Fair value remeasurement gains		7.9	8.3
Losses transferred to carrying amount of inventories		(3.1)	(4.4)
Losses transferred to income statement		(5.4)	(7.8)
Net investment hedges	22		
Fair value remeasurements		13.2	(18.7)
Investments	22		
Fair value remeasurement loss		(0.1)	(0.3)
Tax on items taken directly to equity		(18.1)	(7.2)
Currency translation movements		(24.5)	27.1
Net income recognised directly in equity		15.6	44.1
Total recognised income and expense for the period	23	18.0	255.8
Attributable to:			
Equity shareholders of the parent company		20.7	259.8
Minority interests		(2.7)	(4.0)
		18.0	255.8

Consolidated Balance Sheet

	Note	28 April 2007 £million	29 April 2006 £million
Non-current assets			
Goodwill	9	1,057.1	1,087.6
Intangible assets	10	127.7	109.7
Property, plant & equipment	11	580.6	641.4
Investments in associates	12	21.8	2.2
Trade and other receivables	15	40.2	50.4
Deferred tax assets	7	82.2	134.4
		1,909.6	2,025.7
Current assets			
Inventories	14	1,030.6	873.4
Trade and other receivables	15	393.3	370.4
Income tax receivable		16.6	–
Short term investments	16	185.9	232.6
Cash and cash equivalents	17	440.5	617.5
		2,066.9	2,093.9
Total assets		3,976.5	4,119.6
Current liabilities			
Bank overdrafts	18	(5.7)	–
Borrowings	18	(2.9)	(8.8)
Obligations under finance leases	19	(1.0)	(0.5)
Trade and other payables	20	(1,807.5)	(1,644.2)
Income tax payable		(19.6)	(67.9)
Provisions	21	(32.7)	(27.7)
		(1,869.4)	(1,749.1)
Net current assets		197.5	344.8
Non-current liabilities			
Borrowings	18	(290.4)	(301.1)
Obligations under finance leases	19	(101.5)	(100.1)
Retirement benefit obligations	28	(38.4)	(141.7)
Other payables	20	(335.2)	(387.0)
Deferred tax liabilities	7	(18.9)	(6.1)
Provisions	21	(18.4)	(10.8)
		(802.8)	(946.8)
Total liabilities		(2,672.2)	(2,695.9)
Net assets		1,304.3	1,423.7
Capital and reserves	23		
Called up share capital		46.1	45.6
Share premium account		166.2	145.9
Other reserves		(420.8)	26.1
Retained earnings		1,490.2	1,196.8
Equity attributable to equity holders of the parent company		1,281.7	1,414.4
Equity minority interests		22.6	9.3
Total equity		1,304.3	1,423.7

The financial statements were approved by the directors on 20 June 2007 and signed on their behalf by:

John Clare
Group Chief Executive

Kevin O'Byrne
Group Finance Director

Consolidated Cash Flow Statement

		Note	52 weeks ended 28 April 2007 £million	52 weeks ended 29 April 2006 £million
Operating activities – continuing operations				
Cash generated from operations	*	27	358.0	422.8
Special contribution to defined benefit pension scheme		28	(50.0)	–
Income tax paid	*		(100.8)	(85.0)
Net cash flows from operating activities			207.2	337.8
Investing activities – continuing operations				
Purchase of property, plant & equipment and other intangibles	*		(167.0)	(196.4)
Purchase of subsidiaries		29	(185.0)	(56.8)
Purchase of investment in associate			(16.8)	–
Purchase of non-current investments			–	(3.9)
Interest received	*		47.6	53.3
Decrease in short term investments			46.9	74.7
Disposals of property, plant & equipment and other intangibles	*		56.2	69.2
Disposals of non-current investments			–	8.2
Proceeds from sale of discontinued operations		30	33.8	–
Net cash flows from investing activities			(184.3)	(51.7)
Financing activities – continuing operations				
Issue of ordinary share capital			20.8	2.5
Purchase of own shares			–	(109.9)
Capital element of finance lease payments	*		(0.2)	(0.3)
Interest element of finance lease payments	*		(7.0)	(4.4)
Decrease in borrowings due within one year			(6.6)	(11.8)
Decrease in borrowings due after more than one year			(0.5)	(3.3)
Cash received on inception of finance leases	*		–	45.4
Interest paid	*		(22.8)	(20.5)
Equity dividends paid			(157.5)	(149.9)
Net cash flows from financing activities			(173.8)	(252.2)
(Decrease)/increase in cash and cash equivalents	(i)			
Continuing operations			(150.9)	33.9
Discontinued operations		30	(30.0)	(13.5)
			(180.9)	20.4
Cash and cash equivalents at beginning of period	(i)	27	617.5	597.4
Currency translation differences			(1.8)	(0.3)
Cash and cash equivalents at end of period	(i)	27	434.8	617.5
Free Cash Flow	(ii)		164.0	284.1

(i) For the purposes of this cash flow statement, cash and cash equivalents comprise those items disclosed as "cash and cash equivalents" on the face of the balance sheet, less overdrafts, which are classified within current liabilities on the face of the balance sheet. A reconciliation to the balance sheet amounts is shown in note 27.

(ii) Free Cash Flow comprises those items marked * and comprises cash generated from continuing operations before special pension contributions, plus net finance income, cash flows related to finance leases, less income tax paid and net capital expenditure. The directors consider that "Free Cash Flow" provides additional useful information to shareholders in respect of cash generation and is consistent with how business performance is measured internally.

Notes to the Financial Statements

1 Accounting policies

1.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU, IFRS issued by the International Accounting Standards Board and those parts of the Companies Act 1985 applicable to those companies reporting under IFRS.

The directors consider that the "underlying" performance measures, together with the associated income statement presentation, provide additional useful information for shareholders on underlying performance of the business, and are consistent with how business performance is measured internally. It is not a recognised profit measure under IFRS and may not be directly comparable with "adjusted" profit measures used by other companies. Such measures exclude the amortisation of acquired intangibles, exceptional asset impairments, net restructuring charges and other one-off items, profit on sale of investments, fair value remeasurements of financial instruments and, where applicable, discontinued operations.

The principal accounting policies are set out below:

1.2 Accounting convention and basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to control the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired are included from the date on which power to control passes. The net assets of subsidiaries acquired are recorded at their fair values. The results of subsidiaries disposed of are included up to the effective date of disposal.

Associates are accounted for using the equity method of accounting from the date on which the power to exercise significant influence passes.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

1.3 Revenue

Revenue comprises sales of goods and services excluding sales taxes. Revenue from sales of goods is recognised at the point of sale or, where later, upon delivery to the customer and is stated net of returns. Revenue earned from customer support agreements is recognised as such over the life of the agreement by reference to the stage of completion of the transaction at the balance sheet date.

1.4 Non-operating income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable. Dividend income from investments is recognised when the shareholder's rights to receive payment has been established.

1.5 Discontinued operations

A discontinued operation is a component of the Group which represents a significant separate line of business which has been sold. Classification as a discontinued operation occurs upon disposal or earlier if beneficial title and risk has transferred to the purchaser and in the case of a business acquired exclusively with a view to subsequent disposal, on the date of acquisition.

1.6 Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. The determination of the classification of property leases is made by reference to the land and buildings elements separately. All leases not classified as finance leases are operating leases.

Finance leases

Assets held under finance leases are capitalised at their fair value on acquisition or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease and depreciated over their estimated useful lives or the lease term if shorter. The corresponding obligation to the lessor is included in the balance sheet as a liability. Lease payments are apportioned between finance charges and reduction of the lease obligation. Finance charges are charged to the income statement over the period of the lease in proportion to the capital element outstanding.

1 Accounting policies continued

Operating leases

Rentals payable under operating property leases are charged to the income statement on a straight line basis over the fixed term of the lease.

At the end of the fixed term of leases, rental payments are reset to market rates, typically on an upwards only basis. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term.

1.7 Translation of foreign currencies

Transactions in foreign currencies are initially recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rates of exchange ruling at the balance sheet date. Exchange gains and losses arising on settlement or retranslation of monetary assets and liabilities are included in the income statement.

Assets and liabilities of overseas subsidiaries are translated at the rate of exchange ruling at the balance sheet date. The results of overseas subsidiary undertakings are translated into sterling at the average rates of exchange during the period. Exchange differences resulting from the translation of the results and balance sheets of overseas subsidiary undertakings are charged or credited directly to retained earnings. Such translation differences become recognised in the income statement in the period in which the subsidiary undertaking is disposed.

As the cumulative translation differences for all foreign subsidiaries was deemed to be zero at the transition date to IFRS on 2 May 2004, upon disposal of a foreign subsidiary, any gain or loss arising will include only those foreign exchange gains or losses attributable to periods after that date.

1.8 Goodwill

On acquisition of a subsidiary or associate, the fair value of the consideration is allocated between the identifiable net tangible and intangible assets/liabilities on a fair value basis, with any excess consideration representing goodwill. Goodwill in respect of subsidiaries is capitalised as goodwill on the balance sheet; goodwill relating to associates is capitalised in investments in associates as part of the carrying value of the associate.

Goodwill is not amortised, but instead is reviewed annually for impairment. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

On disposal of a subsidiary or associate the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

1.9 Intangible assets

Acquired intangibles

Acquired intangibles comprise brands and customer lists purchased as part of acquisitions of businesses and are capitalised and amortised over their useful economic lives on a straight line basis. Acquired intangibles are stated at cost less accumulated amortisation and, where appropriate, provision for impairment in value or estimated loss on disposal.

Other intangible assets: computer software

Computer software is capitalised on the basis of the costs incurred both to acquire and bring into use the specific software. Amortisation is provided to write off the cost of assets on a straight line basis over their estimated useful lives of between three and five years. Costs associated with developing or maintaining computer software are recognised as an expense as incurred unless they increase the future economic benefits of the asset, in which case they are capitalised.

Internally generated computer software is capitalised at cost if the project is technically and commercially feasible and the economic benefits are expected to be generated exceed one year. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. Amortisation is provided to write off the cost of assets on a straight line basis between three and seven years.

Computer software is stated at cost less accumulated amortisation and, where appropriate, provision for impairment in value or estimated loss on disposal.

1 Accounting policies continued

1.10 Property, plant & equipment

Property, plant & equipment is stated at cost less accumulated depreciation and, where appropriate, provision for impairment in value or estimated loss on disposal. Depreciation is provided to write off the cost of the assets by equal instalments over their estimated useful lives. The rates used are:

Short leasehold property – over the term of the lease
Freehold and long leasehold buildings – between 1⅔% and 2½% per annum
Fixtures, fittings and equipment – between 10% and 33⅓% per annum

No depreciation is provided on freehold and long leasehold land or on assets in the course of construction.

1.11 Investments and other financial assets

Associates are accounted for using the equity method of accounting from the date on which the power to exercise significant influence passes. All purchases and sales of investments and other financial assets are recognised on the date that the Group becomes committed to make such purchase or sale ("the trade date").

Investments

Investments are initially measured at fair value and then subsequently remeasured to fair value at each balance sheet date. The fair value of the unlisted available-for-sale investments is estimated either by comparing recent arm's length transactions or by using discounted cash flow analysis or other modelling techniques. Gains and losses arising from revaluation at the balance sheet date are recognised directly in equity. To the extent that any fair value losses are deemed permanent, such impairment is recognised in the income statement. Upon sale or impairment of the investments, any cumulative gains or losses held in equity are transferred to the income statement.

Other financial assets

(a) Derivative financial instruments

Derivative financial instruments held by the Group are initially recognised in the balance sheet at fair value within assets or liabilities as appropriate and then subsequently remeasured to fair value at each balance sheet date. Gains and losses arising from revaluation at the balance sheet date are recognised in the income statement unless the derivatives are designated as hedges and such hedges are proved to be effective. Hedge accounting is described in note 1.16 below.

(b) Trade and other receivables

Trade and other receivables (excluding derivative financial instruments) are recorded at cost less an allowance for estimated irrecoverable amounts and any other adjustments required to align cost to fair value. Bad debts are written off when identified.

1.12 Taxation

Current taxation

Current taxation is the expected tax payable on the taxable income for the period, using prevailing tax rates and adjusted for any tax payable in respect of previous periods.

Deferred taxation

Deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. No provision is made for tax which would have been payable on the distribution of retained profits of overseas subsidiaries or associated undertakings, unless the distribution of such earnings has been accrued in the balance sheet.

Deferred tax assets and liabilities are offset against each other when they relate to income taxes levied by the same tax jurisdiction and when the Group intends to settle its current tax assets and liabilities on a net basis.

1 Accounting policies continued

Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted, or substantially enacted by the balance sheet date. Deferred tax balances are not discounted.

1.13 Inventories

Inventories are stated at the lower of average cost and net realisable value. Cost comprises direct purchase cost and those overheads that have been incurred in bringing the inventories to their present location and condition, both types of cost being measured using a weighted average cost formula. Net realisable value represents the estimated selling price less all estimated and directly attributable costs of completion and costs to be incurred in marketing, selling and distribution.

The cost of properties held for development includes the net development costs and interest incurred during development on those projects where it is expected, on commencement, that the period will exceed one year.

1.14 Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, bank overdrafts and short term highly liquid deposits with a maturity of three months or less and which are subject to an insignificant risk of changes in value. Bank overdrafts which form part of cash and cash equivalents for the purpose of the cash flow statement are shown under current liabilities.

1.15 Borrowings and other financial liabilities

Borrowings

Borrowings are initially recorded at the consideration received less directly attributable transaction costs.

Transaction costs are amortised through the income statement using the effective interest method and the unamortised balance is included as part of the related borrowing at the balance sheet date. A fair value adjustment is made to the borrowing where hedge accounting, as described in note 1.16 below, has been applied.

Other financial liabilities

Trade and other payables (excluding derivative financial instruments) are recorded at cost. Derivative financial instruments, which includes put options over equity held by minority shareholders, are initially recorded at fair value and then subsequently remeasured to fair value at each balance sheet date and are held within assets or liabilities as appropriate. Gains and losses arising from revaluation at the balance sheet date are recognised in the income statement unless the derivatives are designated as hedges and such hedges are proved to be effective.

1.16 Derivative financial instruments and hedge accounting

Derivatives are classified as non-current assets or liabilities where a hedge relationship is identified and the remaining maturity of the hedged item is greater than 12 months from the balance sheet date. Derivatives are classified as current assets or liabilities in all other circumstances.

Fair values are derived from market values. The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

Hedge accounting

The Group's activities expose it primarily to the financial risks associated with changes in interest rates and foreign currency exchange rates. The Group uses derivative financial instruments such as interest rate swaps, options, cross currency swaps and forward currency contracts to hedge these risks. The Group does not use derivative financial instruments for speculative purposes.

Where hedge accounting is to be applied, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting.

1 Accounting policies continued
The accounting treatment of derivatives that qualify for hedge accounting is dependent on how they are designated. The different designations and accounting treatments are explained below:

Fair value hedges
The Group uses interest rate swaps to hedge the exposure to changes in the fair value of recognised assets and liabilities.

Derivative financial instruments that meet the "fair value" hedging requirements are recognised in the balance sheet at fair value with corresponding fair value movements recognised within "Finance income" or "Finance costs" in the income statement. For an effective fair value hedge, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in the income statement. To the extent that the designated hedge relationship is effective, such amounts in the income statement offset each other. As a result, only the ineffective element of any designated hedging relationship impacts the income statement. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item for which the effective interest method is used, is amortised to the income statement over the period to maturity.

Cash flow hedges
The Group uses forward foreign exchange contracts to hedge the foreign currency exposure on inventory ordered and purchased and certain sales of inventory. Orders and purchases as well as sales are each considered to be separate hedge transactions. Derivative financial instruments that qualify for such cash flow hedging are initially recognised on the balance sheet with gains and losses relating to the remeasurement of the effective portion of the hedge to the balance sheet date being deferred in equity. Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss (ie when a purchase or sale is made). For inventory purchases, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of inventory. For sales, the gains or losses on the derivative that had previously been recognised in equity are included in the income statement in the period in which the sale is made.

Net investment hedges
The Group uses currency forward contracts and currency swaps to hedge its currency risk on the translation of net investments in foreign entities. Gains and losses arising on the retranslation of the investments and the related derivatives are also recognised in equity. However, this is on the basis that the hedging requirements of IAS 39 are met and the hedging relationship is effective.

1.17 Retirement benefit obligations
Company contributions to defined contribution pension schemes and contributions made to state pension schemes for certain overseas employees are charged to the income statement on an accruals basis as contributions become payable.

For defined benefit pension schemes, the regular service cost of providing retirement benefits to employees during the period, together with the cost of any benefits relating to past service is charged to operating profit in the period. A credit representing the expected return on assets of the retirement benefit schemes during the year is included within other finance income. This is based on the market value of the assets of the schemes at the start of the financial period. A charge is included within other finance costs, representing the expected increase in the liabilities of the retirement benefit schemes during the period. The difference between the market value of the assets and the present value of the accrued pension liabilities is shown as an asset or liability in the balance sheet. Differences between the actual and expected returns on assets during the period are recognised in the statement of recognised income and expense, together with differences arising from changes in actuarial assumptions.

1.18 Share-based payments
The Group issues equity settled share-based payments to certain employees which are measured at fair value at the date of grant. This fair value is expensed in the income statement on a straight line basis over the vesting period, based on an estimate of the number of shares that will eventually vest as adjusted for any non-market conditions.

A liability equal to the portion of services received from employees is recognised at the current fair value determined at each balance sheet date for cash settled share-based payments.

Notes to the Financial Statements continued

1 Accounting policies continued

1.19 Estimates, judgements and critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Significant items subject to such assumptions and estimates include the useful lives of assets; the measurement and recognition of provisions; the recognition of deferred tax assets; and liabilities for potential corporation tax. Actual results could differ from these estimates and any subsequent changes are accounted for with an effect on income at the time such updated information becomes available. The most critical accounting policies in determining the financial condition and results of the Group are those requiring the greatest degree of subjective or complex judgements. These relate to revenue recognition, inventory valuation, lease costs, the valuation of goodwill and acquired intangible assets, share-based payments, post retirement benefits and taxation, and are set out below.

Revenue recognition

Revenue earned from the sale of customer support agreements is recognised over the term of the contracts when the Group obtains the right to consideration by performance of its contractual obligations. Performance of these contractual obligations is determined by reference to extensive historical claims data. Reliance on historical data assumes that current and future experience will follow past trends. The directors consider that the quantity and quality of data available provides an appropriate proxy for current trends.

Inventory valuation

Inventories are valued at the lower of average cost and net realisable value. Net realisable value includes, where necessary, provisions for slow moving and damaged inventory. The provision represents the difference between the cost of stock and its estimated market value, based on ageing. Calculation of these provisions requires judgements to be made which include forecast consumer demand, the promotional, competitive and economic environment and inventory loss trends.

Provisions and accruals for onerous leases

If the Group vacates a store or other property prior to the expiry of the related lease, it records a provision for the expected lease payments that the Group will incur prior to assignment or sub-lease of the property. Such a calculation requires a judgement as to the timing and duration of the expected vacancy periods and the amount and timing of future potential sub-lease income. When making these judgements, the directors consider a number of factors, including the landlord, the location and condition of the property, the terms of the lease, the specific marketplace demand and the economic environment.

Goodwill, intangible assets and property, plant & equipment impairment reviews

Goodwill is required to be valued annually to assess the requirement for potential impairment. Other assets are assessed on an ongoing basis to determine whether circumstances exist that could lead to the conclusion that the carrying value of such assets is not supportable. Impairment testing on goodwill is carried out in accordance with the analyses described in note 9. Such calculations require judgement relating to the appropriate discount factors and long term growth prevalent in a particular market as well as short term business performance. The directors draw upon experience as well as external resources in making these judgements.

Share-based payments

The charge for share-based payment is calculated in accordance with the analysis described in note 26. The option valuation models used require highly subjective assumptions to be made including the future volatility of the Company's share price, expected dividend yields, risk-free interest rates and expected staff turnover. The directors draw upon a variety of external sources to aid in the determination of the appropriate data to use in such calculations.

Defined benefit pension schemes

The surplus or deficit in the UK defined benefit scheme that is recognised through the statement of recognised income and expense is subject to a number of assumptions and uncertainties. The calculated liabilities of the scheme are based on assumptions regarding salary increases, inflation rates, discount rates, the long term expected return on the scheme's assets and member longevity. Details of the assumptions used are shown in note 28. Such assumptions are based on actuarial advice and are benchmarked against similar pension schemes.

1 Accounting policies continued

Taxation

Tax laws that apply to the Group's businesses may be amended by the relevant authorities, for example as a result of changes in fiscal circumstances or priorities. Such potential amendments and their application to the Group are regularly monitored and the requirement for recognition of any liabilities assessed where necessary. The Group is subject to income taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Group recognises liabilities for anticipated taxes due based on best information available and where the anticipated liability is probable and estimable. Where the final outcome of such matters differs from the amounts initially recorded, any differences will impact the income tax and deferred tax provisions in the period to which such determination is made. Where the potential liabilities are not considered probable, the amount at risk is disclosed unless an adverse outcome is considered remote.

1.20 New accounting standards and interpretations

During the period, the following new standards which are applicable to the Group were published, but do not become effective until future accounting periods:

- IFRS 7, Financial Instruments: Disclosures and the associated amendment to IAS 1, Presentation of Financial Statements: Capital Disclosures. IFRS 7 replaces IAS 32 and introduces new disclosures to increase information provided about financial instruments including additional disclosures about exposure to risks including sensitivity analysis. The Group will apply IFRS 7 and the amendment to IAS 1 from 29 April 2007; and
- IFRS 8, Operating segments. IFRS 8 adopts a management approach to segmental reporting requiring the identification of operating segments based on internal reporting to the chief operating decision maker and extends the scope and disclosure requirements of IAS 14 Segmental Reporting. It is effective for periods beginning on or after January 2009. The adoption of IFRS 8 will have no impact on the net results or net assets of the Group.

Certain interpretations were issued during the period which either do not apply to the Group or are not expected to have any material effect.

2 Segmental analysis

On 5 April 2006, the Group announced that the Dixons brand was to focus exclusively on e-commerce operations. As a result, the e-commerce operations of Dixons together with the operations of FotoVista S.A. (FotoVista) which were acquired during the period, as described in note 29, now form an e-commerce division. Comparative figures for the Electricals division have been restated to reflect the change in management responsibility for the e-commerce activities of Dixons.

During the period, the Group completed the sale of its 60 per cent stake in The Link Stores Limited (The Link) together with the sale of Genesis Communications (Genesis) as further described in note 30. These businesses comprised the Communications division which operated solely within the UK and have been treated as discontinued operations.

The Group is now managed and reported according to three operating divisions: Computing, Electricals and e-commerce.

These divisions are the basis on which the Group reports its primary segmental information. The principal activities of each division are as follows:

- the Computing division is engaged in the retail and business to business sale of computer hardware and software, associated peripherals and services and related financial and after-sales services. The division operates in the UK and Southern Europe (which also includes the small Nordic operations);
- the Electricals division is engaged in the retail sale of high technology consumer electronics, domestic appliances, photographic equipment and related financial and after-sales services. The division operates in the UK, Ireland, the Nordic region, Southern Europe and Central Europe; and
- the e-commerce division is engaged in activities being the online retail sale of high technology consumer electronics, domestic appliances, photographic equipment and related financial and after-sales services. The division operates in the UK, Ireland and across continental Europe.

2 Segmental analysis continued
Corporate centre and shared services includes the residual Codic property operations in Germany retained by the Group following the sale of the remainder of the European Property division in 2003. Corporate centre and shared services assets and liabilities mainly comprise freehold land and buildings, investments, cash and cash equivalents, borrowings, net retirement benefit obligations, inter segment eliminations and related tax assets and liabilities.

The Group's secondary reporting segments are geographical and comprise four territories, the UK & Ireland, the Nordic region, Southern Europe and Central Europe. There were no material exports from the locations in which the Group operates.

Primary segments – business

	52 weeks ended 28 April 2007				
	Computing £million	Electricals £million	e-commerce £million	Corporate centre and shared services £million	Total £million
(a) Income statement – continuing operations					
Revenue	2,197.8	5,280.5	451.3	0.1	7,929.7
Underlying operating profit/(loss) before associates	96.6	190.4	1.2	(17.0)	271.2
Share of post tax result of associates	–	2.4	–	–	2.4
Underlying operating profit/(loss)	96.6	192.8	1.2	(17.0)	273.6
Amortisation of acquired intangibles	(1.4)	(1.0)	(2.3)	–	(4.7)
Net restructuring charges	(38.4)	(17.0)	–	–	(55.4)
Other one off charges – impairment	–	(103.1)	–	–	(103.1)
– other	–	(12.0)	–	–	(12.0)
Effect of changes in pension benefits	1.4	2.4	–	0.9	4.7
Operating profit/(loss)	58.2	62.1	(1.1)	(16.1)	103.1
(b) Balance sheet – continuing operations					
Segment assets	1,098.8	2,741.3	265.7	(163.1)	3,942.7
Investments in associates	–	21.8	–	–	21.8
Total segment assets	1,098.8	2,763.1	265.7	(163.1)	3,964.5
Segment liabilities	(958.5)	(2,328.2)	(255.9)	877.7	(2,664.9)
Net assets	140.3	434.9	9.8	714.6	1,299.6
(c) Other information – continuing operations					
Capital expenditure					
Intangible assets	4.4	7.8	1.4	2.7	16.3
Property, plant & equipment	28.0	99.7	2.7	5.7	136.1
Amortisation	7.9	14.2	3.0	3.7	28.8
Depreciation	28.8	76.5	2.5	2.0	109.8
Share-based payment charge	0.6	1.2	–	1.0	2.8

Underlying operating profit is stated after recognising net property profits of £8.7 million in Corporate centre and shared services.

(d) Balance sheet – discontinued operations
As at 28 April 2007, the Group had net assets of £4.7 million relating to discontinued operations. These comprised of assets and liabilities of £12.0 million and £7.3 million, respectively. Total assets and liabilities relating to both continuing and discontinued activities were £3,976.5 million and £2,672.2 million, respectively.

2 Segmental analysis continued
Primary segments – business

	52 weeks ended 29 April 2006				
	Computing £million	Electricals £million	e-commerce £million	Corporate centre and shared services £million	Total £million
(a) Income statement – continuing operations					
Revenue	2,039.8	4,912.1	26.3	6.2	6,984.4
Underlying operating profit/(loss) before associates	107.2	197.3	–	(19.9)	284.6
Share of post tax result of associates	–	0.3	–	–	0.3
Underlying operating profit/(loss)	107.2	197.6	–	(19.9)	284.9
Amortisation of acquired intangibles	(1.2)	(0.6)	–	–	(1.8)
Net restructuring charges	(9.7)	(12.7)	–	–	(22.4)
Other one off charges – impairment	–	–	–	(1.3)	(1.3)
– other	–	–	–	(2.8)	(2.8)
Operating profit/(loss)	96.3	184.3	–	(24.0)	256.6
(b) Balance sheet – continuing operations					
Segment assets	933.2	2,638.3	1.0	395.7	3,968.2
Investments in associates	–	2.2	–	–	2.2
Total segment assets	933.2	2,640.5	1.0	395.7	3,970.4
Segment liabilities	(814.7)	(2,194.7)	(0.8)	465.0	(2,545.2)
Net assets	118.5	445.8	0.2	860.7	1,425.2
(c) Other information – continuing operations					
Capital expenditure					
Intangible assets	3.0	12.6	–	5.7	21.3
Property, plant & equipment	46.5	73.6	0.4	72.9	193.4
Amortisation	6.3	13.8	–	5.5	25.6
Depreciation	28.4	76.7	0.4	1.0	106.5
Share-based payment charge	2.2	4.3	–	2.5	9.0

Underlying operating profit is stated after recognising net property profits of £7.4 million in Corporate centre and shared services.

(d) Balance sheet – discontinued operations

As at 29 April 2006, the Group had net liabilities of £1.5 million relating to discontinued operations. These comprised of assets and liabilities of £149.2 million and £150.7 million, respectively. Total assets and liabilities relating to both continuing and discontinued activities were £4,119.6 million and £2,695.9 million, respectively.

2 Segmental analysis continued

Secondary segments – geographical

Continuing operations	Revenue £million	Segment assets £million	Capital expenditure: Intangible assets £million	Capital expenditure: Property, plant and equipment £million
52 weeks ended 28 April 2007				
UK & Ireland	4,790.3	2,199.7	5.5	63.7
Nordic	1,442.5	891.1	3.0	21.2
Southern Europe	1,492.7	1,164.2	4.9	41.1
Central Europe	204.1	64.2	0.2	4.4
Corporate centre and shared services	0.1	(354.7)	2.7	5.7
Total	7,929.7	3,964.5	16.3	136.1

Continuing operations	Revenue £million	Segment assets £million	Capital expenditure: Intangible assets £million	Capital expenditure: Property, plant and equipment £million
52 weeks ended 29 April 2006				
UK & Ireland	4,521.5	1,698.6	8.8	56.1
Nordic	1,155.1	899.4	2.4	14.1
Southern Europe	1,182.9	1,009.8	4.0	45.9
Central Europe	118.7	53.2	0.4	4.4
Corporate centre and shared services	6.2	309.4	5.7	72.9
Total	6,984.4	3,970.4	21.3	193.4

Revenue from discontinued operations is shown in note 30.

3 Revenue and operating profit

	52 weeks ended 28 April 2007			52 weeks ended 29 April 2006		
	Underlying £million	Non-underlying £million	Total £million	Underlying £million	Non-underlying £million	Total £million
Revenue	7,929.7	–	7,929.7	6,984.4	–	6,984.4
Cost of sales	(7,284.7)	–	(7,284.7)	(6,368.9)	(10.2)	(6,379.1)
Gross profit	645.0	–	645.0	615.5	(10.2)	605.3
Distribution costs	(158.5)	(17.0)	(175.5)	(148.8)	(12.1)	(160.9)
Administrative expenses	(222.9)	(153.5)	(376.4)	(189.7)	(15.0)	(204.7)
Other operating income	7.6	–	7.6	7.6	9.0	16.6
Profit from operations before associates	271.2	(170.5)	100.7	284.6	(28.3)	256.3
Share of post tax results of associates	2.4	–	2.4	0.3	–	0.3
Total operating profit	273.6	(170.5)	103.1	284.9	(28.3)	256.6

Non-underlying items comprise amortisation of acquired intangibles of £4.7 million, included within administrative expenses (2005/06 £1.8 million), net restructuring charges and other one off items. Such items are further described in note 4. Included within underlying cost of sales, distribution costs and administrative expenses is amortisation of other intangibles of £15.8 million, £2.1 million and £6.2 million, respectively (2005/06 £16.6 million, £1.4 million and £5.8 million, respectively).

3 Revenue and operating profit continued

	52 weeks ended 28 April 2007 £million	52 weeks ended 29 April 2006 £million
Revenue from services	477.6	427.0

Such revenues predominantly comprise those relating to customer support agreements, delivery and installation, product repairs and product support.

Total operating profit is stated after charging/(crediting):		Note	52 weeks ended 28 April 2007 £million	52 weeks ended 29 April 2006 £million
Inventories recognised as an expense			5,735.0	4,993.0
Cost of inventory write down			49.7	39.0
Acquired intangible amortisation		4	4.7	1.8
Amortisation of other intangibles			24.1	23.8
Depreciation			109.8	106.5
Share-based payments	– equity settled		0.6	8.3
	– cash settled		2.2	0.7
Net restructuring charges		4	55.4	22.4
Other one off charges	– impairment	4	103.1	1.3
	– other	4	12.0	2.8
Effect of change in pension benefits		4	(4.7)	–
Rentals paid under operating leases	– plant and machinery		8.6	7.6
	– property: non-contingent rent		324.7	291.0
	– property: contingent rent		10.9	17.3
Rentals received under operating leases	– property sub-leases		(11.5)	(7.6)
Auditors' remuneration	– audit services: Group financial statements		0.3	0.3
	– audit services: subsidiary financial statements		0.7	0.6
			1.0	0.9
	– audit services: IFRS transition		–	0.2
	– non-audit services pursuant to legislation		0.1	0.1
	– corporate finance services		0.1	0.1
	– tax services		0.3	0.4
Total fees paid to the auditors			1.5	1.7

Auditors' remuneration in respect of corporate finance services has not been charged against operating profit, but against the cost of the relevant acquisition of subsidiary undertakings.

4 Non-underlying items

	Note	52 weeks ended 28 April 2007 £million	52 weeks ended 29 April 2006 £million
Included in operating profit:			
Amortisation of acquired intangibles		(4.7)	(1.8)
Net restructuring charges	(i)	(55.4)	(22.4)
Other one off charges including impairment	(ii)	(115.1)	(4.1)
Effect of change in pension benefits	(iii)	4.7	–
		(170.5)	(28.3)
Included in net finance income:			
Profit on sale of investments	(iv)	–	2.9
Net fair value remeasurements on financial instruments	(v)	(10.5)	10.3
		(10.5)	13.2
Total		(181.0)	(15.1)

(i) Net restructuring charges

	52 weeks ended 28 April 2007				52 weeks ended 29 April 2006
	Net property loss £million	Asset impairment £million	Other charges £million	Total £million	Total £million
Distribution network transformation	(1.9)	(3.0)	(12.1)	(17.0)	(4.6)
Information systems outsourcing	–	–	–	–	(7.0)
Electricals division operations and brand portfolio	–	–	–	–	(6.0)
PC City France closure and reorganisation	(5.5)	(19.4)	(13.5)	(38.4)	(4.8)
	(7.4)	(22.4)	(25.6)	(55.4)	(22.4)

Net property profits include gains and losses on sale of properties associated directly with the reorganisation plans net of onerous lease costs. Asset impairments relate to intangible assets, items of property, plant & equipment which are to be eliminated from the business over a shorter period than their current useful expected lives and inventories. Other charges are predominantly employee severance and incremental transition costs.

(ii) Other one off charges including impairment: Such charges are defined as those costs deriving from non-restructuring events outside the ordinary course of business together with exceptional asset impairments. For 2006/07 such charges relate to the impairment of UniEuro and comprise £98.1 million and £5.0 million for the impairment of goodwill and property, plant & equipment, respectively together with £12.0 million of onerous lease costs. Goodwill is discussed further in note 9 whilst property, plant & equipment relates to assets in individual under performing stores connected with the impairment review of UniEuro as a whole (2005/06 £2.8 million related to remedial work associated with damage caused to the Group's head office premises by the Buncefield oil depot explosion in December 2005, which is the subject of an insurance claim, together with £1.3 million relating to the impairment of a small minority investment).

(iii) Effect of changes in pension benefits: Relates to the change in benefits accruing to members of the UK defined benefit pension scheme following changes in legislation concerning lump sums allowed on retirement (commutation) and which is further described in note 28(c).

(iv) Profit on sale of investments: 2005/06 related to profit arising from the sale of a minority shareholding in Monstermob Group PLC.

4 Non-underlying items continued

(v) Net fair value remeasurement gains and losses on revaluation of financial instruments: Items excluded from underlying finance income and expense represent the gains and losses arising from the revaluation of derivative financial instruments under methodologies stipulated by IAS 39 compared with those on an accruals basis. IAS 39 requires gains and losses on the value of derivative contracts to be taken through the income statement based on their value at the balance sheet date. Included within this amount is a remeasurement loss relating to a put option held by a minority shareholder. Such a treatment is a form of revaluation gain or loss created by an assumption that the derivatives will be settled before their maturity. Such gains and losses are unrealised and in the directors' view also conflict with both the commercial reasons for entering into such arrangements as well as Group Treasury policy whereby early settlement in the majority of cases would amount to speculative use of derivatives.

5 Net finance income

	Note	52 weeks ended 28 April 2007 £million	52 weeks ended 29 April 2006 £million
Profit on sale of investments	*	–	2.9
Bank and other interest receivable		51.7	57.0
Expected return on pension scheme assets		42.8	34.4
Fair value remeasurement gains on financial instruments	*	12.7	15.0
Finance income		107.2	106.4
6.125% Guaranteed Bonds 2012 interest and related charges		(18.6)	(18.6)
Bank loans, overdrafts and other interest payable	(i)	(9.1)	(7.3)
Finance lease interest payable		(7.0)	(4.4)
Interest on pension scheme liabilities		(38.3)	(35.0)
Fair value remeasurement losses on financial instruments	*	(23.2)	(4.7)
Finance costs		(96.2)	(70.0)
Total net finance income		11.0	39.3
Underlying total net finance income	(ii)	21.5	26.1

(i) Included within bank loans, overdrafts and other interest payable is £4.3 million arising from exchange differences (2005/06 £4.8 million).

(ii) Underlying total net finance income excludes items marked *. See note 4 for a description of such items.

Notes to the Financial Statements continued

6 Employees

Staff costs for the period were:	52 weeks ended 28 April 2007 £million	52 weeks ended 29 April 2006 £million
Wages and salaries	**648.0**	631.8
Social security costs	**88.8**	77.1
Other pension costs (note 28)	**17.5**	23.3
	754.3	732.2

The average number of employees, including part time employees, was:	Number	Number
Computing	**10,527**	9,691
Electricals	**27,305**	27,421
e-commerce	**625**	10
Corporate centre and shared services	**139**	138
Continuing operations	**38,596**	37,260

The average number of employees including discontinued operations was 40,484 (2005/06 40,012).

Consolidated Financial Statements

7 Taxation

(a) Income tax expense – continuing operations

		52 weeks ended 28 April 2007 £million	52 weeks ended 29 April 2006 £million
Current tax			
UK corporation tax at 30%		31.5	56.3
Credit in respect of non-underlying items	*	(9.1)	–
		22.4	56.3
Double tax relief		–	(22.8)
		22.4	33.5
Overseas taxation		23.7	21.9
Adjustment in respect of earlier periods:			
UK corporation tax		(16.5)	(1.9)
Overseas taxation		0.8	0.6
		30.4	54.1
Deferred tax			
Current period		32.1	42.4
Credit in respect of non-underlying items	*	(2.1)	(1.0)
Adjustment in respect of earlier periods:			
UK corporation tax		10.4	(7.3)
Overseas taxation		6.5	–
		46.9	34.1
Total income tax expense – continuing operations		77.3	88.2
Underlying income tax expense – continuing operations		88.5	89.2

A reconciliation of the notional to the actual income tax expense is set out below:

	2007 £million	2006 £million
Tax on profit at UK statutory rate of 30%	34.2	88.8
Non-qualifying depreciation	16.5	6.0
Differences in effective overseas taxation rates	(39.4)	(23.9)
Non-deductible charges	13.7	18.3
Non-taxable gains on property disposals	(3.0)	–
Non-taxable other charges/(gains)	34.5	(6.9)
Overseas losses not recognised	18.1	10.6
Adjustment in respect of earlier periods	1.2	(8.6)
Other timing differences	1.5	3.9
Total income tax expense – continuing operations	77.3	88.2

For details of taxation on discontinued operations see note 30. Underlying income tax expense excludes those items marked *. See note 4 for a description of such items.

The Group has provided deferred tax of £7.3 million (2005/06 £0.4 million) in relation to temporary differences associated with investments in subsidiaries and the income tax consequences of paying dividends. In all other cases, the Group has determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. The deferred tax which has not been recognised for the taxes which would be payable on the undistributed earnings of the Group's investment in subsidiaries is £45.9 million (2005/06 £34.6 million).

7 Taxation continued

(b) Deferred tax

	Accelerated capital allowances £million	Retirement benefit obligations £million	Customer support agreements £million	Other £million	Total £million
At 1 May 2005	(12.3)	56.0	64.5	58.6	166.8
Acquisitions and transfers	–	–	–	(2.8)	(2.8)
Credited/(charged) to income statement	2.8	–	(36.3)	(0.6)	(34.1)
(Charged)/credited directly to equity	–	(14.1)	–	12.5	(1.6)
At 29 April 2006	(9.5)	41.9	28.2	67.7	128.3
Credited/(charged) to income statement	6.4	(6.2)	(24.6)	(22.5)	(46.9)
Charged directly to equity	–	(14.3)	–	(3.8)	(18.1)
At 28 April 2007	(3.1)	21.4	3.6	41.4	63.3

Analysis of deferred tax relating to items charged directly to equity in the period:	2007 £million	2006 £million
Actuarial gains on defined benefit pension schemes	(14.3)	(14.1)
Share-based payments	–	5.6
Net gains on revaluation of cash flow hedges	0.2	1.2
Unrealised gains on investments	–	0.1
Net gains on hedges of net investments	(4.0)	5.6
	(18.1)	(1.6)

Summary of assets and liabilities as disclosed:		
Deferred taxation assets	82.2	134.4
Deferred taxation liabilities	(18.9)	(6.1)
	63.3	128.3

The effective tax rate on underlying earnings of 30 per cent is expected to rise in future periods due to increases in effective overseas tax rates. The Group has total unrecognised tax losses of £63.7 million (29 April 2006 £41.8 million) of which £18.7 million (29 April 2006 £18.5 million) have no time restriction over when they can be utilised. The Group has unrecognised time restricted tax losses of £45.0 million (29 April 2006 £23.3 million) for which the weighted average period over which they can be utilised is five years (29 April 2006 two years).

As a result of share disposals, allowable losses have been incurred which are available for offset against certain future chargeable gains. A deferred tax asset has not been recognised in respect of these losses as it is considered that there is insufficient evidence that chargeable gains will arise. The deferred tax asset not recognised, measured at the standard rate of 30 per cent, is not less than £360 million (29 April 2006 £370 million). Where applicable, certain deferred tax assets and liabilities have been offset for financial reporting purposes.

8 Earnings per share

	52 weeks ended 28 April 2007 £million	52 weeks ended 29 April 2006 £million
Basic and diluted earnings		
Total (continuing and discontinued operations)	5.0	215.9
Discontinued operations – loss/(profit) after tax	34.4	(4.0)
– minority interests	(6.2)	(5.4)
Continuing operations	33.2	206.5
Adjustments		
Amortisation of acquired intangibles	4.7	1.8
Net restructuring charges	55.4	22.4
Other one off charges including impairment	115.1	4.1
Profit on sale of investments	–	(2.9)
Effect of change in pension benefits	(4.7)	–
Net fair value remeasurements of financial instruments	10.5	(10.3)
	181.0	15.1
Tax on adjustments	(11.2)	(1.0)
Total adjustments (net of taxation)	169.8	14.1
Underlying basic and diluted earnings	203.0	220.6

	Million	Million
Basic weighted average number of shares	1,836.7	1,844.7
Employee share option and ownership schemes	19.1	18.5
Diluted weighted average number of shares	1,855.8	1,863.2

	Pence	Pence
Basic earnings per share		
Total *(continuing and discontinued operations)*	0.3	11.7
Discontinued operations	1.5	(0.5)
Continuing operations	1.8	11.2
Adjustments (net of taxation)	9.3	0.8
Underlying basic earnings per share	11.1	12.0
Diluted earnings per share		
Total (continuing and discontinued operations)	0.3	11.6
Discontinued operations	1.5	(0.5)
Continuing operations	1.8	11.1
Adjustments (net of taxation)	9.1	0.7
Underlying diluted earnings per share	10.9	11.8

Basic and diluted earnings per share are based on profit for the period attributable to equity shareholders. Underlying earnings per share are presented in order to show the underlying performance of the Group. Adjustments used to determine underlying earnings are further described in note 4.

9 Goodwill

	2007 £million	2006 £million
Cost		
At beginning of period	1,087.6	1,004.2
Additions	148.3	34.7
Disposals	(27.8)	–
Currency retranslation	(52.9)	48.7
At end of period	1,155.2	1,087.6
Impairment		
Impairment charge	98.1	–
At end of period	98.1	–
Net book value at the end of period	1,057.1	1,087.6

As required by IFRS 3, goodwill is subject to annual impairment reviews. These reviews are carried out using the following criteria. An amount of goodwill is attributed to each specific acquisition. Such acquisitions are determined to be a "Cash Generating Unit" (CGU) as determined by IAS 36 "Impairment of Assets". The recoverable amount of each CGU is determined based on calculating its value in use. The value in use is calculated by applying discounted cash flow modelling to management's own projections covering a five year period. Cash flows beyond the five year period are extrapolated using a long term growth rate equivalent to the relevant market's Gross Domestic Product (GDP). The value in use is compared to the carrying amount in order to determine whether impairment has occurred.

The most significant components of goodwill relate to Elkjøp Nordic AS (Elkjøp), UniEuro S.p.A. (UniEuro) and FotoVista S.A. (FotoVista) and are as follows:

	Key assumptions for 2007			
	Growth rate beyond five years	Pre tax risk adjusted discount rate	2007 £million	2006 £million
Elkjøp	2.2%	11.1%	516.3	528.5
UniEuro	1.4%	12.9%	325.9	431.4
FotoVista	1.8%	13.3%	141.9	–

The growth rate beyond five years applied to Elkjøp and FotoVista is based on a single published GDP. The growth rate beyond five years applied for UniEuro is based on the mid point in a range of growth rates in GDP provided by third parties. The directors believe that this rate provides an appropriate reflection of the growth rate in the product markets in which UniEuro operates.

The discount rates applied to cash flows are based on the Group's weighted average cost of capital with a risk premium reflecting the relative risks in the markets in which the businesses operate.

For UniEuro, a sustained period of weakness in the Italian economy highlighted by poor trading in the current period, coupled with increased competition in the market has caused the directors to revise significantly the projections for the five year period referred to above and which has been used to assess impairment in previous financial periods. As a result of this revision, an impairment loss of £98.1 million has been recognised against UniEuro goodwill in the current period.

9 Goodwill continued

A sensitivity analysis had been performed on the base case assumptions used for assessing the goodwill. The directors have concluded that in the case of Elkjøp there are no reasonably possible changes in key assumptions which would cause the carrying amount of goodwill to exceed its value in use. In the case of UniEuro and FotoVista, the forecasts are most sensitive to management's five years projections. It is reasonably possible that a change in these assumptions could occur over the course of the next financial period. For UniEuro a decrease of 1.0 per cent in the compound annual growth rate in pre-tax profits over this five year period would cause the carrying amount of goodwill to exceed its value in use by £0.8 million. For FotoVista, the same 1.0 per cent decrease in compound annual growth rate would cause the current headroom of £18.1 million to erode by £4.4 million.

10 Intangible assets

	Customer lists £million	Brand names £million	Sub-total acquired intangibles £million	Software (externally acquired) £million	Software (internally generated) £million	Sub-total other intangibles £million	Total £million
Cost							
At 1 May 2005	2.4	16.7	19.1	80.7	67.1	147.8	166.9
Acquisitions	2.4	8.2	10.6	–	–	–	10.6
Additions	–	–	–	11.8	12.1	23.9	23.9
Disposals	–	–	–	(9.2)	(2.5)	(11.7)	(11.7)
Currency retranslation	–	–	–	0.6	–	0.6	0.6
At 29 April 2006	4.8	24.9	29.7	83.9	76.7	160.6	190.3
Acquisitions	–	**40.7**	**40.7**	**0.1**	**2.7**	**2.8**	**43.5**
Additions	–	–	–	**8.7**	7.6	**16.3**	**16.3**
Disposals	–	–	–	**(12.5)**	**(10.8)**	**(23.3)**	**(23.3)**
Currency retranslation	–	–	–	**1.0**	**1.8**	**2.8**	**2.8**
At 28 April 2007	**4.8**	**65.6**	**70.4**	**81.2**	**78.0**	**159.2**	**229.6**
Amortisation							
At 1 May 2005	0.7	0.5	1.2	43.8	14.1	57.9	59.1
Charge for the period	1.0	1.0	2.0	14.9	9.9	24.8	26.8
Non-underlying impairment	–	–	–	–	4.4	4.4	4.4
Disposals	–	–	–	(9.2)	(0.6)	(9.8)	(9.8)
Currency retranslation	–	–	–	–	0.1	0.1	0.1
At 29 April 2006	1.7	1.5	3.2	49.5	27.9	77.4	80.6
Charge for the period	**1.1**	**3.6**	**4.7**	**12.9**	**11.2**	**24.1**	**28.8**
Non-underlying impairment	–	–	–	–	**3.8**	**3.8**	**3.8**
Disposals	–	–	–	**(8.5)**	**(4.9)**	**(13.4)**	**(13.4)**
Currency retranslation	–	–	–	**0.8**	**1.3**	**2.1**	**2.1**
At 28 April 2007	**2.8**	**5.1**	**7.9**	**54.7**	**39.3**	**94.0**	**101.9**
Carrying amount							
At 28 April 2007	**2.0**	**60.5**	**62.5**	**26.5**	**38.7**	**65.2**	**127.7**
At 29 April 2006	3.1	23.4	26.5	34.4	48.8	83.2	109.7

Acquired intangibles are amortised over their useful economic lives which vary between three and 30 years. Amortisation of acquired intangibles charged in the period relates to continuing operations (2005/06 £1.8 million and £0.2 million relates to continuing and discontinued operations, respectively). Amortisation of other intangibles in the period relates to continuing operations (2005/06 £23.8 million and £1.0 million relates to continuing and discontinued operations, respectively).

11 Property, plant & equipment

	2007			2006		
	Land and buildings £million	Fixtures, fittings and equipment £million	Total £million	Land and buildings £million	Fixtures, fittings and equipment £million	Total £million
Cost						
At beginning of period	**284.8**	**1,182.7**	**1,467.5**	246.2	1,120.3	1,366.5
Acquisitions	**0.6**	**7.1**	**7.7**	–	4.5	4.5
Additions	**–**	**136.4**	**136.4**	83.3	112.9	196.2
Disposals	**(47.0)**	**(202.2)**	**(249.2)**	(46.3)	(60.5)	(106.8)
Currency retranslation	**(1.2)**	**(9.8)**	**(11.0)**	1.6	5.5	7.1
At end of period	**237.2**	**1,114.2**	**1,351.4**	284.8	1,182.7	1,467.5
Depreciation						
At beginning of period	**36.9**	**789.2**	**826.1**	31.4	734.7	766.1
Charge for the period	**7.9**	**105.4**	**113.3**	7.7	105.4	113.1
Non-underlying impairment	**–**	**18.2**	**18.2**	–	3.0	3.0
Disposals	**(5.6)**	**(174.4)**	**(180.0)**	(2.4)	(55.3)	(57.7)
Currency retranslation	**(0.2)**	**(6.6)**	**(6.8)**	0.2	1.4	1.6
At end of period	**39.0**	**731.8**	**770.8**	36.9	789.2	826.1
Carrying amount at end of period	**198.2**	**382.4**	**580.6**	247.9	393.5	641.4
Included in carrying amount						
Land not depreciated	**34.1**	**–**	**34.1**	58.8	–	58.8
Assets in the course of construction	**14.1**	**37.1**	**51.2**	14.1	37.0	51.1
Assets held under finance leases	**89.8**	**2.1**	**91.9**	94.8	0.2	95.0

Additions to finance leases during the year include £nil of land and buildings (29 April 2006 £45.4 million) and £2.6 million of fixtures, fittings and equipment (29 April 2006 £0.2 million). The leased assets are pledged as security for the related finance lease liabilities.

Depreciation charged in the period comprises £109.8 million and £3.5 million (2005/06 £106.5 million and £6.6 million) relating to continuing and discontinued operations, respectively.

12 Investments in associates

	2007 £million	2006 £million
Investments in associates – F-Group	19.3	–
– Other	2.5	2.2
	21.8	2.2

On 15 December 2006, the Group acquired a 40 per cent interest in FGH A/S (F-Group), a leading consumer electronics retailer in Denmark, for a total cash consideration and costs of DKK 185.8 million (£16.8 million). Post acquisition revenues for F-Group during the period were £73.9 million. Information on amounts recorded for F-Group is as follows:

	2007 £million
Assets	30.2
Liabilities	(10.9)
Net assets	19.3

	52 weeks ended 28 April 2007 £million
Share of profit after tax	2.5

Other associated undertakings comprise shareholdings in several different enterprises in the Nordic region, none of which are significant.

13 Agreements concerning call options over potential equity investments

In 2004/05, a co-operation agreement was entered into by the Group with Eldorado Group (Eldorado), the leading electrical retailer in Russia and the Ukraine. As at 28 April 2007, the Group owns no shares in Eldorado, however, the Group holds options to acquire Eldorado in tranches up to 100 per cent by 2011. Further information is given in note 36. These options, together with certain other call options which the Group holds to acquire equity stakes in other businesses, are recorded at £nil owing to either the option prices being at or above their current market value or, in the case of Eldorado, there being neither sufficient reliable financial information, nor any external market values for similar businesses, upon which a fair value can be reliably measured.

14 Inventories

	2007 £million	2006 £million
Finished goods and goods for resale	1,079.7	917.4
Provision for obsolete and slow moving goods	(43.7)	(43.2)
Impairment arising from restructuring	(5.4)	(1.7)
	1,030.6	872.5
Properties held for development or resale	–	0.9
	1,030.6	873.4

15 Trade and other receivables

	2007 £million	2006 £million
Current		
Trade debtors	220.6	265.6
Provision for bad and doubtful debts	(15.6)	(21.3)
	205.0	244.3
Derivative financial instruments	9.5	4.2
Other debtors	75.2	33.6
Prepayments and accrued income	103.6	88.3
	393.3	370.4
Non-current		
Trade debtors	13.5	21.0
Derivative financial instruments	5.4	6.5
Prepayments and accrued income	2.3	0.7
Other debtors	19.0	22.2
	40.2	50.4
	433.5	420.8

The majority of trade and other receivables are non-interest bearing. The carrying amount of trade and other receivables approximates fair value with no concentration of credit risk.

Further information on derivative financial instruments is included in note 22.

16 Short term investments

	2007 £million	2006 £million
Floating rate notes	157.3	202.9
Commercial paper	28.6	29.7
	185.9	232.6

Floating rate notes have a nominal value of £156.9 million (29 April 2006 £202.4 million), an effective yield of 5.72 per cent, (29 April 2006 4.79 per cent) and have an average expected maturity of 1.3 years (29 April 2006 2.0 years).

Commercial paper has an average maturity of 180 days (29 April 2006 76 days) and an average effective yield of 5.63 per cent (29 April 2006 4.61 per cent). The carrying amount of commercial paper approximates its fair value.

Short term investments include amounts which, together with certain cash and cash equivalents, are held under trust to fund customer support agreement liabilities as disclosed in notes 22 and 27.

17 Cash and cash equivalents

	2007 £million	2006 £million
Cash at bank	171.2	109.2
Money market deposits	269.3	508.3
	440.5	617.5

Cash at bank earns interest at floating rates based on daily bank deposit rates. Money market deposits are made for varying periods of up to 90 days with an average maturity of 30 days (29 April 2006 37 days) and earn interest at an average effective rate of 5.24 per cent (29 April 2006 4.47 per cent). The carrying amount of money market deposits approximates their fair value.

18 Borrowings

	2007 £million	2006 £million
Current		
Bank overdrafts	5.7	–
Other borrowings	2.9	8.8
	8.6	8.8
Non-current		
6.125% Guaranteed Bonds 2012	288.2	297.6
Other borrowings repayable:		
In more than one year and not more than two years	–	3.0
In more than two years and not more than five years	2.2	0.5
	290.4	301.1

Bank overdrafts are repayable on demand. The weighted average effective interest rate on bank overdrafts approximates 4.9 per cent (29 April 2006 5.5 per cent). The carrying amounts of overdrafts and current borrowings approximates their fair value.

Other borrowings include bank loans which had a weighted average effective yield of 5.49 per cent (29 April 2006 4.42 per cent) and an average maturity of 0.4 years (29 April 2006 1.4 years).

The 6.125% Guaranteed Bonds 2012 (the Guaranteed Bonds) are denominated in sterling with a nominal value of £300 million, paying interest annually, are unsecured, are guaranteed by DSG Retail Limited, a subsidiary undertaking, and are listed on the London Stock Exchange. Unless previously redeemed or purchased and cancelled they will be redeemed at par on 15 November 2012. The value of the bond excludes accrued interest of £8.3 million (29 April 2006 £8.3 million), included in trade and other payables. Further details of the bond are included in note 22.

	2007 £million	2006 £million
Available undrawn committed borrowing facilities		
Expiry:		
Within one year	–	25.0
In more than one year and not more than five years	400.0	400.0
	400.0	425.0

Notes to the Financial Statements continued

19 Obligations under finance leases

	2007 Minimum lease payments £million	2007 Present value of minimum lease payments £million	2006 Minimum lease payments £million	2006 Present value of minimum lease payments £million
Amounts payable under finance leases:				
Within one year	**8.2**	**7.3**	7.4	4.7
In more than one year and not more than five years	**33.5**	**24.5**	31.1	17.5
In more than five years	**184.1**	**70.7**	186.5	78.4
	225.8	**102.5**	225.0	100.6
Less future finance charges	**(123.3)**	**–**	(124.4)	–
Present value of lease obligations	**102.5**	**102.5**	100.6	100.6
Less amounts due within one year	**(1.0)**	**(1.0)**	(0.5)	(0.5)
Amounts due after more than one year	**101.5**	**101.5**	100.1	100.1

The majority of finance leases relate to properties in the UK where obligations are denominated in sterling and lease terms vary between 20 and 30 years. The effective borrowing rate on individual leases ranged between 5.61 per cent and 8.34 per cent (29 April 2006 between 5.61 per cent and 8.34 per cent). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The total value of minimum sub-lease payments expected to be received under non-cancellable sub-leases at 28 April 2007 was £1.6 million (29 April 2006 £2.5 million).

The fair value of the Group's lease obligations approximates their carrying amount.

20 Trade and other payables

	2007 £million	2006 £million
Current		
Trade creditors	**1,060.7**	847.4
Other taxation and social security	**83.7**	107.0
Derivative financial instruments	**14.4**	45.2
Other creditors	**173.1**	171.4
Accruals and deferred income – customer support agreements	**200.5**	241.7
Accruals and deferred income – other	**275.1**	231.5
	1,807.5	1,644.2
Non-current		
Derivative financial instruments	**23.3**	10.4
Other creditors	**10.8**	35.7
Accruals and deferred income – customer support agreements	**241.3**	300.6
Accruals and deferred income – other	**59.8**	40.3
	335.2	387.0
	2,142.7	2,031.2

The carrying amount of trade and other payables approximates their fair value. Further information on derivatives is included in note 22.

21 Provisions

	2007			2006		
	Restructuring £million	Other £million	Total £million	Restructuring £million	Other £million	Total £million
At beginning of period	**36.0**	**2.5**	**38.5**	14.2	0.5	14.7
Additions	**49.4**	**-**	**49.4**	35.5	2.8	38.3
Utilisation	**(35.5)**	**(1.3)**	**(36.8)**	(13.7)	(0.8)	(14.5)
At end of period	**49.9**	**1.2**	**51.1**	36.0	2.5	38.5
Provisions at end of period analysed as:						
Current	**31.5**	**1.2**	**32.7**	25.4	2.3	27.7
Non-current	**18.4**	**–**	**18.4**	10.6	0.2	10.8
	49.9	**1.2**	**51.1**	36.0	2.5	38.5

Additions during the period relate to costs associated with the reorganisation of the Group's distribution network, exit costs arising from the reorganisation and closure of the PC City France business and onerous lease contracts associated with the impairment of the UniEuro business. The amount charged to the income statement in respect of such reorganisations is further described in note 4. Amounts at 30 April 2006 and additions during the period predominantly comprise surplus leasehold property obligations and employee severance. Of the amounts included within non-current liabilities remaining at 28 April 2007, the majority are expected to be utilised within the next three years.

22 Financial instruments

(a) Financial risk management objectives and policies

A statement of the financial risk management objectives and policies in relation to financial instruments is contained in the Directors' Report under the section entitled "Treasury risks and policies". The Group's liquidity position is shown in the Business and Financial Review under the section entitled "Liquidity".

(b) Fair values of financial assets and liabilities

The following table sets out the fair values of financial assets and liabilities. For those financial assets and liabilities which bear either a floating rate of interest or no interest, fair value is estimated to be equivalent to book value. For receivables and payables classified as financial assets and liabilities in accordance with IAS 32, fair value is estimated to be equivalent to book value and therefore these amounts are not included in the table below.

	2007		2006	
	Book value £million	Fair value £million	Book value £million	Fair value £million
Cash and investments:				
Cash and cash equivalents	440.5	440.5	617.5	617.5
Short term investments	185.9	185.9	232.6	232.6
	626.4	626.4	850.1	850.1
Bank overdrafts	(5.7)	(5.7)	–	–
Other short term borrowings	(2.9)	(2.9)	(8.8)	(8.8)
Long term borrowings:				
6.125% Guaranteed Bonds 2012	(288.2)	(296.7)	(297.6)	(306.2)
Other	(2.2)	(2.2)	(3.5)	(3.5)
Obligations under finance leases	(102.5)	(102.5)	(100.6)	(100.6)
	(401.5)	(410.0)	(410.5)	(419.1)
Net funds	224.9	216.4	439.6	431.0
Derivatives held to:				
Manage the interest rate profile	(5.9)	(5.9)	4.4	4.4
Manage currency exposure	(8.3)	(8.3)	(38.6)	(38.6)
Hedge net assets	(5.9)	(5.9)	(8.5)	(8.5)
Hedge future transactions expected to occur within one year	(2.7)	(2.7)	(2.2)	(2.2)
Total derivatives	(22.8)	(22.8)	(44.9)	(44.9)
Derivatives analysed as:				
Trade and other receivables – current	9.5	9.5	4.2	4.2
Trade and other receivables – non-current	5.4	5.4	6.5	6.5
Trade and other payables – current	(14.4)	(14.4)	(45.2)	(45.2)
Trade and other payables – non-current	(23.3)	(23.3)	(10.4)	(10.4)
Total derivatives	(22.8)	(22.8)	(44.9)	(44.9)

Guaranteed Bonds are carried at amortised cost, plus a fair value adjustment, as a result of the fair value hedge discussed below. Included within the fair value is £8.3 million (2005/06 £8.3 million) of accrued interest.

Included in derivative financial instruments are forward foreign currency contracts, options, interest rate swaps and currency swaps. The interest rate swaps of the Group carry fixed interest rates of 6.125 per cent (29 April 2006 6.125 per cent) and floating rates of LIBOR. The currency swaps carry fixed rates ranging from 4.60 per cent to 5.72 per cent (29 April 2006 3.38 per cent to 4.74 per cent) and the main floating rates are based on EURIBOR and LIBOR which ranged between 4.90 per cent and 6.52 per cent (29 April 2006 3.67 per cent to 5.60 per cent).

The Group holds options to acquire equity interests in certain businesses. Such instruments are described in note 13.

22 Financial instruments continued

(c) Hedging activities

The Group manages exposures that arise on purchases and sales denominated in foreign currencies by entering predominantly into forward foreign exchange currency contracts. It also uses swaps and options to manage its interest rate and foreign exchange translation exposure. The Group designates financial instruments as hedges under IAS 39 as follows:

Cash flow hedges

The Group utilises currency derivatives to hedge significant future transactions and cash flows. The Group is a party to a variety of foreign currency forward contracts in the management of its transactional exchange rate exposures. These contracts are designed to cover exposures ranging between one month and one year. The associated fair value gains and losses will be transferred to inventories during this period.

The fair value of currency derivatives that are designated and effective as cash flow hedges and which have been deferred in equity amounts to a £2.7 million loss (2005/06 £2.1 million loss). Losses of £3.1 million and £5.4 million have been transferred out of equity into inventory and out of equity into the income statement, respectively, in respect of contracts matured in the period (2005/06 losses of £4.4 million and £7.8 million have been transferred out of equity into inventory and out of equity into the income statement, respectively).

Fair value hedges

At 28 April 2007, the Group had interest rate swaps in place with a notional amount of £300 million whereby it receives a fixed interest rate of 6.125 per cent and pays a variable rate equal to LIBOR plus a spread on the notional amount with a November 2012 maturity. The swaps are used to hedge the exposure to changes in the fair value of the Guaranteed Bonds. The Guaranteed Bonds and the swaps have the same critical terms. The fair value of interest rate swaps entered into as fair value hedges is a liability of £5.9 million (2005/06 an asset of £4.4 million).

Hedge of net investments in foreign operations

At 28 April 2007, the Group had forward foreign exchange contracts and cross currency swaps in place which have been designated as a hedge of the net investments in overseas subsidiaries. Gains and losses on the retranslation of these derivatives are transferred to equity to offset any gains or losses on translation of the net investments in the subsidiaries. The fair value of currency derivatives entered into as net investment hedges is a £5.9 million loss (2005/06 £8.5 million loss).

(d) Interest rate profile of financial assets and financial liabilities by currency

The following table sets out the interest rate exposure of the financial assets and liabilities of the Group. The financial instruments not included in the table for 2007 are non-interest bearing and are therefore not subject to interest rate risk.

					2007
	Sterling £million	Euro £million	US Dollar £million	Other currencies £million	Total £million
Cash and cash equivalents and short term investments:					
Floating rate	207.5	52.1	40.4	58.3	358.3
Fixed rate	224.1	44.0	–	–	268.1
	431.6	96.1	40.4	58.3	626.4
Borrowings:					
Floating rate	(48.3)	(250.7)	–	–	(299.0)
Obligations under finance leases:					
Fixed rate	(99.6)	(2.9)	–	–	(102.5)
	(147.9)	(253.6)	–	–	(401.5)
Net funds/(borrowings) at period end	283.7	(157.5)	40.4	58.3	224.9

Consolidated Financial Statements

22 Financial instruments continued

	2006				
	Sterling £million	Euro £million	US Dollar £million	Other currencies £million	Total £million
Cash and cash equivalents and short term investments:					
Floating rate	323.5	46.9	11.6	70.4	452.4
Fixed rate	386.0	11.7	–	–	397.7
	709.5	58.6	11.6	70.4	850.1
Borrowings:					
Floating rate	(48.8)	(261.1)	–	–	(309.9)
Obligations under finance leases:					
Fixed rate	(100.5)	(0.1)	–	–	(100.6)
	(149.3)	(261.2)	–	–	(410.5)
Net funds/(borrowings) at period end	560.2	(202.6)	11.6	70.4	439.6

Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument.

The principal sterling interest rate risks of the Group arise in respect of the Group's net cash and investments, and interest based credit commission. Each is based on floating interest rates and the two elements provide a degree of natural hedge against each other. Sterling cash and investments include £111.2 million (29 April 2006 £193.5 million) held under trust to fund customer support agreement liabilities. Sterling floating rate assets consist of floating rate notes together with cash, money market deposits and commercial paper. Sterling floating rate borrowings comprise bank overdrafts and £50 million of the Guaranteed Bonds that bear interest at rates based on LIBOR. The remaining £250 million of the Guaranteed Bonds have been swapped into floating rate euro borrowings. After taking account of interest rate swaps entered into by the Group, no sterling borrowings carry interest at fixed rates (29 April 2006 none).

Floating rate euro borrowings comprise £250 million of the Guaranteed Bonds swapped into EURIBOR and bank borrowings. These borrowings provide a hedge against certain euro denominated fixed asset investments and to finance working capital. After taking account of interest rate swaps entered into by the Group, no euro borrowings carry interest at fixed rates (29 April 2006 none).

Amounts in respect of other currencies relate to funds held within subsidiary companies, operating in the Nordic region and Central Europe.

(e) Credit risk
There are no significant concentrations of credit risk within the Group.

23 Capital and reserves

(a) Called up share capital

	2007 £million	2006 £million
Authorised		
4,980,252,496 (29 April 2006 4,980,252,496) ordinary shares of 2.5p each	**124.5**	124.5
Allotted and fully paid		
1,842,704,504 (29 April 2006 1,824,743,520) ordinary shares of 2.5p each	**46.1**	45.6

During the period 17,960,984 shares (2005/06 2,201,731 shares) were issued in respect of options exercised under employee share option schemes.

(b) Reconciliation of movements in equity

	Share capital £million	Share premium account £million	Other reserves £million	Retained earnings £million	Sub-total £million	Minority interests £million	Total equity £million
At 1 May 2005	47.3	142.1	42.6	1,165.8	1,397.8	21.5	1,419.3
Total recognised income and expense for the period	–	–	(16.0)	275.8	259.8	(4.0)	255.8
Equity dividends paid	–	–	–	(150.2)	(150.2)	–	(150.2)
Dividend paid to minority shareholder	–	–	–	–	–	(8.2)	(8.2)
Purchase and cancellation of own shares	(1.8)	–	1.8	(107.6)	(107.6)	–	(107.6)
Investment in own shares	–	–	(1.5)	–	(1.5)	–	(1.5)
Vesting of own shares	–	–	(0.8)	–	(0.8)	–	(0.8)
Share-based payments	–	–	–	8.8	8.8	–	8.8
Tax on share-based payments	–	–	–	5.6	5.6	–	5.6
Ordinary shares issued – employee options	0.1	2.4	–	–	2.5	–	2.5
– employee trusts	–	1.4	–	(1.4)	–	–	–
At 29 April 2006	45.6	145.9	26.1	1,196.8	1,414.4	9.3	1,423.7
Total recognised income and expense for the period	–	–	8.7	12.0	20.7	(2.7)	18.0
Equity dividends paid	–	–	–	(157.0)	(157.0)	–	(157.0)
Minority interests – acquisitions	–	–	–	–	–	11.7	11.7
– disposals	–	–	–	–	–	(16.5)	(16.5)
Transfers	–	–	(455.6)	434.8	(20.8)	20.8	–
Share-based payments	–	–	–	0.6	0.6	–	0.6
Tax on share-based payments	–	–	–	3.0	3.0	–	3.0
Ordinary shares issued – employee options	0.5	20.3	–	–	20.8	–	20.8
At 28 April 2007	**46.1**	**166.2**	**(420.8)**	**1,490.2**	**1,281.7**	**22.6**	**1,304.3**

Minority interests for 2006/07 comprise shareholdings in P. Kotsovolos S.A. (Kotsovolos) and FotoVista (2005/06 comprised shareholdings in The Link Stores Limited and Kotsovolos). The transfer between retained earnings and minority interests relates to the fair value remeasurement of a put option held by a minority shareholder as described in note 4.

A transfer of £425.5 million between other reserves and retained earnings has been made during the period. This relates to amounts within capital reserves which have been reclassified as available for distribution as further described below in note 23(c). A transfer of £20.8 million has been made between minority interests and other reserves to better classify the initial valuation of a put option held by a minority shareholder. A further transfer of £9.3 million has been made between retained earnings and other reserves representing the reclassification of the revaluation in 2006/07 of the above put option.

Consolidated Financial Statements

23 Share capital and reserves continued

(c) Other reserves

	Merger reserve £million	Capital reserves £million	Investment in own shares £million	Hedging reserve £million	Revaluation reserve £million	Total £million
At 1 May 2005	(386.1)	426.9	–	1.2	0.6	42.6
Total recognised income and expense for the period	–	–	–	(15.8)	(0.2)	(16.0)
Purchase and cancellation of own shares	–	1.8	–	–	–	1.8
Investment in own shares	–	–	(1.5)	–	–	(1.5)
Vesting of own shares	–	–	(0.8)	–	–	(0.8)
At 29 April 2006	(386.1)	428.7	(2.3)	(14.6)	0.4	26.1
Total recognised income and expense for the period	–	–	–	8.8	(0.1)	8.7
Transfers	–	(425.5)	–	–	(30.1)	(455.6)
At 28 April 2007	**(386.1)**	**3.2**	**(2.3)**	**(5.8)**	**(29.8)**	**(420.8)**

The merger reserve arose on the group reconstruction which occurred during 1999/00. The group reconstruction took the form of introducing a new parent company above the existing group and the merger reserve represents the difference between the capital structure of the new parent company and that of the former parent company.

The capital reserves as at 1 May 2005 and 29 April 2006 comprised a capital reduction reserve of £425.5 million which arose on the group reconstruction in 1999/00 referred to above, with the balance relating to a capital redemption reserve. Following approval by the Court on 2 April 2007 this reserve has been reclassified as available for distribution to shareholders and as a result has been transferred to retained earnings.

Own shares held by the Group represent shares in the Company held by Halifax EES Trustees International Limited (formerly Dixons TSR Trust Limited) further details of which are given in note 25. The 2,233,063 shares held at 28 April 2007 had a market value of £3.6 million (29 April 2006 2,233,063 shares held had a market value of £4.1 million) and their nominal value was £0.1 million (29 April 2006 £0.1 million).

Transfers to the revaluation reserve represent the valuation of put options held by a minority shareholder as described in note 23(b) above.

24 Dividends paid and proposed

	Per share	52 weeks ended 28 April 2007 £million	52 weeks ended 29 April 2006 £million
Amounts recognised as distributions to equity shareholders in the period – on ordinary shares of 2.5p each			
Final dividend for 2004/05	6.22p	–	115.2
Interim dividend for 2005/06	1.92p	–	35.0
Final dividend for 2005/06	6.53p	119.8	–
Interim dividend for 2006/07	2.02p	37.2	–
		157.0	150.2
Proposed final dividend for 2006/07	6.85p	**126.4**	–

As at 28 April 2007, the proposed final dividend for 2006/07 is subject to approval by shareholders at the annual general meeting and, accordingly, has not been recognised as a liability in these financial statements.

25 Employee share ownership trusts

Halifax EES Trustees International Limited (formerly Dixons TSR Trust Limited) is the trustee of a number of employee share ownership trusts (the Trusts). At 28 April 2007, the Trusts held shares in the Company which were predominantly for the purposes of satisfying potential awards to specified executive directors and senior employees under the Long Term Incentive Plan (LTIP). Details of the LTIP are given in the Remuneration Report in section (b)(ii).

The Company's aim is to hedge its obligations under the LTIP by buying shares through the Trusts to meet the anticipated future liability. The anticipated liability is regularly re-assessed during the relevant performance period and additional shares are purchased when required to meet an increase in this liability. The costs of funding and administering the Trusts are charged to the income statement in the period to which they relate. Shareholders' funds are reduced by the net book value of shares held in the Trusts which have not vested unconditionally.

Movements in the number of shares held by the Trusts is shown in the table below.

Investment in own shares:	2007 Number	2006 Number
At beginning of period	**2,233,063**	1,732,531
Additions	–	1,000,000
Releases	–	(499,468)
At end of period	**2,233,063**	2,233,063

Halifax EES Trustees International Limited has waived all dividends except for a total payment of 1p at the time each dividend is paid. The mid-market price of a share as at 28 April 2007 was 161.00 pence (29 April 2006 183.75 pence).

26 Share-based payments

(a) Equity settled

Share option plans

Employee Share Option Scheme (ESOS)

Options are granted annually to executive directors and other senior executives over shares having a market value at the time of grant equal to twice their basic salary. Prior to 2005/06, options were also granted to other employees in the UK and overseas on the basis of management grade and to further employees with more than three years' service. Vesting of options is based upon the level of growth in underlying diluted earnings per share (EPS) over a three year period, with the ability to exercise the options up to seven years after the vesting date.

Save As You Earn (SAYE)

The Group offers to all of its UK and Irish employees having completed the relevant period of service, share-based savings plans whereby amounts may be contributed up to a specified limit per plan and per employee. Three year and five year plans have been offered annually, with exercise prices set at a 20 per cent discount to the market share price on the date of grant. Exercise is conditional upon employees remaining employed by the Group for the full term of the plan. Employees can choose to withdraw their contributions in full from the plan at any time, together with any interest earned.

Details of equity settled share option plans outstanding during the year are as follows:

		2007		2006	
	Note	Number	Weighted average exercise price	Number	Weighted average exercise price
At beginning of period		123,744,984	£1.63	134,856,919	£1.64
Granted during the period	(i)	9,929,833	£1.56	9,065,673	£1.51
Forfeited during the period		(18,614,468)	£1.60	(15,174,312)	£1.72
Exercised during the period	(ii)	(17,960,984)	£1.15	(2,201,731)	£1.11
Expired during the period		(5,943,392)	£1.54	(2,801,565)	£1.83
At end of period	(iii), (iv)	91,155,973	£1.73	123,744,984	£1.63
Exercisable at end of period		133,125	£1.02	2,610,384	£1.43

	2007	2006
(i) weighted average fair value of options granted during the period	£0.41	£0.37
(ii) weighted average share price at the date of exercise	£1.81	£1.75
(iii) weighted average remaining contractual life for options outstanding	4.7 years	5.4 years
(iv) range of exercise prices for options outstanding	£0.82 – £3.35	£0.82 – £3.35

The fair value of equity settled share option plans and cash settled share-based payments (described in (b) below) granted is estimated as at the date of grant using the binomial or Black Scholes option pricing models taking into account the terms and conditions upon which the instruments were granted. The following table lists the inputs to the model used for the periods ended 28 April 2007 and 29 April 2006.

	2007	2006
Dividend yield	4.8 – 5.4%	5.2 – 5.6%
Historical and expected volatility	22.0 – 32.0%	34.0 – 35.7%
Risk-free interest rate	4.8 – 5.2%	4.3 – 4.4%
Expected remaining life of options	3.3 – 5.3 years	3.4 – 5.4 years
Weighted average share price	£1.83	£1.63

The expected remaining life of the options is based on historical data and is not necessarily indicative of the actual exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends. Actual outcome may differ from this assumption.

26 Share-based payments continued

Other equity settled share plans

Executive directors' and senior executives' Long Term Incentive Plan (LTIP)

Shares are provisionally awarded to executive directors, members of the Group Executive Committee and other participating senior executives and are based upon performance measured in terms of the Total Shareholder Return achieved by the Company over a three year period relative to the companies comprising the FTSE 100 Index.

Details of other equity settled share-based payments outstanding during the year are as follows:

		2007		2006	
	Note	Number	Weighted average exercise price	Number	Weighted average exercise price
At beginning of period		3,499,779	£1.48	2,169,507	£1.56
Provisionally awarded during the period	(i)	1,712,730	£1.84	2,019,392	£1.42
Forfeited during the period		–	–	(189,652)	£1.48
Exercised during the period	(ii)	–	–	(499,468)	£1.60
At end of period	(iii), (iv)	5,212,509	£1.60	3,499,779	£1.48
Exercisable at end of period		95,164	£1.53	95,164	£1.60

	2007	2006
(i) weighted average fair value of awards awarded during the period	£0.86	£0.75
(ii) weighted average share price at the date of exercise	–	£1.84
(iii) weighted average remaining contractual life for awards outstanding	1.1 years	1.5 years
(iv) range of exercise prices for awards outstanding	£1.34 – £1.84	£1.34 – £1.60

The fair value of such equity settled share-based payments granted is estimated as at the date of grant using either the Binomial option pricing model or Monte Carlo simulation taking into account the terms and conditions upon which the instruments were granted. The following table lists the inputs to the models used for the periods ended 28 April 2007 and 29 April 2006.

	2007	2006
Dividend yield	5.5%	5.0%
Historical and expected volatility	20.4%	36.2%
Risk-free interest rate	4.7%	4.5%
Expected life of awards	3.0 years	3.0 years
Weighted average share price	£1.85	£1.42

Further information concerning share-based incentive plans specific to directors is included in the Remuneration Report in sections (b) (ii) and (iii).

(b) Cash settled

Awards are granted to employees annually on the basis of a monetary amount determined by grade and length of service. Employees must remain in employment until the vesting date which occurs on the third anniversary of the date of grant. The vesting of such share-based payments for employees above a certain grade is determined based on the level of growth in EPS over a three year period. Such awards are settled in cash which is calculated based on the share price at the exercise date. The fair value of cash settled share-based payment plans is estimated as at the date of grant using the Binomial option pricing model taking into account the terms and conditions upon which the instruments were granted.

	2007 £million	2006 £million
Amount included within trade and other payables relating to cash settled share-based payments	2.9	0.7

Consolidated Financial Statements

26 Share-based payments continued

(c) Additional SAYE and ESOS information

During the period, the following options were granted to employees:

	SAYE			ESOS	
Employees	Exercise price pence	Number granted	Employees	Exercise price pence	Number granted
3,042	134.88	6,136,330	13	190.95	3,793,503

At 28 April 2007, directors and employees held options to subscribe for a total of 91,155,973 shares (29 April 2006 123,744,984) as follows:

	SAYE			ESOS	
Date of grant	Exercise price pence	Number	Date of grant	Exercise price pence	Number
7 Mar 2002	177.00	541,813	4 Aug 1997	145.50	729,166
6 Mar 2003	81.64	6,169,359	17 Aug 1998	132.00	1,083,864
3 Mar 2004	118.82	4,402,107	12 Oct 1998	140.00	36,080
2 Mar 2005	128.52	2,883,870	19 Jul 1999	334.75	8,077,772
27 Feb 2006	140.32	2,818,986	17 Jul 2000	273.00	4,844,749
26 Feb 2007	134.88	6,075,263	5 Feb 2001	269.00	31,902
			23 Jul 2001	231.00	6,873,107
			15 Feb 2002	228.00	34,620
			22 Jul 2002	161.00	5,784,057
			7 Feb 2003	102.45	133,125
			28 Jul 2003	134.00	13,859,261
			4 Aug 2004	158.35	17,833,531
			11 Oct 2004	174.20	329,125
			3 Aug 2005	158.95	4,926,437
			28 Feb 2006	171.75	56,622
			18 Jul 2006	190.95	3,631,157
		22,891,398			68,264,575

27 Notes to the cash flow statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

	52 weeks ended 28 April 2007 £million	52 weeks ended 29 April 2006 £million
Operating profit	97.4	261.9
Operating loss/(profit) – discontinued operations	5.7	(5.3)
Operating profit – continuing operations	103.1	256.6
Amortisation of acquired intangibles	4.7	1.8
Amortisation of other intangibles	24.1	23.8
Depreciation	109.8	106.5
Share-based payment charge	2.8	9.0
Share of post tax results of associates	(2.4)	(0.3)
Profit on disposal of property, plant & equipment	(7.6)	(7.6)
Profit on disposal of property, plant & equipment arising from restructuring	(4.4)	(9.0)
Net additions to non-underlying provisions and impairment	138.1	34.2
Operating cash flows before movements in working capital	368.2	415.0
Movements in working capital		
Increase in inventories	(164.2)	(16.5)
Increase in trade and other receivables	(11.9)	(11.4)
Increase in trade and other payables	165.9	35.7
	(10.2)	7.8
Cash generated from operations – continuing operations	358.0	422.8

(b) Analysis of net funds

	30 April 2006 £million	Cash flow £million	Disposals[a] £million	Acquisitions[b] £million	Other non-cash movements £million	Exchange movements £million	28 April 2007 £million
Cash and cash equivalents[i]	617.5	(175.2)	–	–	–	(1.8)	440.5
Bank overdrafts	–	(5.7)	–	–	–	–	(5.7)
	617.5	(180.9)	–	–	–	(1.8)	434.8
Short term investments	232.6	(46.9)	–	0.1	–	0.1	185.9
Borrowings due within one year	(8.8)	6.6	0.1	–	(1.2)	0.4	(2.9)
Borrowings due after more than one year	(301.1)	0.5	–	–	9.9	0.3	(290.4)
Obligations under finance leases	(100.6)	0.2	–	(2.0)	(0.1)	–	(102.5)
	(410.5)	7.3	0.1	(2.0)	8.6	0.7	(395.8)
Net funds	439.6	(220.5)	0.1	(1.9)	8.6	(1.0)	224.9

Notes to the Financial Statements continued

27 Notes to the cash flow statement continued

	1 May 2005 £million	Cash flow £million	Acquisitions[ii] £million	Other non-cash movements £million	Exchange movements £million	29 April 2006 £million
Cash and cash equivalents[i]	704.5	(86.7)	–	–	(0.3)	617.5
Overdrafts	(107.1)	107.1	–	–	–	–
	597.4	20.4	–	–	(0.3)	617.5
Short term investments	307.3	(74.7)	–	–	–	232.6
Borrowings due within one year	(20.6)	11.8	–	0.1	(0.1)	(8.8)
Borrowings due after more than one year	(304.7)	3.3	(2.7)	1.3	1.7	(301.1)
Obligations under finance leases	(55.5)	(45.1)	–	–	–	(100.6)
	(380.8)	(30.0)	(2.7)	1.4	1.6	(410.5)
Net funds	523.9	(84.3)	(2.7)	1.4	1.3	439.6

Funds held under trust to fund customer support agreements were £111.2 million (29 April 2006 £193.5 million). Net funds excluding amounts held under trust to fund customer support agreements totalled £113.7 million (29 April 2006 £246.1 million).

(i) Cash and cash equivalents are represented as a single class of assets on the face of the consolidated balance sheet. For the purposes of the consolidated cash flow, cash and cash equivalents comprise those amounts represented on the consolidated balance sheet as cash and cash equivalents, less bank overdrafts (which are disclosed separately on the consolidated balance sheet and as disclosed in note 18).

(ii) Excluding cash and cash equivalents and overdrafts.

28 Retirement benefit obligations

The Group operates a number of defined contribution and defined benefit pension schemes.

The principal scheme which operates in the UK includes a funded defined benefit section whose assets are held in a separate trustee administered fund. The scheme is valued by a qualified actuary at least every three years and contributions are assessed in accordance with the actuary's advice so as to spread the pension cost over the normal expected service lives of members. Since 1 September 2002, the defined benefit section of the scheme has been closed to new entrants. Membership of the defined contribution section is offered to eligible employees.

In the Nordic region, the Group operates secured defined benefit pension schemes with assets held by a life insurance company and an unsecured pension arrangement. In addition, contributions are made to a state pension scheme.

In other territories, the Group also provides other additional post employment benefits. In particular, in Greece and Italy, the Group has state related obligations to fund post employment benefits to employees. These benefits are unfunded.

(a) Defined contribution pension schemes

The pension charge in respect of defined contribution schemes was £2.2 million (2005/06 £2.3 million). A further £0.1 million (2005/06 £0.1 million) provision was made in respect of the Nordic unsecured pension arrangement.

28 Retirement benefit obligations continued

(b) UK Defined benefit pension scheme – actuarial valuation and assumptions

A full actuarial valuation of the UK scheme was carried out as at 5 April 2004 using the projected unit method and has been used to determine the level of funding to the scheme. A further actuarial valuation as at 5 April 2007 is currently underway, however, results are not expected to be available until late in 2007. The Group's contribution rate for the period ended 28 April 2007, agreed in consultation with the trustee's actuaries, was 12.9 per cent (2005/06 11.9 per cent). The contribution rate for future periods is currently planned to remain at this level. With effect from 6 April 2007, the scheme will operate on a career average revalued earnings arrangement where benefits will be earned for each year of pensionable service as opposed to being calculated with reference to salary near to date of retirement.

The principal actuarial assumptions as at 5 April 2004 used for determining costs and contributions were:

	Rate per annum
Rate of increase in pensionable salaries	4.0%
Rate of increase to pensions – Guaranteed Minimum Pension	2.75%
– Pension in excess of Guaranteed Minimum Pension	2.75%
Discount rate for accrued benefits	6.5%
Inflation	2.5%
Investment return for future service benefits	6.75%

At 5 April 2004, the market value of the scheme's investments was £422 million and, based on the above assumptions, the value of the assets was sufficient to cover 87 per cent of the benefits accrued to members after allowing for expected future increases in earnings. The value of liabilities exceeded assets by £62 million.

(c) UK Defined benefit pension scheme – IAS 19

The following summarises the components of net benefit expense recognised in the consolidated income statement, the funded status and amount recognised in the consolidated balance sheet. The methodologies set out in IAS 19 are different from those used by the scheme actuaries in determining funding arrangements.

(i) Effects of commutation on valuation of UK Defined benefit pension scheme

Up to and including the year ended 29 April 2006, in line with common actuarial practice, the actuarial valuation of the UK Defined benefit pension scheme did not take account of members exchanging pension at retirement for a tax free lump sum (commutation). Such an approach results in a higher valuation of the ultimate liabilities of the plan compared with that which would be generated if expected commutations were taken into account.

Following changes introduced by the Finance Act with effect from April 2006, the UK Defined benefit pension scheme has implemented revised terms for commutations such that a higher commutable amount is now permitted. These changes amplify the difference in potential liabilities obtained by using the two different methods. As a result of this and in line with actuarial practice which has evolved since April 2006, the Group has changed the valuation methodology to include expected commutations.

This change has had the effect of reducing the defined benefit obligation as shown in note (iv) below. This reduction can be attributed partly to the change in commutable amount and accordingly has been accounted for in the income statement as a change in benefits as shown in note (iii) below. The remainder of the reduction relates to a change in assumptions and has therefore been recognised in the statement of recognised income and expense as shown in note (v) below.

28 Retirement benefit obligations continued

(ii) Principal assumptions adopted

Rates per annum	2007	2006
Discount rate	**5.6%**	5.3%
Rate of increase in pensionable salaries	**4.5%**	4.3%
Rate of increase in pensions in payment/deferred pensions	**3.0%**	2.8%
Inflation	**3.0%**	2.8%

The Group uses certain mortality rate assumptions when calculating scheme obligations. The demographic assumptions used are those underlying the last formal actuarial valuation of the scheme as at 5 April 2004. In particular, post retirement mortality has been assumed to follow the standard tables PMA/PFA 92 (C = 2004), with a 0.25 per cent reduction to the discount rate in payment to allow for future mortality improvement. Such tables represent an average expected longevity of 84.2 years for men and 87.4 years for women (2005/06 84.1 years for men and 87.2 years for women). The current mortality rates include prudent allowance for future improvements in longevity and also take account of historical experience.

(iii) Amounts recognised in income statement

	2007 £million	2006 £million
Current service cost	**(17.3)**	(18.9)
Curtailment gain	**0.8**	0.6
Underlying operating charge	**(16.5)**	(18.3)
Effect of change in benefits	**4.7**	–
Total operating charge	**(11.8)**	(18.3)
Expected return on scheme assets	**42.8**	34.2
Interest cost on benefit obligations	**(38.3)**	(34.8)
Net other finance income/(cost)	**4.5**	(0.6)
Total charged to profit before tax	**(7.3)**	(18.9)

The Group expects to contribute £14.0 million to its UK Defined benefit pension scheme in 2007/08.

28 Retirement benefit obligations continued

(iv) Amounts recognised in the balance sheet

	2007 £million	2006 £million
Present value of defined benefit obligations	(726.7)	(732.5)
Fair value of scheme assets	688.3	590.8
Net obligation	(38.4)	(141.7)

Changes in the present value of the defined benefit obligation:	2007 £million	2006 £million
Opening obligation	732.5	642.1
Current service cost	17.3	18.9
Curtailment gains	(0.8)	(0.6)
Employee contributions	8.3	9.2
Interest cost	38.3	34.8
Actuarial (gains)/losses on obligation	(25.0)	45.6
Change in valuation methodology – effect of change in benefits	(4.7)	–
– effect of change in assumptions	(18.8)	–
Benefits paid	(20.4)	(17.5)
Closing obligation	726.7	732.5

Changes in the fair value of scheme assets:	2007 £million	2006 £million
Opening fair value	590.8	455.6
Expected return	42.8	34.2
Employer contributions – regular	14.9	16.6
– special	50.0	–
Employee contributions	8.3	9.2
Actuarial gains	1.9	92.7
Benefits paid	(20.4)	(17.5)
Closing fair value	688.3	590.8

	28 April 2007			29 April 2006		
Analysis of scheme assets:	Long term expected rate of return	£million	% of fair value of total scheme assets	Long term expected rate of return	£million	% of fair value of total scheme assets
Equities	8.0%	441.8	64%	8.0%	454.9	77%
Property	6.4%	47.2	7%	–	–	–
Bonds/gilts	5.0%	198.2	28%	4.6%	106.3	18%
Cash	5.0%	1.1	1%	4.5%	29.6	5%
		688.3			590.8	

The overall expected rate of return on assets is determined based on the market prices prevailing at the balance sheet date, applicable to the period over which the obligation is to be settled. Actual return on UK Defined benefit pension scheme assets was £44.7 million (2005/06 £126.9 million). The actual return on other post employment benefit scheme assets was not significant.

28 Retirement benefit obligations continued

(v) Experience adjustments recognised in the statement of recognised income and expense

	2007 £million	2006 £million	2005 £million	2004* £million
Gain/(loss) on scheme liabilities	**25.0**	(45.6)	(52.6)	74.0
Effect of change in valuation methodology	**18.8**	–	–	–
Gain/(loss) from actual less expected return on assets	**1.9**	92.7	(6.7)	38.8
Actuarial gains/(losses)	**45.7**	47.1	(59.3)	112.8
Cumulative actuarial gain/(loss)	**33.5**	(12.2)	(59.3)	–

*As at the transition date to IFRS on 2 May 2004.

(d) Other post employment benefits

The Group offers other post employment benefits to employees in overseas locations, including the defined benefit schemes in the Nordic region which are referred to above. At 28 April 2007, the net obligation in relation to these benefits was £13.3 million (2005/06 £12.6 million). The charge to operating profit was £3.3 million (2005/06 £3.5 million).

(e) Sensitivities

The value of scheme assets is sensitive to market conditions, particularly equity values. Changes in assumptions used for determining retirement benefit costs and liabilities may have a material impact on the income statement and the balance sheet. The main financial assumptions are the discount rate, the rate of inflation and the assumed mortality rate. The following table provides an estimate of the potential impacts of each of these variables.

(Increase)/decrease:	Underlying charge before tax £million	Net deficit £million
Discount rate: 0.25% increase	1.4	35.6
Inflation rate: 0.25% increase*	(1.0)	(17.7)
Mortality rate: one year increase	(1.4)	(18.3)

*The increase in scheme benefits provided to members on retirement is subject to an inflation cap.

29 Acquisitions

Acquisitions during the 52 weeks ended 28 April 2007

On 3 July 2006, the Group acquired a controlling 77 per cent interest in FotoVista S.A. (FotoVista) for consideration and costs of €264.3 million (£183.7 million) satisfied in cash. FotoVista is the parent company of PIXmania, a leading European e-tailer of digital photographic and consumer electronic products.

FotoVista

	Net assets acquired £million	Fair value adjustments £million	Accounting policy alignment adjustments £million	Fair value to the Group £million
Goodwill	8.3	–	(8.3)	–
Acquired intangibles	59.3	(18.6)	–	40.7
Other intangibles	2.8	–	–	2.8
Property, plant & equipment	7.6	(0.1)	–	7.5
Cash and cash equivalents	6.9	(0.6)	–	6.3
Other assets	80.6	(10.8)	–	69.8
Assets held for sale	–	10.4	–	10.4
Other liabilities	(74.6)	(12.1)	–	(86.7)
Net assets	90.9	(31.8)	(8.3)	50.8
Less minority interest				(11.7)
Share of net assets acquired				39.1
Goodwill on acquiring control				144.6
Consideration and costs				183.7

Assets held for sale relate to Primaphot which was disposed on 29 March 2007 and which is further described in note 30.

	Operating loss £million
Results recognised in income statement	(1.9)

Consolidated Financial Statements

29 Acquisitions continued

Other acquisitions

	Net assets acquired £million	Fair value adjustments £million	Accounting policy alignment adjustments £million	Fair value to the Group £million
Property, plant & equipment	0.2	–	–	0.2
Other assets	1.0	–	–	1.0
Other creditors	(1.7)	–	–	(1.7)
Net assets	(0.5)	–	–	(0.5)
Add share of net liabilities previously held as an associated undertaking				0.2
Share of net assets acquired				(0.3)
Goodwill on acquiring control				2.4
Goodwill arising from contingent consideration on prior period acquisition				1.3
Consideration and costs				3.4

	Operating loss £million
Results recognised in income statement	(0.3)

Other acquisitions mainly comprise small local electrical retailers based mainly in the Nordic region for which consideration was satisfied in cash.

Aggregated acquisitions

	£million
Total consideration paid for current period acquisitions, net of cash acquired	179.5
Deferred and contingent consideration for prior period acquisitions	5.5
Total paid for the 52 weeks ended 28 April 2007	185.0

	Revenue £million	Operating profit £million
Group results had acquisition dates been 30 April 2006	7,987.9	102.7

There was no material difference between the operating profits arising from acquisitions and operating or other cash flows contributed by these acquisitions. Costs of acquisitions comprise advisors' fees.

29 Acquisitions continued

Acquisitions during the 52 weeks ended 29 April 2006

On 1 March 2006, the Group acquired Adiumentum OY (trading as Markantalo), the number two electrical retailer in Finland for cash consideration and costs of €48.4 million (£33.6 million).

Markantalo

	Net assets acquired £million	Fair value adjustments £million	Accounting policy alignment adjustments £million	Fair value to the Group £million
Goodwill	0.6	–	(0.6)	–
Acquired intangibles	7.2	–	–	7.2
Property, plant & equipment	4.1	–	–	4.1
Cash and cash equivalents	0.5	–	–	0.5
Other assets	23.2	(0.5)	–	22.7
Borrowings	(2.7)	–	–	(2.7)
Other liabilities	(17.9)	(0.1)	–	(18.0)
Net assets	15.0	(0.6)	(0.6)	13.8
Goodwill on acquiring control				19.8
Consideration and costs				33.6

	Operating profit £million
Results recognised in income statement	0.7

Other acquisitions mainly comprised Equanet Holdings Limited, a business to business reseller of computer and communications equipment in the UK which was purchased on 24 August 2005 and Area Interactiva SA, an e-commerce retailer of computing equipment and peripherals operating in Spain and which was purchased on 2 August 2005. Consideration was satisfied in cash.

Other acquisitions

	Net assets acquired £million	Fair value adjustments £million	Accounting policy alignment adjustments £million	Fair value to the Group £million
Goodwill	9.2	–	(9.2)	–
Acquired intangibles	3.4	–	–	3.4
Other intangible assets	0.4	(0.4)	–	–
Property, plant & equipment	0.4	–	–	0.4
Cash and cash equivalents	0.2	–	–	0.2
Other assets	14.5	(0.3)	–	14.2
Other creditors	(13.2)	(0.2)	–	(13.4)
Net assets	14.9	(0.9)	(9.2)	4.8
Goodwill on acquiring control				14.9
Consideration and costs				19.7

	Operating profit £million
Results recognised in income statement	1.5

29 Acquisitions continued

Aggregated acquisitions

	£million
Total consideration paid for current period acquisitions, net of cash acquired	52.6
Deferred consideration for prior period acquisitions	4.2
Total paid for the 52 weeks ended 29 April 2006	56.8

	Revenue £million	Operating profit £million
Group results had acquisition dates been 1 May 2005	7,089.7	260.4

There was no material difference between the operating profits arising from acquisitions and operating or other cash flows contributed by these acquisitions. Costs of acquisitions comprise advisors' fees.

30 Disposals

On 15 September 2006, the Group disposed of its 60 per cent holding in The Link to O_2 (UK) Limited for consideration of £30.5 million. On 28 April 2007, the Group disposed of Genesis for consideration of £5.9 million, which is receivable in tranches between July 2007 and October 2008. On 29 March 2007, the Group disposed of Primaphot, a collection of personal photography businesses forming part of FotoVista which were purchased exclusively with a view for resale. Consideration less costs and net of cash disposed was €21.0 million (£14.3 million) and part of these proceeds were applied to repay intercompany debt with FotoVista.

The Link and Genesis comprised what was formerly the Communications division and have accordingly been classified as discontinued operations. Primaphot has also been classified as a discontinued operation owing to its status on acquisition as being held exclusively for resale.

The net assets disposed of for The Link and Genesis were as follows:

	The Link £million	Genesis £million	Total £million
Goodwill	–	27.8	27.8
Intangible assets	4.4	1.7	6.1
Property, plant & equipment	8.1	4.1	12.2
Cash and cash equivalents	5.8	1.0	6.8
Other assets	45.7	14.4	60.1
Current liabilities	(22.6)	(13.7)	(36.3)
Equity minority interest	(16.5)	–	(16.5)
Net assets disposed	24.9	35.3	60.2
Profit/(loss) on disposal	1.0	(29.8)	(28.8)
	25.9	5.5	31.4
Consideration	30.5	5.9	36.4
Disposal fees and exit costs	(4.6)	(0.4)	(5.0)
Consideration and costs	25.9	5.5	31.4

Disposal fees mainly comprise fees payable to advisors. Exit costs mainly comprise asset write downs and impairments together with associated termination costs. There is no tax arising on this profit due to the availability of capital losses brought forward.

30 Disposals continued

Cash flow from disposal of The Link and Genesis

	The Link £million	Genesis £million	Total £million
Consideration	30.5	–	30.5
Disposal fees and exit costs	(4.2)	–	(4.2)
Net cash and cash equivalents disposed of with subsidiary	(5.8)	(1.0)	(6.8)
Net cash inflow/(outflow)	20.5	(1.0)	19.5

Results from discontinued operations

The loss after tax from discontinued operations of £5.6 million consists of The Link, Genesis and Primaphot. The operating loss and the loss after tax for Primaphot from the date of acquisition to the date of disposal is £2.4 million. The results for The Link and Genesis are as follows.

	52 weeks ended 28 April 2007		52 weeks ended 29 April 2006	
	The Link £million	Genesis £million	The Link £million	Genesis £million
Revenue	99.8	75.0	331.4	87.6
Expenses	(104.6)	(73.5)	(332.5)	(81.2)
Operating (loss)/profit	(4.8)	1.5	(1.1)	6.4
Finance income	0.6	–	1.7	–
(Loss)/profit before tax	(4.2)	1.5	0.6	6.4
Income tax expense	–	(0.5)	(0.9)	(2.1)
(Loss)/profit after tax from discontinued operations	(4.2)	1.0	(0.3)	4.3
Profit/(loss) on disposal of discontinued operations	1.0	(29.8)	–	–
Tax on profit/(loss) on disposal	–	–	–	–
(Loss)/profit for the period	(3.2)	(28.8)	(0.3)	4.3
Attributable to:				
Equity shareholders of the parent company	2.4	(28.8)	5.1	4.3
Minority interests	(5.6)	–	(5.4)	–
	(3.2)	(28.8)	(0.3)	4.3

Cash flows from discontinued operations

Cash flows from discontinued operations of £30.0 million consists of The Link, Genesis and Primaphot. The net cash outflow relating to Primaphot all of which relates to operating activities is £2.4 million.

	52 weeks ended 28 April 2007		52 weeks ended 29 April 2006	
	The Link £million	Genesis £million	The Link £million	Genesis £million
Operating activities	(16.0)	(11.5)	(6.0)	4.7
Investing activities	0.4	(0.4)	(2.1)	(2.1)
Financing activities	–	(0.1)	(8.2)	0.2
	(15.6)	(12.0)	(16.3)	2.8

Cash flows from investing activities relate to interest received and capital expenditure. Cash flows from financing activities comprise dividends paid to minority shareholders.

Notes to the Financial Statements continued

31 Capital commitments

	2007 £million	2006 £million
Contracted for but not provided for in the accounts	6.3	15.4

32 Contingent liabilities

	2007 £million	2006 £million
Guarantees	92.7	59.1
Other	6.1	5.5
	98.8	64.6

Guarantees comprise potential obligations to financial institutions in respect of activities undertaken in the normal course of business. In addition, contingent liabilities also exist in respect of lease covenants relating to premises assigned to third parties.

33 Operating lease commitments

	2007		2006	
Total undiscounted future committed payments due:	Land and buildings £million	Other assets £million	Land and buildings £million	Other assets £million
Within one year	328.8	4.2	308.7	1.8
Between two and five years	1,198.9	4.7	1,154.4	4.7
After five years	2,118.6	0.1	2,417.5	–
	3,646.3	9.0	3,880.6	6.5

Total future minimum sub-lease payments expected to be received under non-cancellable sub-leases at 28 April 2007 was £44.0 million (29 April 2006 £55.2 million).

34 Related party transactions

Transactions between group undertakings, which are related parties, have been eliminated on consolidation and accordingly are not disclosed.

The Company made charitable donations of £875,000 (2005/06 £875,000) to The DSG international Foundation, the Group's registered charitable trust. The Company is the sole benefactor of the Foundation, the principal beneficiaries of which are concerned with education, community affairs, health and disabilities, heritage and the environment.

Steve Rosenblum, a member of key management personnel, together with close family members and companies controlled by them, own 22.0 per cent of FotoVista, a company controlled by the Group. During the period, Steve Rosenblum received management fees of €129,000 (£88,000) with respect to this. Steve Rosenblum and a close family member hold call options over shares in FotoVista up to a combined shareholding of up to 16.8 per cent which are exercisable subject to the achievement of targets related to earnings and certain capitalisation values up to 30 April 2009.

As further described in note 30, the Group disposed of FotoVista's photography business Primaphot. Steve Rosenblum together with close family members acquired 24.5 per cent of this business.

Steve Rosenblum and a close family member own two buildings which are occupied and leased by group undertakings. During the year ended 28 April 2007, total rental payments of €809,000 (£550,000) were charged in relation to these properties and €140,000 (£95,000) was accrued in the balance sheet at 28 April 2007.

34 Related party transactions continued

Remuneration of directors and key management personnel

The remuneration of non-executive directors, executive directors, and members of the Group Executive Committee, who are the key management personnel of the Group, is set out below. Further information about individual directors' remuneration, share interests, share options, pensions and other entitlements, which form part of these financial statements, is given in the parts of the directors' Remuneration Report which are described as having been audited.

	2007 £million	2006 £million
Short term employee benefits	4.0	3.8
Post employment benefits	0.1	0.1
Termination benefits	0.1	–
Share-based payment	1.0	1.1

35 Principal subsidiary undertakings

The directors consider that to give full particulars of all group undertakings would lead to a statement of excessive length. A full list of group undertakings is attached to the latest annual return. The following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the directors, principally affect the consolidated financial statements of the Group at 28 April 2007:

Coverplan Insurance Services Limited
DSG international Holdings Limited[1]
DSG international Insurance Services Limited – Isle of Man
DSG Retail Ireland Limited – Ireland
DSG Retail Limited
Electro World Magyarország Kereskedelmi És Szolgáltató Kft – Hungary
Electro World s.r.o. – Czech Republic
Electro World Polska sp. zo.o. – Poland
El-Giganten AB – Sweden
El-Giganten AS – Denmark
Elkjøp Nordic AS – Norway
FotoVista S.A. – France (76.9%)
Gigantti OY – Finland
Markantalo OY – Finland
PC City Spain S.A.U. – Spain
P. Kotsovolos S.A. – Greece (79.1%)
UniEuro S.p.A. – Italy

(1) A direct subsidiary undertaking of DSG international plc and a holding company.

Unless otherwise indicated, principal subsidiary undertakings are engaged in retail activities and are wholly owned and incorporated in Great Britain. All group undertakings operate in their country of incorporation.

36 Post balance sheet events

On 24 May 2007, following the exercise of a put option by Fourlis Holding SA, the main minority shareholder of Kotsovolos, the Group acquired a further 10 per cent in Kotsovolos for a cash consideration of €22.9 million (£15.6 million). The acquisition increases the Group's total interest in Kotsovolos to 89.1 per cent.

In 2004/05, a co-operation agreement was entered into by the Group with Eldorado Group (Eldorado) granting the Group the option to acquire Eldorado in tranches up to 100 per cent by 2011. On 19 June 2007, the directors notified Eldorado that the Group was terminating this option arrangement.

Details of the dividends proposed but awaiting approval and relating to the current financial period are shown in note 24.

Independent Auditors' Report on the Parent Company Financial Statements

To the members of DSG international plc
We have audited the parent company financial statements of DSG international plc for the 52 weeks ended 28 April 2007 which comprise the balance sheet and the related notes (a) to (n). These individual company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Group financial statements of DSG international plc for the 52 weeks ended 28 April 2007 and on the information in the directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report as to whether in our opinion the information given in the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information presented in the Business and Financial Review and the Corporate Responsibility Review that is cross referred from the Business and Operating Review section of the Directors' Report.

In addition, we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the parent company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion
In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 28 April 2007 and of its profit for the year then ended;
- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London 20 June 2007

Balance Sheet of the Parent Company

	Note	28 April 2007 £million	29 April 2006 £million
Fixed assets			
Tangible assets	c	0.4	0.6
Investments	d	1,703.0	1,703.0
		1,703.4	1,703.6
Current assets			
Debtors	e	638.2	519.2
Cash at bank and in hand		21.1	131.0
		659.3	650.2
Creditors – falling due within one year	f	(1,218.7)	(1,362.0)
Net current liabilities		(559.4)	(711.8)
Total assets less current liabilities		1,144.0	991.8
Creditors – falling due after more than one year			
Borrowings	g	(283.5)	(293.3)
Provisions	h	(0.2)	(0.3)
		860.3	698.2
Capital and reserves	k		
Called up share capital		46.1	45.6
Share premium account		166.2	145.9
Investment in own shares		(2.3)	(2.3)
Capital reserve		3.2	428.7
Profit and loss account		647.1	80.3
Equity shareholders' funds		860.3	698.2

The financial statements were approved by the directors on 20 June 2007 and signed on their behalf.

John Clare
Group Chief Executive

Kevin O'Byrne
Group Finance Director

Notes to the Parent Company Financial Statements

(a) Accounting policies
The unconsolidated financial statements for the Company have been prepared in accordance with UK law and applicable UK GAAP accounting standards.

(i) Accounting convention
The financial statements are prepared under the historical cost convention as modified by the revaluation of certain derivative financial instruments to fair value. Accounting policies have been consistently applied throughout the current and preceding periods. The principal accounting policies are set out below:

(ii) Operating leases
Rentals payable under property leases are charged to the profit and loss account in equal instalments up to each market rent review date throughout the lease term. Rentals payable under leases for plant and machinery are charged to the profit and loss account in equal instalments over the total lease term.

(iii) Share-based payments
The Company issues equity settled share-based payments to certain employees which are measured at fair value at the date of grant. This fair value is expensed in the profit and loss account on a straight line basis over the vesting period, based on an estimate of the number of shares that will eventually vest as adjusted for any non-market conditions.

A liability equal to the portion of services received from employees is recognised at the current fair value determined at each balance sheet date for cash settled share-based payments.

(iv) Translation of foreign currencies
Monetary assets and liabilities denominated in foreign currencies are retranslated at the rates of exchange ruling at the balance sheet date. Exchange gains and losses arising on settlement or retranslation of monetary assets and liabilities are included in the profit and loss account.

(v) Tangible fixed assets
Tangible fixed assets are stated at cost less accumulated depreciation and, where appropriate, provision for impairment or estimated loss on disposal. Depreciation is provided to write off the cost of the assets by equal instalments over their estimated useful lives. The rates used are:

Fixtures, fittings and equipment – between 10 per cent and 33⅓ per cent per annum.

(vi) Investments
Investments held as fixed assets are stated at cost, less any provision for impairment in value.

Short term investments are stated at the lower of cost and net realisable value with the exception of assets held to maturity, which are stated at cost net of amortised premium or discount.

(vii) Taxation
Current taxation
Current taxation is the expected tax payable on the taxable income for the period, using prevailing tax rates and adjusted for any tax payable in respect of previous years.

Deferred taxation
Deferred tax is provided for in full on all timing differences which have not reversed at the balance sheet date. No provision is made for tax which would become payable on the distribution of retained profits of overseas subsidiaries or associated undertakings, unless the distribution of such earnings has been accrued in the balance sheet. Deferred tax assets are only recognised to the extent that they are regarded as more likely than not that they will be recovered. Deferred tax balances are not discounted.

(a) Accounting policies continued

(viii) Borrowings

Borrowings are initially recorded at the consideration received less directly attributable transaction costs.

Transaction costs are amortised through the income statement using the effective interest method and the unamortised balance is included as part of the related borrowing at the balance sheet date. A fair value adjustment is made to the borrowing where hedge accounting has been applied.

(ix) Post retirement benefits

The expected cost of providing pensions under the defined benefit pension scheme arrangements, as calculated periodically by qualified actuaries, is charged to the profit and loss account so as to spread the pension cost over the normal expected service lives of members in such a way that the pension cost is a substantially level percentage of current and expected future pensionable payroll.

It is not practical to allocate the underlying assets and liabilities of the defined benefit section to individual companies, on a consistent and reasonable basis. Therefore, following full implementation of FRS 17, the Company has accounted for its contributions to the defined benefit section of the scheme as if it were a defined contribution scheme.

The Company's contributions to the defined contribution section of the pension scheme are charged to the profit and loss account on an accruals basis as they become payable.

(x) Derivative financial instruments ("derivatives")

Derivatives are classified as current assets or liabilities when they are deemed to be held for trading. Derivatives are classified as non-current assets or liabilities where a hedge relationship is identified and the remaining maturity of the hedged item is greater than 12 months from the balance sheet date.

Fair values are derived from market values. The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

Hedge accounting

The Company's activities expose it primarily to the financial risks associated with changes in interest rates and foreign currency exchange rates. The Company uses derivative financial instruments such as interest rate swaps to hedge these risks. The Company does not use derivative financial instruments for speculative purposes.

Where hedge accounting is to be applied, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for *hedge accounting*.

The accounting treatment of derivatives that qualify for hedge accounting is dependent on how they are designated. The designations and accounting treatments applicable to the Company are explained below:

(a) Accounting policies continued

Fair value hedges

The Company uses interest rate swaps to hedge the exposure to changes in the fair value of recognised assets and liabilities.

Derivative financial instruments that meet the "fair value" hedging requirements are recognised in the balance sheet at fair value with corresponding fair value movements recognised within interest in the income statement. For an effective fair value hedge, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in the income statement. To the extent that the designated hedge relationship is fully effective, the amounts in the income statement offset each other. As a result, only the ineffective element of any designated hedging relationship impacts the income statement. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item for which the effective interest method is used, is amortised to the income statement over the period to maturity.

(xi) Cash flow statement

As permitted by FRS 1 (Revised 1996) "Cash flow statements", the Company has not prepared a cash flow statement because it has already produced a consolidated cash flow statement which is publicly available.

(b) Directors' and auditors' remuneration

Details of directors' remuneration, share interests, share options, pensions and other entitlements, which form part of these financial statements, are given in the parts of the directors' Remuneration Report which are described as having been audited. Fees paid to the auditors in respect of their audit of the Company were £0.1 million (2005/06 £0.1 million).

(c) Tangible fixed assets

	Fixtures, fittings and equipment £million
Cost	
At 28 April 2007 and 29 April 2006	1.0
Depreciation	
At 30 April 2006	0.4
Charge for the period	**0.2**
At 28 April 2007	**0.6**
Net book value	
At 28 April 2007	**0.4**
At 29 April 2006	0.6

Notes to the Parent Company Financial Statements continued

(d) Fixed asset investments

	Subsidiary undertakings £million
At 28 April 2007 and 29 April 2006	1,703.0

Details of the principal subsidiary undertakings are set out in note 35 to the consolidated financial statements.

(e) Debtors

	2007 £million	2006 £million
Amounts due from subsidiary undertakings	595.9	461.4
Deferred taxation asset	0.4	0.3
Other debtors	40.0	55.8
Prepayments and accrued income	1.9	1.7
	638.2	519.2

(f) Creditors – falling due within one year

	2007 £million	2006 £million
Bank overdrafts	1.1	–
Amounts due to subsidiary undertakings	1,206.0	1,345.1
Accruals and deferred income	11.6	16.9
	1,218.7	1,362.0

(g) Creditors – falling due after more than one year

	2007 £million	2006 £million
Borrowings		
6.125% Guaranteed Bonds 2012	283.5	293.3

The sterling denominated 6.125% Guaranteed Bonds 2012 (the Guaranteed Bonds), which are unsecured, are guaranteed by DSG Retail Limited, a subsidiary undertaking, and are listed on the London Stock Exchange. Unless previously redeemed or purchased and cancelled they will be redeemed at par on 15 November 2012. Further details are included in notes 18 and 22(d) of the consolidated financial statements.

(h) Provisions

	£million
At 30 April 2006	0.3
Utilised	(0.1)
At 28 April 2007	**0.2**

Amounts remaining in provisions comprise onerous lease obligations which are expected to be utilised within one year.

(i) Deferred taxation asset

	£million
At 30 April 2006	0.3
Movement in the period	0.1
At 28 April 2007	**0.4**

Deferred taxation assets are included within debtors in note (e).

(j) Contingent liabilities

	2007 £million	2006 £million
Other guarantees	**98.8**	64.2

Other guarantees comprise potential obligations to financial institutions in respect of activities undertaken in the normal course of business.

(k) Shareholders' funds and share capital

Shareholders' funds

	Share capital £million	Share premium account £million	Investment in own shares £million	Capital reserves £million	Profit and loss account £million	Total £million
At 30 April 2006	45.6	145.9	(2.3)	428.7	80.3	698.2
Profit for the period	–	–	–	–	298.3	298.3
Equity dividends paid	–	–	–	–	(157.0)	(157.0)
Transfer	–	–	–	(425.5)	425.5	–
Ordinary shares issued	0.5	20.3	–	–	–	20.8
At 28 April 2007	**46.1**	**166.2**	**(2.3)**	**3.2**	**647.1**	**860.3**

As permitted by section 230 of the Companies Act 1985, no profit and loss account for the Company is included in these financial statements. The profit of the Company for the period was £298.3 million (2005/06 loss of £59.3 million).

The capital reserves as at 29 April 2006 comprised a capital reduction reserve of £425.5 million with the balance relating to a capital redemption reserve. The capital reduction reserve arose on the group reconstruction in 1999/00 which took the form of introducing a new parent above the existing group. Following approval by the Court on 2 April 2007 this reserve has been reclassified as available for distribution to shareholders and as a result has been transferred to the profit and loss account. The capital redemption reserve relates to the Company's purchase of its own shares in prior periods.

Own shares held by the Group and the Company represent shares in the Company held by Halifax EES Trustees International Limited (formerly Dixons TSR Trust Limited) further details of which are given in note 25. The 2,233,063 shares held at 28 April 2007 had a market value of £3.6 million (29 April 2006 2,233,063 shares held had a market value of £4.1 million) and their nominal value was £0.1 million (29 April 2006 £0.1 million).

Reconciliation of movements in shareholders' funds

	2007 £million	2006 £million
Opening equity shareholders' funds	**698.2**	1,013.5
Profit/(loss) for the period	**298.3**	(59.3)
Equity dividends	**(157.0)**	(150.2)
Purchase and cancellation of own shares	–	(107.6)
Investment in own shares	–	(1.5)
Vesting of own shares	–	(0.8)
Share-based payments	–	0.2
Ordinary shares issued	**20.8**	3.9
Net additions/(reductions) to equity shareholders' funds	**162.1**	(315.3)
Closing equity shareholders' funds	**860.3**	698.2

The directors have proposed a final dividend of 6.85 pence per ordinary share amounting to £126.4 million. As at 28 April 2007, this dividend is subject to approval by shareholders at the annual general meeting and, accordingly, has not been recognised as a liability in these financial statements.

(k) Shareholders' funds and share capital continued

Called up share capital

	2007 £million	2006 £million
Authorised		
4,980,252,496 (29 April 2006 4,980,252,496) ordinary shares of 2.5p each	**124.5**	124.5
Allotted and fully paid		
1,842,704,504 (29 April 2006 1,824,743,520) ordinary shares of 2.5p each	**46.1**	45.6

During the period, 17,960,984 shares (2005/06 2,201,731 shares) were issued in respect of options exercised under employee share option schemes.

(l) Share-based payments

A description of the share-based payments operated by the Group is shown in note 26 to the consolidated financial statements. The Company's share of the amounts charged to the profit and loss account for equity settled share-based payments is £0.1 million (2005/06 £0.2 million).

(m) Post retirement benefits

DSG international plc maintains a pension scheme for eligible employees in the UK comprising both a defined benefit and defined contribution section. The defined benefit section is a funded scheme with assets held in a separate trustee administered fund. The scheme is valued by a qualified actuary at least every three years and contributions are assessed in accordance with the advice of independent qualified actuaries so as to spread the pension cost over the normal expected service lives of members. The last valuation was carried out as at 5 April 2004, using the projected unit method and has been used to determine the level of funding to the scheme. A further actuarial valuation as at 5 April 2007 is currently underway, however, results are not expected to be available until late in 2007.

The last actuarial valuation of the defined benefit section, showed the value of assets to be sufficient to cover 87 per cent of the benefits accrued to members after allowing for expected future increases in earnings. At 28 April 2007, the valuation of the defined benefit section for the purposes of FRS 17 showed a gross pension deficit of £38.4 million (29 April 2006 £141.7 million). Further particulars of the scheme are disclosed in note 28 to the consolidated financial statements, which although presented under IAS 19 "Employment Benefits" show figures and disclosures equivalent to those applicable under FRS 17.

Since 1 September 2002, the defined benefit section of the pension scheme has been closed to new entrants. Membership of the defined contribution section is now offered to eligible employees.

(n) Related parties

The Company has applied the exemption allowed by FRS 8 regarding disclosure of transactions with other undertakings which are members of the DSG international plc Group.

Five Year Record

Consolidated income statement[1],[6]

	2006/07 IFRS £million	2005/06 IFRS £million	2004/05 IFRS £million	2004/05 UK GAAP £million	2003/04 UK GAAP £million	2002/03 UK GAAP £million
Underlying revenue[2]	7,929.7	6,984.4	6,451.8	6,451.8	5,947.3	5,294.4
Percentage change	*13.5%*	*8.3%*		*8.5%*	*12.3%*	*17.6%*
Underlying operating profit[2]	**273.6**	284.9	262.5	271.6	280.1	247.5
Underlying net finance income[2]	**21.5**	26.1	27.4	28.6	9.7	3.7
Underlying profit before tax[2]	**295.1**	311.0	289.9	300.2	289.8	251.2
Percentage change	*(5.1)%*	*7.3%*		*3.6%*	*15.4%*	*12.9%*
Acquired intangible amortisation	**(4.7)**	(1.8)	(1.1)	–	–	–
Goodwill amortisation	**–**	–	–	(3.9)	(0.9)	(0.7)
Restructuring costs and other one off charges	**(165.8)**	(26.5)	(15.4)	(15.4)	(44.0)	(13.6)
Profit/(loss) on sale of investments[3]	**–**	2.9	16.3	16.3	82.8	(5.1)
Net fair value remeasurements	**(10.5)**	10.3	–	–	–	–
Profit before tax – continuing operations	**114.1**	295.9	289.7	297.2	327.7	231.8
Income tax expense	**(77.3)**	(88.2)	(73.2)	(75.8)	(71.1)	(57.8)
Profit after tax – continuing operations	**36.8**	207.7	216.5	221.4	256.6	174.0
Net loss on disposals	**(28.8)**	–	–	–	–	–
(Loss)/profit after tax from discontinued operations	**(5.6)**	4.0	29.5	27.3	26.7	34.6
(Loss)/profit after tax – discontinued operations	**(34.4)**	4.0	29.5	27.3	26.7	34.6
Profit for the period	**2.4**	211.7	246.0	248.7	283.3	208.6
Underlying diluted eps (pence)[2]	**10.9p**	11.8p	10.9p	11.3p	11.1p	10.0p
Percentage change	*(7.6)%*	*8.3%*		*1.8%*	*11.0%*	*11.1%*
Dividends per ordinary share (pence)	**8.870p**	8.450p	8.050p	8.050p	7.320p	6.655p
Percentage change	*5.0%*	*5.0%*		*10.0%*	*10.0%*	*10.0%*

Consolidated cash flow[1]						
Underlying operating profit[2]	**273.6**	284.9	262.5	271.6	280.1	247.5
Depreciation and amortisation	**138.6**	132.1	128.7	126.1	112.9	110.8
Working capital movements	**57.1**	94.3	82.9	90.1	(80.8)	(63.9)
Working capital impact of pay-as-you-go customer support agreements	**(67.3)**	(86.5)	(36.0)	(36.0)	–	–
Other	**(44.0)**	(2.0)	13.1	5.5	3.7	26.1
Net cash generated from operations[3]	**358.0**	422.8	451.2	457.3	315.9	320.5
Net finance income	**17.8**	28.4	28.7	29.0	7.3	8.8
Income tax paid	**(100.8)**	(85.0)	(84.0)	(93.4)	(49.1)	(67.3)
Net capital expenditure	**(111.0)**	(82.1)	(107.1)	(106.8)	(67.0)	(122.2)
Free Cash Flow	**164.0**	284.1	288.8	286.1	207.1	139.8

Available net funds						
Closing net funds	**224.9**	439.6	495.8	551.3	644.8	170.1
Less funds held under trust	**(111.2)**	(193.5)	(312.3)	(312.3)	(302.6)	(308.1)
Available net funds/(borrowings)[5]	**113.7**	246.1	183.5	239.0	342.2	(138.0)

Consolidated balance sheet[1],[6]

	2007 IFRS £million	2006 IFRS £million	2005 IFRS £million	2005 UK GAAP £million	2004 UK GAAP £million	2003 UK GAAP £million
Non-current assets						
Goodwill	1,057.1	1,087.6	1,004.2	1,010.4	937.1	997.6
Intangible assets	127.7	109.7	107.8	–	–	–
Tangible assets	580.6	641.4	600.4	638.0	583.9	621.3
Other non-current assets	144.2	187.0	194.1	132.5	160.6	455.4
	1,909.6	2,025.7	1,906.5	1,780.9	1,681.6	2,074.3
Current assets						
Inventories	1,030.6	873.4	811.3	811.3	793.0	779.7
Other current assets	409.9	370.4	375.2	377.3	394.8	438.1
Short term investments	185.9	232.6	306.5	867.0	765.1	713.9
Cash and cash equivalents	440.5	617.5	704.5	144.0	239.3	152.0
	2,066.9	2,093.9	2,197.5	2,199.6	2,192.2	2,083.7
Total assets	3,976.5	4,119.6	4,104.0	3,980.5	3,873.8	4,158.0
Current liabilities						
Bank overdrafts	(5.7)	–	(107.1)	(107.1)	(4.1)	(8.3)
Other borrowings	(2.9)	(8.8)	(34.7)	(34.7)	(57.4)	(143.0)
Obligations under finance leases	(1.0)	(0.5)	(0.4)	–	–	–
Other current liabilities	(1,827.1)	(1,712.1)	(1,481.3)	(1,594.8)	(1,504.3)	(1,527.7)
Provisions	(32.7)	(27.7)	(7.0)	(7.0)	–	–
	(1,869.4)	(1,749.1)	(1,630.5)	(1,743.6)	(1,565.8)	(1,679.0)
Net current assets	197.5	344.8	567.0	456.0	626.4	404.7
Non-current liabilities						
Borrowings	(290.4)	(301.1)	(317.9)	(317.9)	(298.1)	(544.5)
Obligations under finance leases	(101.5)	(100.1)	(55.1)	–	–	–
Retirement benefit obligations	(38.4)	(141.7)	(186.5)	–	–	–
Other non-current liabilities	(354.1)	(393.1)	(455.3)	(436.1)	(505.6)	(540.2)
Provisions	(18.4)	(10.8)	(7.7)	(7.7)	(36.6)	(17.8)
	(802.8)	(946.8)	(1,022.5)	(761.7)	(840.3)	(1,102.5)
Total liabilities	(2,672.2)	(2,695.9)	(2,653.0)	(2,505.3)	(2,406.1)	(2,781.5)
Net assets	1,304.3	1,423.7	1,451.0	1,475.2	1,467.7	1,376.5
Equity shareholders' funds	1,281.7	1,414.4	1,408.7	1,432.9	1,428.0	1,337.1
Equity minority interests	22.6	9.3	42.3	42.3	39.7	39.4
Total equity	1,304.3	1,423.7	1,451.0	1,475.2	1,467.7	1,376.5

Notes:

(1) Comparatives for the 2002/03 and 2003/04 are presented under UK GAAP as previously reported and whilst they have been restated to exclude discontinued operations have not been restated for any new UK accounting standards which may now apply. The 2004/05 financial year has been presented in accordance with IFRS as well as UK GAAP as previously reported in order to highlight the transition from UK GAAP to IFRS.

(2) Underlying figures exclude the effects of discontinued operations, acquired intangible amortisation, exceptional asset impairments, net restructuring charges and other one off items, profits on sale of investments and net fair value remeasurements on financial instruments.

(3) Net cash generated from operations includes dividend payments to minority shareholders.

(4) Free Cash Flow relates to continuing operations and comprises net cash flow generated from operations before special pension contributions, plus net finance income, cash flows related to finance leases, less income tax paid and net capital expenditure.

(5) Available net funds/(borrowings) comprise cash and cash equivalents, short term investments and borrowings and exclude funds held under trust in respect of customer support agreement liabilities.

(6) The presentation of both the income statement and the balance sheet differs from UK GAAP. Comparative figures for 2002/03 and 2003/04 have not been restated for such reclassifications which include intangible assets, short term investments, cash and cash equivalents and provisions.

Shareholder Information

Registered office
Maylands Avenue, Hemel Hempstead, Hertfordshire HP2 7TG. Registered No. 3847921. www.dsgiplc.com

Registrars and transfer office
Capita IRG plc, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, West Yorkshire HD8 0LA
Tel: 0870 162 3100. www.capitaregistrars.com

Joint brokers
Citigroup Global Markets, JP Morgan Cazenove

Shareholder enquiries
Shareholders can access shareholding details over the internet. The web address for our Registrars' site is shown above. As well as checking name, address and shareholding details in the Shareholder Help section, you can download change of address, dividend mandate and stock transfer forms. This is a secure site. So that the system can validate enquiries an Investor Code is required. This is a numerical account number shown on your share certificate and dividend tax counterfoil.

Share dealing service
On-line and telephone share dealing services are available through our Registrars, providing easy access and simple to use services. There is no need to pre-register and the facilities allow you to trade in "real time" and at a known price which will be given to you at the time you give your instruction. In order to deal via these facilities you will need your Investor Code (see above) as well as stating your surname, full postcode and date of birth. Details of the online dealing service are available on www.capitadeal.com and the telephone dealing service is on 0870 458 4577.

Cazenove operates a postal share dealing service for private investors who wish to buy or sell the Company's shares. Details are available from Cazenove. Tel: 020 7155 5328.

Dividend mandate
If you wish your dividends to be paid directly into a bank or building society account you should contact the Registrars for a dividend mandate form or download one from the Registrars' website shown above. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures that your account is credited on the dividend payment date. Completed mandate forms should be received by the Registrars by 24 August 2007.

Dividend payments made in foreign currencies
Our Registrars are now able to convert dividends to certain foreign currencies payable through the BACS system only. More details are available by contacting the Registrars on +44 (0)20 8639 3405 or by visiting their website www.capitaregistrars.com/international

CREST

The Company's shares are traded on CREST. CREST is a voluntary system which enables shareholders to hold and transfer their shareholdings electronically rather than by paper. Shareholders holding shares in this way can opt to receive their dividends through the CREST system.

Unsolicited mail

The Company is obliged to make its share register available to third parties on payment of a prescribed fee. This may result in shareholders receiving unsolicited mail. If you wish to limit the receipt of unsolicited mail you should write to:

The Mailing Preference Service, FREEPOST 22, London W1E 7ER or register on their website at www.mpsonline.org.uk

ShareGift

The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available on the ShareGift internet site, www.sharegift.org.

Financial calendar

Final dividend record date	24 August 2007
Annual general meeting	5 September 2007
Payment of final dividend	28 September 2007
2007/08 interim results announcement	28 November 2007
Payment of 2007/08 interim dividend	February 2008

Alternative format

If you would like the Annual Report and Accounts or any other shareholder documentation in an alternative format, please send a request to disability@dsgiplc.com or telephone 01727 204474 or minicom 01727 206753.

Designed and produced by CGI London

Printed in the UK by MPG impressions, Environmental Management System ISO 14001 accredited and Forest Stewardship Council (FSC) chain of custody certified

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END

DSG international plc
Maylands Avenue
Hemel Hempstead
Herts HP2 7TG

Tel 0870 850 3333
www.dsgiplc.com